Notice of 2022 Annual Meeting and Proxy Statement

Genworth Financial, Inc.





Our Promise

We apply our nearly 150 years of experience each day in helping customers navigate caregiving options and prepare for the challenges that come as we age. We're here to be a trusted ally for everybody who needs care as they age and anybody who loves them.

Our Strength is Our People

We understand the issues you face because we face them too. We're all someone's son or daughter, mother or father, neighbor or friend. We share the same challenges of aging and caregiving for people we love. We understand how important these issues are and how much they matter, and that's why we come to work every day. That's why we're committed to a work environment that fosters inclusion, community involvement, learning, and well-being.

What We Stand For

We are committed to helping families become more financially secure, self-reliant, and prepared for the future. Furthermore, we believe aging isn't something to be endured; it's something to be embraced.

Whether it's pioneering long-term care insurance over 40 years ago or leading the conversation about how issues of aging affect all of us, you can count on us to be at the forefront of the industry.

Letter to Our Stockholders

April 6, 2022

Dear Stockholder,



Melina Higgins
Non-Executive Chair of the Board

Dear Stockholder,

You are invited to attend the 2022 Annual Meeting of Stockholders of Genworth Financial, Inc. (the 2022 Annual Meeting) to be held at 9 a.m. ET on May 19, 2022.

The Annual Meeting will include a report on our business operations, discussion, and voting on the matters set forth in the accompanying Notice of 2022 Annual Meeting of Stockholders and Proxy Statement, and discussion and voting on any other business matters properly brought before the meeting.

The Board of Directors has elected to hold a virtual-only Annual Meeting to facilitate stockholder attendance by enabling stockholders to participate from any location and at no cost. The virtual meeting will provide similar opportunities for participation as if the meeting were held in person. We are pleased that the virtual format of our last two annual meetings has allowed for increased stockholder engagement in this important process. You will be able to attend the meeting online, vote your shares electronically, and submit questions before or during the meeting via www.virtualshareholdermeeting.com/GNW2022.

Whether or not you plan to attend the 2022 Annual Meeting, you can ensure your shares are represented at the meeting by promptly submitting your proxy by telephone, by Internet or by completing, signing, dating, and returning your WHITE proxy card.

Strong Strategic Progress in 2021

As the Non-Executive Chair of Genworth's Board of Directors, I am proud of the significant progress made in 2021 to strengthen and reposition our business for the long-term, thanks to the dedication of our committed and engaged Directors, management team and workforce. Their focus and execution through uncertainty, created by both the ongoing pandemic and the termination of our merger agreement with China Oceanwide in April 2021, ensured that we entered 2022 in a much stronger position.

As we embarked on a new strategy to create stockholder value in 2021, we achieved several significant milestones, including the completion of the partial IPO of Enact Holdings, Inc. (Enact), the paydown of over $2.1 billion of holding company debt, and significant upgrades to Genworth's and Enact's credit ratings. The Board conducted a robust process that considered several different options to satisfy our objective of protecting and unlocking Enact's value. Following a thorough review, we determined that the partial IPO best enabled us to maximize value for Genworth stockholders over the long-term.

We continue to maintain our strong commitment to Genworth's nearly 2.9 million policyholders and their families who depend on us through these challenging times by paying over $25 billion in benefits through 2021.

Furthering our commitment to corporate governance

In addition to strengthening our financial position, we have furthered our commitment to strong corporate governance. Over the last two years, we have refreshed Genworth's Board with the addition of five new independent directors who bring excellent credentials and diverse perspectives. The new directors are already bringing their many talents to bear to help guide Genworth forward. We have also maintained separate Chair and CEO positions, which is consistent with best practices to ensure balance between management execution and board oversight.

Regarding our Directors, Debra Perry has informed us that she does not intend to stand for re-election at this year's Annual Meeting. I would like to thank Debra for her service to Genworth and its stockholders over the past six years. Debra served during an especially critical time for Genworth, and her guidance as Risk Committee chair and broader financial perspectives were invaluable to our success in navigating that period. I would also like to welcome Elaine Sarsynski, who was elected to the Genworth Board of Directors on March 23. Her extensive experience in the insurance industry and as a global financial services executive will be a great asset to the Board, and I am confident that her contributions will support the company's continued progress in improving stockholder value.

Additionally, Genworth published its first Sustainability Report in 2021, demonstrating the Board's focus on this important topic. We have worked to build and advance our sustainability platform and have engaged with relevant stakeholders, including investors, employees, policymakers, and consumers. To assess our own impact, we look to the United Nation's Sustainable Development Goals, which provide a global framework for achieving a better and more sustainable future for all.

Optimism for the future

As we move through 2022, we are committed to building on the strong foundation we have established as we help more families understand, prepare for, and solve the challenges of aging. On behalf of the Board of Directors, I am proud of the significant progress we have made and look forward to achieving new milestones in the years to come.

Cordially,

Melina Higgins

Melina Higgins
Non-Executive Chair of the Board



Letter to Our Stockholders

April 6, 2022

Dear Stockholder,



Tom McInerney
President, CEO and Director

Dear Stockholder,
2021 was a transformational year for Genworth that resulted in a significantly strengthened financial position and new strategic direction. I am proud of our consistently strong operating performance and strategic progress during the year and believe we are well positioned as we move forward with plans to unlock stockholder value.

Genworth delivered outstanding financial results in 2021, including U.S. GAAP net income for the full year of $904 million and adjusted operating income of $765 million. Enact had a record year and contributed $520 million in adjusted operating earnings to Genworth. The U.S. Life and Run-Off segments delivered combined adjusted operating earnings of $321 million, led by strength in Long-Term Care Insurance (LTC). We also ended the year with much stronger capital and liquidity positions.

Successfully executed against strategic priorities
We made incredible progress against our strategic priorities in 2021. Achieving milestones such as the completion of the partial IPO of Enact in September, the retirement of over $2.1 billion in holding company debt, and substantial risk reduction in our legacy LTC blocks helped to create the financial flexibility needed to consider options for stockholder capital return.

The Enact IPO drove important benefits for both Genworth and Enact, generating cash proceeds for Genworth to reduce holding company debt, establishing Enact as a standalone company with a new Board of Directors and direct access to equity capital markets, and ultimately driving substantial improvements in credit ratings for both companies. Looking ahead, future cash flows from Genworth's 81.6% retained interest in Enact will enable further de-levering and could allow for the return of capital to Genworth stockholders.

Through our multi-year LTC rate action plan, or MYRAP, we delivered a new record for approved LTC rate increases of $403 million in 2021, from 45 states on 173 separate premium rate filings. LTC premium increases and benefit reductions achieved since 2012 have improved the legacy LTC portfolio by $19.6 billion on a net present value basis. Given this outstanding progress, I am more confident than ever that we can stabilize the legacy business, enabling Genworth to meet our obligations to policyholders while advancing our plans for future growth and value creation for our stockholders.

Returning capital to stockholders remains a top priority. With $1.2 billion of holding company debt outstanding at the end of 2021, we are very close to achieving our debt target of approximately $1 billion, which will create flexibility for Genworth to consider paying dividends or repurchasing shares as part of a balanced capital allocation framework. I look forward to providing updates as we approach this important milestone in 2022.

Our next chapter
After emerging from a period of uncertainty and overseeing a dramatic recovery in Genworth's financial condition, we are ready to write the company's next chapter. We will leverage Genworth's 40-plus years of experience and expertise in LTC to help solve the critical societal issue of ensuring access to affordable quality care for Americans as they age. To this end, we have launched a new business, Global Care Solutions, that will encompass several new ventures including fee-based advice and services as well as new insurance products to help customers navigate caregiving options, protect and grow their retirement income, and prepare for the challenges that come with aging.

Our unique insights and ability to apply what we have learned, combined with the expertise and investment of third-party partners, have the potential to bring innovative, profitable, and much-needed solutions to consumers. I am confident we have the right team, strategy and experience, including an engaged Board with diverse perspectives, to capitalize on the significant growth opportunities we see ahead. We have important work to do, and it's my personal mission to steer Genworth into this new phase for our stockholders, customers, and colleagues.

I look forward to updating you as we continue this journey. As always, thank you for your investment and support.

Cordially,

Thomas J. McInerney

Thomas J. McInerney
President and Chief Executive Officer



















Notice of 2022 Annual Meeting of Stockholders

Date and Time
Thursday,
May 19, 2022,
at 9:00 a.m. ET

Meeting Access
www.virtualshareholdermeeting.com/GNW2022
Using your 16-digit control number included on your WHITE proxy card or notice

Who Can Vote
Stockholders of record at the close of business on March 21, 2022

How to Vote

Internet
www.proxyvote.com

Telephone
1-800-579-1639

E-mail
sendmaterial@proxyvote.com

Mail
You can vote by mail by requesting a paper copy of the materials, which will include a WHITE proxy card.

Voting Items

Proposals	Board Vote Recommendation	For Further Details
1. Election of Nine Directors	**FOR** each of the Board's nominees	↗ Page 14
2. Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	↗ Page 40
3. Ratification of the Selection of KPMG LLP as the Independent Registered Public Accounting Firm for 2022	**FOR**	↗ Page 79

Stockholders will also discuss and vote on such other business as may properly come before the 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting") or any adjournment thereof.

In accordance with the U.S. Securities and Exchange Commission rule, we are furnishing this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2021 ("2021 Annual Report") to many of our stockholders solely over the Internet. We believe that posting these materials on the Internet enables us to provide stockholders with the information that they need more quickly. In addition, it lowers our costs of printing and delivering these materials, and reduces the environmental impact of our 2022 Annual Meeting. The Notice of Internet Availability of Proxy Materials sent to many of our stockholders explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

On February 2, 2022, Mr. Scott Klarquist provided notice to the company of his intent to nominate himself as a candidate for election to the company's Board of Directors at the 2022 Annual Meeting. You may receive proxy solicitation materials from Mr. Klarquist. We are not responsible for the accuracy of any information contained in any solicitation materials filed or disseminated by, or on behalf of, Mr. Klarquist or any other statements that he may otherwise make.

The Board of Directors unanimously recommends that you vote FOR each of the Board's director nominees to be elected and vote in accordance with the Board's recommendations on each other proposal before the 2022 Annual Meeting, as described in the Proxy Statement and the WHITE proxy card.

We urge stockholders to participate in the 2022 Annual Meeting. Stockholders may vote by telephone, through the Internet or by mailing your completed and signed WHITE proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). Each share of Class A Common Stock issued and outstanding as of the record date is entitled to one vote on each matter to be voted upon at our 2022 Annual Meeting. Your vote is important and we urge you to vote.

This Notice, the Proxy Statement and WHITE proxy card are first being made available or mailed to stockholders on or about April 6, 2022.

Cordially,

Michael J. McCullough
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the 2022 Annual Meeting of Stockholders to be Held on May 19, 2022 Genworth's Notice of 2022 Annual Meeting of Stockholders, Proxy Statement and 2021 Annual Report are Available, Free of Charge, at: www.proxyvote.com

Table of Contents

Certain statements in this proxy statement, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties set forth in our 2021 Annual Report for the year ended December 31, 2021. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Genworth in 2021

In 2021, consistent with our strategic plan priorities, we aligned named executive officer ("NEO") incentives with the execution of financial and other strategic initiatives that would improve our operating performance, enable strategic flexibility and increase returns in Enact Holdings, Inc. ("Enact").

Based on our success against these and other key metrics, our 2021 executive compensation outcomes reflect a year of very strong performance. A discussion of our performance is included in the Compensation Discussion and Analysis beginning on page 41.

Genworth's Strategic Priorities

- Maximize the value of Enact
- Reduce holding company debt
- Achieve economic breakeven and stabilize the legacy Long-Term Care insurance portfolio

- Advance growth initiatives in Long-Term Care
- Return capital to Genworth stockholders

 *See page 43 for a detailed discussion of targets linked to NEO compensation in 2021*

2021 Performance Highlights by Business Area

Enact Holdings, Inc. (formerly U.S. Mortgage Insurance)

- We exceeded both financial and strategic objectives, including our targets for adjusted operating income, operating return on equity ("ROE"), initial public offering ("IPO") execution, market share & pricing, and loss management.
- Executed the loss mitigation strategies to minimize our losses and assist families with staying in their homes. Strategies included working with servicers to maximize use of loss mitigation plans such as forbearance and payment deferral programs, improving servicer loss mitigation reporting, borrower outreach campaigns, and loss reserve reduction activities.

U.S. Life Insurance

- We exceeded our internal targets for in-force rate action approvals and premium rate actions filed on our legacy blocks of long-term care insurance ("LTC") in execution of our multi-year rate action plan.
- Exceeded our internal goals with respect to our U.S. life insurance ("U.S. Life") statutory risk-based capital ("RBC").
- Implemented expense management through annualized expense reductions, progress on outsourcing efforts, and realignment and refocus of resources. Reorganized the business to better support and align the business strategy going forward.
- Implemented associate engagement objectives to better support and align the business strategy going forward.
- Implemented in-force strategic priorities for accelerating risk management and implementation of a LTC litigation settlement enabling policy holders to elect reduced benefits.

Corporate and Other

- Throughout the pandemic, Genworth has remained committed to effectively servicing its customers and policyholders while maintaining the health and safety of our employees and their families.
- Reduced outstanding holding company debt by approximately $2.1 billion in 2021, which included paying off the AXA, S.A. promissory note and eliminating $400 million of parent holding company debt due in 2023.
- We had strong investment portfolio performance, exceeding our internal goals for net investment income, purchase yield, and impairments and trading losses. Exceeded the full year target for private asset production in the U.S. Life business and Enact. Implemented an environmental, social and governance ("ESG") investment framework, including adoption of a policy statement and public and private corporate bond scoring.

Sustainability: *Enabling Tomorrow's Possibilities*

Genworth's Sustainability platform rests on the firm foundation of robust governance practices. We strive to create long-term value for our key stakeholders – policyholders, consumers, employees, stockholders, distribution partners, and the broader community, recognizing that today's priorities enable tomorrow's possibilities.

We invite you to review our **2021 Sustainability Report** for more information on how we are **Caring Today for a Sustainable Tomorrow**.



Governance: *Oversight Today to Further Transparency Tomorrow*

Board Oversight: The Nominating and Corporate Governance Committee (the "Governance Committee") of Genworth's Board of Directors oversees ESG policies and practices and periodically reviews our sustainability efforts, as described on page 29. Oversight of our enterprise risk management practices, including our emerging risk framework and climate risks, and investment strategies/performance has been delegated to the Board's Risk Committee, as noted on page 30, while our compliance with relevant legal and regulatory requirements is monitored by the Board's Risk and Audit Committees. The Risk Committee and the full Board also receive periodic briefings on information security and cybersecurity matters.

Management Oversight: Genworth's Executive Council directs incorporation of sustainability initiatives into our overall strategy, while a cross-functional Sustainability Committee implements these initiatives.



Investments: *Responsible Investing Today to Honor Our Promises Tomorrow*

Our approach to managing investments is aligned with our fiduciary responsibility to strive to fulfill promises to our policyholders to be there when they need us most – a core tenet of our sustainability platform. We have integrated ESG considerations into our overall investment strategy, assessing these factors in our underwriting process and risk/reward analyses. Among other things, management oversight of investment strategies and risks related to ESG is exercised through our Investments ESG Committee, with ultimate decisioning by our Investment Committee.

Genworth holds more than $400 million of green, social, and sustainability-linked bonds and maintains significant holdings in other sustainable issuance, with more than $200 million of investment in hydro, wind, solar, and energy-efficiency projects.



Policyholders: *Coverage Today to Permit Peace of Mind Tomorrow*

With more than two million customer interactions in 2021, Genworth paid over $8.2 million in LTC benefits per business day, totaling more than $2 billion.

To protect personal information, Genworth takes a comprehensive approach to data security, utilizing a suite of information technology security controls that are fully functional whether work is performed within Genworth facilities or from alternate locations, including from the homes of our employees. Our Information Security Program is designed to safeguard our information systems and protect the confidentiality and integrity of all company data. We are particularly focused on protecting sensitive customer information and have adopted a **Limited Access Protocol to Data**, which, in addition to other measures, is designed to ensure that access is afforded only to designated personnel, with demonstrated business needs.

Our security controls are reviewed regularly both by internal and external parties, including commercial/institutional customers, regulators, and penetration testers.



Community: *Engagement Today to Enrich Communities Tomorrow*

In 2021, our areas of philanthropic focus included Healthy Aging and Caregiving, Affordable Housing and Homeless, and Sustainability.

The Genworth Foundation awarded grants and other funding totaling over $1 million, of which more than $244,000 supported philanthropic initiatives identified by Enact. Our foundation also contributed over $526,000 in matching gifts, employee volunteer rewards, and other service donations (over $106,000 of which was attributed to engagement by Enact employees).

Including matching gifts, Genworth employees donated well over $1.1 million to non-profit organizations globally (over $234,000 donated by Enact employees) and volunteered over 3,700 hours (893 hours attributed to Enact employees). In addition, Genworth contributed almost $450,000 in sponsorships to organizations that align with our philanthropic focus areas.



Culture: *Awareness Today to Foster Cultural Competence Tomorrow*

Aligning with the CEO Action for Diversity and Inclusion Pledge, we continue to advance diversity, equity, and inclusion ("DEI") in the workplace with intentional efforts to promote awareness and tolerance. In 2021, we launched nine "on-demand" DEI training courses as well as disability awareness training. We were acknowledged by the Women's Forum of New York for accelerating gender parity in the boardroom and, for the fifth consecutive year, achieved a perfect score on the Human Rights Campaign's Corporate Equality Index.

In addition to our work internally, we contributed over $170,000 to non-profit organizations that are advancing DEI in our respective communities, along with other resources to advance this critical work. (Enact-specific DEI contributions total $54,500).



Climate: *Conservation Today to Power Generations Tomorrow*

Genworth again achieved a "B" (Management) score on our 2021 CDP (Carbon Disclosure Project) submission (reflecting efforts and initiatives undertaken in 2020). We implemented energy efficiency initiatives resulting in a decrease of nearly 300 metric tons of CO_2e in our Scope 1 and Scope 2 emissions during the reporting year. We acknowledge that office closures related to the pandemic drove most of this reduction and will track how the safe return to our office facilities impacts our carbon footprint.

Human Capital Management

Genworth is committed to helping families become more financially secure, self-reliant, and prepared for the future – and that philosophy isn't just towards our customers; it extends to our employees too. At Genworth, we take a holistic approach to human capital management practices, from attracting and retaining talent with comprehensive benefits and compensation packages, to professional development and learning opportunities, to dedicated resources for fostering an equitable and inclusive environment, to our sincere commitment to community service and involvement.

- We believe our compensation package, including salary, incentive bonus, and long-term incentives, aligns employee and stockholder interests, as well as rewards our employees for serving all of our current and future policyholders.
- In addition to a competitive compensation program, we also offer our employees benefits such as life and health (medical, dental & vision) insurance, paid time off, paid parental leave, financial planning, and a 401(k) plan.
- We offer a multitude of professional development enrichment courses, whether on leadership and professional skills training or industry-specific matters, as well as tuition reimbursement benefits to aide career progression.
- Our cultural and demographic-based employee resource groups ("ERGs") help to build an inclusive culture through company-wide events, participation in our recruitment efforts, and input into our hiring strategies. We continue to focus on building a pipeline for talent to create more opportunities for workplace diversity and to support greater representation within the company.
- We champion civic engagement through paid volunteer time for our employees, our event sponsorship program, employee-directed charitable gifts through the Genworth Foundation, and our commitment to environmental sustainability.

As COVID-19 continued into 2021, we maintained a number of policies to protect our employees. Our offices remained closed and we maintained a complete work-from-home policy. To further support our employees, we continue to provide additional financial, health and wellness resources, as well as a flexible work schedule to allow employees additional time for selfcare and the care of family members. We have run voluntary return to in-person work pilot programs based on federal and state health policy guidance, among other considerations, in anticipation of fully reopening our offices in 2022. As of December 31, 2021, we employed approximately 2,500 full-time and part-time employees. None of our employees are subject to a collective bargaining agreement.

Proxy Summary

This summary highlights information about Genworth Financial, Inc. (the "company," "Genworth," "we," "our" and "us") and certain information contained elsewhere in this proxy statement ("Proxy Statement") for Genworth's 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting"). We also make reference to our subsidiary, Enact Holdings, Inc. (formerly known as U.S. Mortgage Insurance) ("Enact"). This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Item 1

Election of Nine Directors

✔ The Board recommends a vote **FOR** each of the Board's director nominees. ↗ See page 14

Our Director Nominees

The table below sets forth information about our director nominees, each of whom is an incumbent member of the Genworth Board of Directors (the "Board" or the "Board of Directors"). The Board has determined that eight of the nine nominees of the Board are independent directors under the New York Stock Exchange listing requirements and our Governance Principles.

Name and Primary Occupation	Age	Director Since	Other Public Company Boards	Committee Membership A	COMP	NOM	R
G. Kent Conrad Former U.S. Senator	74	2013	0	●	●	👤	○
Karen E. Dyson Lieutenant General, U.S. Army, Retired	62	2020	0	○	👤	●	●
Jill R. Goodman Managing Director, Foros Advisors LLC	55	2021	1	●	○	○	●
Melina E. Higgins* Former Partner at The Goldman Sachs Group, Inc.	54	2013	1	○	○	●	●
Thomas J. McInerney President and Chief Executive Officer of Genworth Financial, Inc.	65	2013	1	●	●	●	●
Howard D. Mills, III Executive Vice President of Business Development and External Affairs, beeXact	57	2021	0	●	●	○	○
Robert P. Restrepo Jr. Former Chairman and President and Chief Executive Officer of State Auto Financial Corporation	71	2016	2	👤	○	●	●
Elaine A. Sarsynski** Former Chairwoman, Chief Executive Officer and President, Mass Mutual International	66	2022	3	●	●	●	●
Ramsey D. Smith Founder and CEO, ALEX.fyi	54	2021	0	●	●	○	○

* Non-Executive Chair of the Board

** Elected to the Board of Directors on March 23, 2022. Committee appointments will occur after the 2022 Annual Meeting.

A Audit
COMP Management Development and Compensation
NOM Nominating and Corporate Governance
R Risk

👤  Chair
○  Member

Board's Director Nominee Attributes

Independence	Tenure	Age	Gender	Race/Ethnicity
89% Independent	4.22 years average	62 years average	44% Female	22% Diverse
Independent 8	< 5 years 5	< 55 years 2	Female 4	African American/ Black 1
Not independent 1	5-7 years 1	55-64 years 3	Male 5	Asian & White 1
	>7 years 3	65-70 years 2		White 7
		>70 years 2		

Governance Highlights/Best Practices

Board Independence and Composition

- ✓ Board Committees Consist Entirely of Independent Directors
- ✓ Separate Independent Chair and CEO

Board Performance

- ✓ All Then Current Directors Attended at least 75% of Meetings Held in 2021
- ✓ Independent Directors Meet Regularly in Executive Session
- ✓ Annual Board and Committee Self-Evaluations

Stockholder Rights

- ✓ Annual Election of All Directors
- ✓ Majority Voting for Directors in Uncontested Elections
- ✓ Stockholders Holding at least 40% of Outstanding Common Stock Have Ability to Call Special Meeting
- ✓ No Poison Pill

Policies, Programs and Guidelines

- ✓ Stock Ownership Requirements for Directors and Executive Officers
- ✓ Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers
- ✓ Social Responsibility Section of Our Corporate Website

Board's Director Nominee Qualifications

Qualification	Count
Chief Executive Officer/Business Head Experience	6/9
Financial/Investment Experience	7/9
Technology/Information Security	3/9
Healthcare/Medical	5/9
Industry Experience	5/9
Marketing Experience	5/9
International	5/9
Risk Management	7/9
Public Policy/Regulatory	6/9
Mergers & Acquisitions/ Restructuring	7/9
Public Company Board Experience	6/9

Item 2

Advisory Vote to Approve Named Executive Officer Compensation

✔ The Board recommends a vote **FOR** this proposal.   ↗ See page 40

Executive Compensation Highlights

Compensation Program Features

Our 2021 annual executive compensation program consisted of the following key elements: base salary, annual incentive, and annual long-term incentive grants (including performance stock units ("PSUs"), and restricted stock units ("RSUs")). A significant portion of target executive compensation is completely at risk.

2021 CEO Target Compensation



58%
PSUs

14%
Base Salary

86%
Total At Risk Pay

28%
Annual
Incentive

2021 Other Continuing NEO Target Compensation



24%
PSUs

23%
Base Salary

77%
Total At Risk Pay

29%
Annual
Incentive

24%
RSUs

Funding Outcomes for Annual Incentive Program Metrics

The metrics shown below were used to determine performance for the Company's 2021 Annual Incentive Program. The percentages shown reflect the ultimate funding rate as a percentage of target, where maximum funding for each metric was 150%. Please see the *Annual Incentive* section on pages 48-49 for detailed information about these metrics and their targets, as well as each continuing NEO's scorecard and how the metrics that factored into their 2021 annual incentive awards.

FUNDING PERCENTAGES OF FINANCIAL OBJECTIVES

U.S. Life Insurance	Genworth Life Insurance Company Consolidated RBC — **150%**	Gross Incremental Gross Premium Approval — **150%**	LTC In-Force Premiums Filed — **147%**
Enact	Adjusted Operating Income — **124%**	Levered Operating Return on Equity — **128%**	
Investments	Net Investment Income — **149%**	U.S. Life Purchase Yield v. External Benchmark — **150%**	Enact Purchase Yield v. External Benchmark — **150%**
	Genworth GAAP Impairments and Trading Gains/Losses — **150%**	U.S. Life Statutory Impairments and Trading Gains/Losses and Capital/Credit Migration Impact — **150%**	

FUNDING PERCENTAGES OF STRATEGIC OBJECTIVES

ENACT

Execute Enact Initial Public Offering — **150%**	Market Share & Pricing — **140%**	Loss Management — **150%**

U.S. LIFE INSURANCE

Expense Management & Associate Management — **150%**	Support LTC New Business Strategy — **100%**	LTC In-Force Strategic Priorities — **150%**

CORPORATE & OTHER

U.S. Life Private Asset Production — **115%**	Enact Asset Production — **150%**	Expense Management — **130%**
ESG Investments Framework — **125%**	Diversity & Inclusion — **130%**	

Long-Term Incentive Program Overview

2019-2021 Performance Stock Unit Metrics and Results

	Consolidated Genworth Adjusted Operating Income ($MM)		
Performance Measurement Period	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
January 1, 2019—December 31, 2021	$840	$1,050	$1,260 $1,953*

* Actual result achieved for 2019-2021 performance period, resulting in maximum (200%) payout of these awards.

2020 and 2021 Performance Stock Unit Awards

For 2020 performance-based long-term incentive awards, we used the following metrics, each applied over one cumulative three-year performance period:

- Enact and Genworth Mortgage Insurance Australia adjusted operating income (weighted 2/3); and
- Net present value of approved LTC rate actions (weighted 1/3).

For 2021 performance-based long-term incentive awards, we used the following metrics:

- Consolidated Genworth U.S. generally accepted accounting principles ("GAAP") adjusted operating income for the three-year period ending December 31, 2023 (weighted 80%); and
- Total shareholder return ("TSR"), relative to companies in the S&P 400 Financials sector, for the period from grant date through December 31, 2023 (weighted 20%), which represents a new performance metric to further align incentives with stockholder return.

See page 60 of the *Compensation Discussion and Analysis* section for metric definitions, adjustments, and other details.

Item 3

Ratification of the Selection of KPMG LLP as the Independent Registered Public Accounting Firm for 2022

✔ The Board recommends a vote **FOR** this proposal.   ↗ See page 79

Genworth Board of Directors

Proposal 1

Election of Nine Directors

Currently, ten directors serve on our Board of Directors, the terms for whom all expire at the 2022 Annual Meeting. One of our current directors, Debra J. Perry, will not stand for re-election and intends to retire from service on the Board of Directors, following the completion of her current term in May 2022. Accordingly, our Board of Directors has set the size of the Board of Directors at nine members, effective at the 2022 Annual Meeting. At the 2022 Annual Meeting, nine directors are to be elected to hold office until the 2023 Annual Meeting of Stockholders and until their successors have been duly elected and qualified or until the earlier of their resignation or removal in a manner provided for in the Bylaws. Working through its Governance Committee, our Board of Directors continually evaluates the optimal size for the Board and will continue to evaluate Board composition.

The Board's nine nominees for election at the 2022 Annual Meeting are listed on pages 15-19 with brief biographies, a list of their current committee memberships and descriptions of their qualifications and skills to serve as our directors. See the *Board of Directors and Committees—Board Composition* section below for a description of how our directors' blend of backgrounds benefits our company. The Board of Directors has determined that eight of the nine nominees of the Board of Directors are independent directors under the New York Stock Exchange ("NYSE") listing requirements and our Governance Principles, which are discussed below in the *Corporate Governance* section.

On February 2, 2022, Mr. Scott Klarquist provided notice to the company of his intent to nominate himself as a candidate for election to the Board of Directors at the 2022 Annual Meeting.

Sen. Conrad, Lt. Gen. Dyson, Ms. Goodman, Ms. Higgins, Mr. McInerney, Mr. Mills, Mr. Restrepo, Ms. Sarsynski and Mr. Smith have been nominated by our Board of Directors to be elected by holders of our common stock. We are not aware of any reason why any nominee of the Board of Directors would be unable to serve as a director. If a nominee of the Board of Directors for election is unable to serve, the shares represented by all valid proxies will be voted for the election of any other person that our Board of Directors may nominate as a substitute.

> ✔ The Board of Directors recommends that Stockholders vote FOR the election of Sen. Conrad, Lt. Gen. Dyson, Ms. Goodman, Ms. Higgins, Mr. McInerney, Mr. Mills, Mr. Restrepo, Ms. Sarsynski and Mr. Smith.

Board's Nominees

Director Bios

G. Kent Conrad

Former U.S. Senator



Committees: **Nominating and Corporate Governance (Chair), Risk**

Age: **74**

Director Since: **March 2013**

BACKGROUND

Sen. Conrad served as a U.S. Senator representing the State of North Dakota from January 1987 to January 2013. He served as Chairman or Ranking Member of the Senate Budget Committee for 12 years. Prior to serving in the U.S. Senate, Sen. Conrad served as the Tax Commissioner for the State of North Dakota from 1981 to 1986 and as Assistant Tax Commissioner from 1974 to 1980. Sen. Conrad received an A.B. in Political Science from Stanford University and an M.B.A. from George Washington University.

QUALIFICATIONS

Sen. Conrad's 26 years of experience as a U.S. Senator, including serving as Chairman or Ranking Member of the Senate Budget Committee for 12 years, provides the Board with extensive information and insight into public policy, fiscal affairs, governmental relations and legislative and regulatory issues.



Karen E. Dyson

Lieutenant General, U.S. Army, Retired



Committee: **Audit, Management Development and Compensation (Chair)**

Age: **62**

Director Since: **December 2020**

BACKGROUND

Lt. Gen. Dyson was the first female finance officer to achieve three-star general officer rank in August 2014. She retired as Military Deputy to the Assistant Secretary of the Army for Financial Management and Comptroller in August 2017. Preceding this top military financial manager position she held several command and senior staff positions, including as the Deputy Assistant Secretary of the Army for Budget from December 2012 – August 2014, Deputy for Business Transformation to Assistant Secretary of the Army from 2011 – 2012, and Brigade Commander with service in Iraq and Europe from 2004-2007. Lt. Gen. Dyson is an experienced strategic leader with board experience in corporate governance, finance and audit committees, and risk oversight. She currently serves on the boards of USAA Federal Savings Bank since October 2017 (serving as nominations and governance committee chair); CALIBRE Systems, Inc. since October 2018 (serving as audit committee chair); and Army Emergency Relief Organization since 2020. Lt. Gen. Dyson received a B.S. in Business Management from Missouri State University, an M.B.A. from Austin Peay State University and an M.S. in National Resource Strategy from the Eisenhower School of National Security and Resources Strategy. Certifications include National Association of Corporate Directors (NACD) Directorship.

QUALIFICATIONS

Lt. Gen. Dyson's extensive financial experience in the United States military, including her service as Military Deputy to the Assistant Secretary of the Army for Financial Management, coupled with her service as a director for private companies, provides the Board with important insight into financial, internal control and risk oversight matters.



Jill R. Goodman
Managing Director, Foros Advisors LLC



Committees: Management Development and Compensation, Nominating and Corporate Governance

Age: **55**

Director Since:
March 2021

BACKGROUND

Ms. Goodman is currently Managing Director of Foros Advisors LLC, a strategic financial and mergers and acquisitions advisory firm, a position she has held since November 2013. Previously, she served as a Managing Director and Head, Special Committee and Fiduciary Practice—U.S. at Rothschild from 2010 to October 2013. From 1998 to 2010, Ms. Goodman was with Lazard in the Mergers & Acquisitions and Strategic Advisory Group, most recently as Managing Director. Ms. Goodman advises companies and special committees with regard to mergers and acquisitions. Ms. Goodman has served as a director of Cboe Global Markets, a financial exchange and data company, since 2012. She has also served as a director of Cover Genius, a private global insurance technology company, since February 2022. Ms. Goodman graduated magna cum laude from Rice University with a B.A. degree. She received her J.D. degree, with honors, from the University of Chicago Law School.

QUALIFICATIONS

Ms. Goodman's extensive experience in mergers and acquisitions, spanning over 25 years, as well as her legal background and service on a public company board, provides the board with significant insight in connection with strategic re-positioning initiatives.



Melina E. Higgins
Former Partner at The Goldman Sachs Group



Committees: Audit, Management Development and Compensation

Age: **54**

Director Since:
September 2013

Non-Executive Chair of the Board since May 2021

BACKGROUND

Ms. Higgins retired in 2010 from a nearly 20-year career at The Goldman Sachs Group, Inc., where she served as a Managing Director from 2001 and a Partner from 2002. During her tenure at Goldman Sachs, Ms. Higgins served as Head of the Americas for Private Debt and Co-Chairperson of the Investment Advisory Committee for the GS Mezzanine Partners funds, which managed over $30 billion of assets. She also served as a member of the Investment Committee for the Principal Investment Area, which oversaw and approved global private equity and private debt investments. Goldman's Principal Investment Area was one of the largest alternative asset managers in the world. Ms. Higgins has served as a director of Viatris Inc. since November 2020. She also previously served on the boards of Mylan N.V. from February 2013 to November 2020 and NextGen Acquisition Corp. II from March 2021 to December 2021. Ms. Higgins has also served as Non-Executive Chair of the board of Antares Midco, Inc. since January 2016 and is a member of the Women's Leadership Board of Harvard University's John F. Kennedy School of Government. Ms. Higgins received a B.A. in Economics and Spanish from Colgate University and an M.B.A. from Harvard Business School.

QUALIFICATIONS

Ms. Higgins' extensive finance and investment experience, having spent nearly 20 years with The Goldman Sachs Group, Inc., as well as serving as a director for both public and private companies, provides the board with significant insight in connection with our restructuring and turnaround initiatives.



Thomas J. McInerney

President and Chief Executive Officer of Genworth Financial, Inc.



Committees: **None**

Age: **65**

Director Since:
January 2013

BACKGROUND

Mr. McInerney has been our President and Chief Executive Officer and a director since January 2013. Before joining our company, Mr. McInerney had served as a Senior Advisor to the Boston Consulting Group from June 2011 to December 2012, providing consulting and advisory services to leading insurance and financial services companies in the United States and Canada. From October 2009 to December 2010, Mr. McInerney was a member of ING Groep's Management Board for Insurance, where he was the Chief Operating Officer of ING's insurance and investment management business worldwide. Prior to that, he served in a variety of senior roles with ING Groep NV after serving in many leadership positions with Aetna, where he began his career as an insurance underwriter in June 1978. Mr. McInerney has served as a director of Enact Holdings, Inc., a majority-owned subsidiary of Genworth, since the IPO in September 2021. He is also on the boards of the Richmond Performing Arts Alliance, Virginia Learns, Reves International Center at William & Mary, and VA Ready. Mr. McInerney is a member of the American Council of Life Insurers and serves, and has served, on its CEO Steering Committees and Board. Mr. McInerney received a B.A. in Economics with Honors from Colgate University and an M.B.A. from the Tuck School of Business at Dartmouth College and serves on Tuck's Board of Advisors.

QUALIFICATIONS

Mr. McInerney offers insight into our company from his current role as the President and Chief Executive Officer. He also brings extensive knowledge of the insurance and financial services industries gained through over 40 years of experience serving in significant leadership positions with Genworth, ING Groep NV and Aetna.



Howard D. Mills, III

Executive Vice President of Business Development and External Affairs, beeXact



Committees: **Nominating and Corporate Governance, Risk**

Age: **57**

Director Since:
March 2021

BACKGROUND

Mr. Mills is currently Executive Vice President of Business Development and External Affairs of beeXact, a software engineering company. He also currently serves as an independent Senior Advisor to McKinsey & Company, where he advises boards and executives on U.S. and global regulatory and reputational risk, enterprise risk management (ERM) matters, environmental, social, and governance (ESG) matters, crisis management, executive positioning and strategy. Mr. Mills had a 12-year career at Deloitte LLP, where he served as Managing Director and Global Insurance Regulatory Leader from 2007 until May 2019. During his tenure at Deloitte, Mr. Mills served Deloitte's largest insurance clients, both in the U.S. and globally. Prior to his management consulting career, Mr. Mills served as the Superintendent of the New York State Insurance Department from January 2006 until December 2007. Mr. Mills served three terms in the New York State Assembly from 1999 to 2004, where he was an active member of the National Council of Insurance Legislators and rose to become Deputy Minority Leader. Mr. Mills has served as a director of The Doctors Company since May 2019, the largest physician-owned medical malpractice insurer in the U.S., and currently serves on its audit committee. Mr. Mills previously served on the Board of Directors of Ensight, a cloud-based insurance sales platform, from June 2019 to January 2022. Mr. Mills currently serves as President and a Director of the Insurance Federation of New York and as a Trustee of The Institutes Griffith Insurance Education Foundation. Mr. Mills received a B.A. in political science from Marist College and his M.A. in public administration from The American University. He is also a National Association of Corporate Directors Governance Fellow.

QUALIFICATIONS

Mr. Mills' extensive experience in global insurance regulation, risk management, governance and public policy matters provides the board with significant insight into the insurance industry generally as well as its regulatory environment.



Robert P. Restrepo Jr.

Former Chairman and President and Chief Executive Officer of State Auto Financial Corporation Services, Inc.



Committees: **Audit (Chair), Management Development and Compensation**

Age: **71**

Director Since: **December 2016**

BACKGROUND

Mr. Restrepo retired from State Auto Financial Corporation in 2015, having served as its Chairman from 2006 to December 2015 and as its President and Chief Executive Officer from 2006 to May 2015. Mr. Restrepo has over 40 years of insurance industry experience, having held executive roles at Main Street America Group, Hanover Insurance Group Inc. (formerly Allmerica Financial Corp), Travelers and Aetna. Mr. Restrepo has served as a director of RLI Corp., a property and casualty insurance company, since July 2016 and of Enact Holdings, Inc., a majority-owned subsidiary of Genworth, since the IPO in September 2021. He also previously served as a director of Majesco, a provider of insurance software and consulting services, from August 2015 until September 2020. Mr. Restrepo also currently serves on the board of directors of The Larry H. Miller Group of Companies. Mr. Restrepo received a B.A. in English from Yale University.

QUALIFICATIONS

Mr. Restrepo offers over 40 years of experience managing and operating insurance companies and has expertise in corporate governance, acquisitions, risk, strategic planning and leadership development.



Elaine A. Sarsynski

Former Chairwoman, Chief Executive Officer and President, Mass Mutual International



Committees: **None**

Age: **66**

Director Since: **March 2022**

BACKGROUND

Ms. Sarsynski was Chairwoman, Chief Executive Officer and President of Mass Mutual International, an insurance company, until her retirement in 2017. She joined Mass Mutual Life Insurance Company in 2005 as Managing Director at Babson Capital Management LLC, a MassMutual subsidiary. She became Executive Vice President, Chief Administrative Officer, Chief Executive Officer and President of MassMutual International in 2006 and Executive Vice President, member of the Office of the Chief Executive Officer and President of MassMutual Retirement Services, as well as Chairwoman of MassMutual International, in 2008. Prior to joining Babson Capital, she served two elected terms as First Selectman for the town of Suffield, Connecticut. In 1998, she founded Sun Consulting Group LLC, offering consulting services to the real estate industry. Ms. Sarsynski previously spent 17 years at Aetna where she held multiple senior management positions overseeing segments of the company's Investments Division and leading the Corporate Finance Department. She currently serves on the Board of Directors of TI Fluid Systems PLC, Horizon Technology Finance Corporation and Horace Mann Educators Corporation. Ms. Sarsynski previously served on the Board of Directors of AXA S.A. from 2018 – 2021. Ms. Sarsynski received a B.A. from Smith College and an M.B.A. from Columbia University.

QUALIFICATIONS

Ms. Sarsynski's extensive experience as a business leader in the insurance industry, 15 years of governance experience as a Director for both public and private companies, and strong risk and financial knowledge will provide the Board with significant additional insight as it oversees Genworth's strategy and operations.



Ramsey D. Smith
Founder and CEO, ALEX.fyi



Committees: **Nominating and Corporate Governance, Risk**

Age: **54**

Director Since:
March 2021

BACKGROUND

Mr. Smith is the founder and CEO of ALEX.fyi, a retirement solutions company. Before founding ALEX.fyi in 2016, Mr. Smith spent over two decades at Goldman Sachs, most recently as Managing Director, Equity Derivative Sales, Head of Insurance. Mr. Smith is active in philanthropic activities, including serving as Vice Chairman of the Board of Sponsors for Educational Opportunity. Mr. Smith received an A.B. degree in Romance Languages and Literature from Princeton University and an MBA from Harvard Business School.

QUALIFICATIONS

Mr. Smith provides over 20 years of insurance industry and investment banking experience, including as founder and CEO of a digital insurance platform. He provides extensive knowledge of insurance products as well as investment banking and business management experience.



Board's Director Nominee Skills Matrix

Our Board of Directors is composed of individuals with diverse experience at policy-making levels in business and government in areas that are relevant to the company. All of the Board's director nominees meet the qualifications and possess the qualities and skills outlined in the *How We Select Our Directors* section. In addition, each director was nominated on the basis of the unique set of qualifications and skills he or she brings to the Board, as well as how those qualifications and skills blend with those of the other directors on the Board as a whole. The blend of our directors' diverse backgrounds ensures that issues facing the company are examined and addressed with the benefit of a broad array of perspectives and expertise.

We believe that the Board's director nominees have demonstrated leadership, sound judgment and integrity in a variety of positions across various professions and industries. The Board has identified key experiences, qualifications and skills that are important to be represented on the Board as a whole and were among the items considered by the Governance Committee in evaluating the director nominees. Each director nominee is not expected to possess every attribute - rather the attributes of each director nominee are considered in the context of the Board's overall make-up of experiences, qualifications and skills. The skills matrix below is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to the Board. It also summarizes why these key experiences, qualifications and skills are important to the Board and Genworth's business.

	Sen. Conrad	Lt. Gen. Dyson	Ms. Goodman	Ms. Higgins	Mr. McInerney	Mr. Mills	Mr. Restrepo	Ms. Sarsynski	Mr. Smith
Chief Executive Officer/Business Head Experience – *Provides leadership perspectives with practical understanding of organizations, operations, strategy, and risk management.*			✔	✔	✔		✔	✔	✔
Industry Experience – *Provides insight on issues specific to our businesses within the financial services industry.*					✔	✔	✔	✔	✔
Risk Management – *Provides critical perspectives for the Board's role in overseeing the risks facing the Company.*	✔			✔	✔	✔	✔	✔	✔
Financial/Investment Experience – *Assists our directors in understanding and overseeing our financial reporting and internal controls, as well as evaluating our financial statements and investment strategy.*		✔	✔	✔	✔		✔	✔	✔
Healthcare/Medical – *Assists our directors in understanding and reviewing our business and strategy.*	✔		✔	✔	✔	✔			
Marketing Experience – *Relevant to the Company as it seeks to identify and develop new markets for its financial products and services.*					✔	✔	✔	✔	✔
Public Policy/Regulatory – *Provides valuable insight and guidance to the Company to help navigate governmental and regulatory actions that impact our businesses.*	✔	✔			✔	✔	✔	✔	
Public Company Board Experience – *Supports our goals of strong governance with Board and management accountability, transparency and protection of stockholder interests.*	✔		✔	✔	✔		✔	✔	
Technology/Information Security – *Provides relevant insight as the Company looks for ways to enhance the customer experience and internal operations and oversee cybersecurity risk.*		✔				✔			✔
Mergers and Acquisition/Restructuring – *Provides experience to assist the Company with a practical understanding of developing, implementing and assessing our operating plan and business strategy.*		✔	✔	✔	✔		✔	✔	✔
International – *Provides helpful perspectives as the Company evaluates growing our businesses outside of the United States.*					✔	✔	✔		✔

Overboarding

Our Governance Principles provide that directors who serve as chief executive officers or in equivalent positions for other public companies should not serve on more than one other board of a public company in addition to the Genworth Board and other directors should not serve on more than three other boards of public companies in addition to the Genworth Board. Service on the board of a public company related as a majority-owned subsidiary of Genworth shall not count as a board of a public company in addition to the Genworth Board.

How We Select Our Directors

The Governance Committee makes recommendations to the Board of Directors of candidates for election to our Board, and our Board of Directors nominates director candidates and makes recommendations to our stockholders. The Governance Committee will consider all stockholder recommendations for candidates for the Board, which should be sent to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Genworth Financial, Inc., 6620 West Broad Street, Building #1, Richmond, Virginia 23230.

The Governance Committee believes all director nominees should meet certain qualifications and possess certain qualities or skills that, when considered in light of the qualities and skills of the other director nominees, assist the Board in overseeing our operations and developing and pursuing its strategic objectives. The Governance Committee believes each director nominee should at a minimum:

- possess the highest personal and professional ethics, integrity and values;
- be committed to representing the long-term interests of our stockholders;
- have an inquisitive and objective perspective, practical wisdom and mature judgment;
- bring a distinct skill set of value to the Board and the company when viewed alone and in combination with other directors;
- be willing and able to devote sufficient time to carrying out his or her duties and responsibilities effectively; and
- be committed to serve on the Board for an extended period of time.

The Governance Committee endeavors to have a board representing diverse experience at policy-making levels in business, finance, investments, government, information technology/information security, healthcare, risk management and insurance, and in other areas that are relevant to the company's businesses. When deciding whether to renominate a director for election, the Governance Committee and the Board also consider the director's tenure in the context of the overall mix of tenures of Board members. The qualifications, qualities and skills required for directors are further set forth in Section 3 of Genworth's Governance Principles, which are available on our website.

The Board also believes that Board diversity is important to serving the long-term interests of stockholders. The Governance Committee, as a matter of practice, takes diversity factors into account when considering potential director nominees and actively seeks to achieve a diversity of occupational and personal backgrounds, viewpoints, education and skills on the Board, including diversity with respect to demographics such as gender, race, ethnicity, national origin and age.

In addition to considering candidates suggested by stockholders, the Governance Committee considers potential candidates recommended by current directors, company officers, employees and others. We have also historically engaged an outside search firm to assist us in identifying and evaluating potential director candidates, including in connection with our appointment of Ms. Sarsynski to the Board on March 23, 2022.

The Governance Committee considers all potential candidates regardless of the source of the recommendation and determines whether potential candidates meet our qualifications, qualities and skills for directors. Where there is an interest in a particular candidate, the Governance Committee's evaluation is multi-faceted and typically includes a review of written materials regarding the candidate, due diligence performed internally and externally, a review of a completed candidate questionnaire and one or more interviews with members of the Governance Committee.

Selection Process Highlights

1	**Succession Planning**	The Governance Committee regularly and actively evaluates the Board and Committees composition and maintains a "pipeline" of prospective candidates in the event of the sudden/unexpected departure of one or more directors.
2	**Identification of Candidates**	Generally, an external search firm is engaged to assist in identifying potential director candidates. In addition, all stockholder recommendations for candidates for the Board, as well as potential candidates recommended by current directors, officers, employees and others are considered.
3	**Evaluation of Qualifications**	With the assistance of an external search firm, the Governance Committee meets to assess the qualifications, experience, qualities and skills of the potential director candidate that, when considered in light of the diversity, tenures, qualities and skills of the other directors, assist the Board in overseeing Genworth's operations and developing and pursuing its strategic objectives.
4	**Meeting with Candidates**	A potential director candidate is interviewed by the Governance Committee Chair, the Governance Committee members, the Chair of the Board, the CEO and, from time to time, other selected members of Genworth's Board and senior leadership team.
5	**Decision and Nomination**	A thorough background screening and questionnaire process is undertaken to identify and verify information that can be used to support the qualifications and independence of the potential director candidate. Upon completion, the results are analyzed and reviewed and, if acceptable, the Governance Committee will nominate the potential director candidate for consideration by the Board.
6	**Election**	After a determination by the Board that the director nominee meets the applicable independence standards and qualifications, the director nominee may then be appointed to the Board until Genworth's next annual meeting of stockholders.

Board Composition

The number of directors of our company is fixed from time to time by a resolution adopted by our Board of Directors, but will not be less than one nor more than 15. Our Governance Principles state that the size of the Board should be in the range of seven to 15 directors. Our Board of Directors has set the size of the Board of Directors at nine members effective at the 2022 Annual Meeting.

Each director elected by the holders of our common stock will serve until the 2023 Annual Meeting and until his or her successor is duly elected and qualified, or until the earlier of their resignation or removal in a manner provided for in the Bylaws. The holders of our common stock do not have cumulative voting rights in the election of directors.

We believe the Board's director nominees are a talented group of individuals with a variety of relevant qualifications, skillsets and professional backgrounds, as reflected in their biographies beginning on page 15. We believe our Board benefits significantly from this diversity of experience, as well as the tenure, racial/ethnic and gender diversity of its members.

Retirement and Resignation Policies

The Board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. Directors generally will not be nominated for re-election to the Board after their 76th birthday, although the Board may nominate candidates over 76 under special circumstances.

In addition, directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. In the event of any significant change in their personal circumstances, including a change in their principal job responsibilities, directors shall inform the chair of the Board and the chair of the Governance Committee and shall offer to tender their resignation. The Governance Committee will then consider the matter and subsequently recommend to the Board an appropriate course of action.

Director Independence

Our Board currently consists of ten directors, nine of whom are independent (as defined by our Governance Principles and NYSE listing standards) and one of whom is our CEO, Mr. McInerney. For a director to be independent, the Board must determine that the director does not have any material relationship with Genworth either directly or as a partner, stockholder or officer of an organization that has a relationship with Genworth. The Board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the applicable rules and listing standards of the NYSE. The independence guidelines are set forth in Section 4 of our Governance Principles, which are available on our website (to view, go to www.genworth.com, select "Investors," then select "Corporate Governance" and then select "Governance Principles"). In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination. Our Board has determined that the purchase of Genworth products and services on the same terms available to unaffiliated entities or persons does not impair a director's independence and therefore such purchases are not considered by our Board when making independence determinations. The Board has determined that Sen. Conrad, Lt. Gen. Dyson, Ms. Goodman, Ms. Higgins, Mr. Mills, Ms. Perry, Mr. Restrepo, Ms. Sarsynski and Mr. Smith satisfy the NYSE's independence requirements and Genworth's independence guidelines.

In addition to the independence guidelines discussed above, members of the Audit Committee must satisfy additional independence requirements established by the Securities and Exchange Commission ("SEC") and the NYSE. Specifically, they may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from Genworth or any of its subsidiaries other than their directors' compensation and they may not be affiliated with Genworth or any of its subsidiaries. Notwithstanding the foregoing, a director of both Genworth and an affiliate of Genworth who otherwise satisfies the independence requirements may serve on the audit committee pursuant to the exemption provided in Rule 10A-3 under the Securities Exchange Act of 1934. The Board has determined that all of the current members of the Audit Committee satisfy the relevant SEC and NYSE independence requirements.

Further, in affirmatively determining the independence of any director who will serve on the Management Development and Compensation Committee (the "Compensation Committee"), the Board also considers all factors specifically relevant to determining whether a director has a relationship to Genworth that is material to that director's ability to be independent from management in connection with the duties of a member of the Compensation Committee, including: (1) the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by Genworth to such director; and (2) whether the director is affiliated with Genworth, its subsidiaries or its affiliates. The Board has determined that all of the current members of the Compensation Committee satisfy the relevant SEC and NYSE independence requirements.

Corporate Governance at Genworth

Governance Principles

Our Governance Principles are published on Genworth's website, as are our other corporate governance materials, including the charters adopted by the Board for each of our standing committees and any key practices adopted by the committees. To view these materials, go to www.genworth.com, select "Investors" and then select "Corporate Governance." The Board regularly reviews corporate governance developments and may modify these principles, charters and key practices as warranted. Any modifications will be reflected in the documents on Genworth's website.

Board Oversight of Strategy

The business of Genworth is conducted by its employees, managers and officers, under the direction of its CEO and the oversight of the Board of Directors, to enhance the long-term value of Genworth and its stockholders. The Board is elected by the stockholders to oversee management and to assure that the long-term interests of the stockholders are being served. Specifically, the Board reviews, monitors and, where appropriate, approves fundamental financial and business strategies and major corporate actions. The Board reviews and evaluates Genworth's strategy at each regularly scheduled meeting and frequently engages with management and outside advisors regarding the competitive landscape, regulatory environment, operational challenges and opportunities, and strategic alternatives to ensure Genworth pursues and makes progress on its strategic plan.

Board Leadership Structure

Our Board of Directors functions in a collaborative fashion that emphasizes active participation and leadership by all of its members. Our Bylaws require our Board of Directors to appoint a Chair of the Board but give it the flexibility to appoint as Chair (i) our CEO, (ii) an independent director or (iii) a non-independent director other than the CEO. Our Board of Directors determines who to appoint as our Chair based on the knowledge and experience of the people then serving on our Board of Directors and as CEO and chooses the person whom it believes best meets the needs of our company and our stockholders at that time. Our Board of Directors has determined that having Thomas J. McInerney serve as our CEO and a director and Melina E. Higgins serve as our Non-Executive Chair of the Board is the appropriate leadership structure for our company at this time. In May 2021, our Board selected Ms. Higgins, one of our independent directors since 2013, to serve as our Non-Executive Chair of the Board due to Ms. Higgins' service with and knowledge of our company and her significant leadership experience.

As more fully set forth in our Governance Principles, available on our website (to view, go to www.genworth.com, select "Investors," then select "Corporate Governance" and then select "Governance Principles"), the Non-Executive Chair's responsibilities and authority include:

- presiding at all meetings of the Board, stockholders and non-management and independent directors;
- facilitating efficient Board operations through regular engagement with standing committees of the Board and individual directors;
- regularly communicating with the CEO to provide him or her with advice and counsel, and to share information about recent developments;
- serving as a liaison between the CEO and the non-management and independent directors;
- consulting on meeting agendas;
- working with management to assure that meeting materials are fulfilling the needs of directors;
- consulting on the meeting calendar and meeting schedules to assure there is sufficient time to discuss all agenda items;
- periodically calling meetings of the non-management and independent directors, including at the request of such directors;
- working with the CEO to respond to stockholder inquiries involving the Board; and
- fulfilling other responsibilities as determined by the Board.

Meetings of Non-Management and Independent Directors

All of our current non-management directors are independent (as determined in accordance with the NYSE listing standards and our Governance Principles) and our non-management directors met without management present at regularly scheduled Board meetings during 2021, as provided in our Governance Principles. Mr. McInerney, our CEO, is currently the only employee of the company who serves on our Board. In addition, our Governance Principles provide that if the non-management directors include individuals who are not independent, as determined in accordance with the NYSE listing standards and our Governance Principles, then the independent directors on our Board will separately meet at least one time each year. Our Governance Principles provide that the Non-Executive Chair of the Board, currently Ms. Higgins, will preside at the meetings of the non-management directors and the independent directors; in the absence of Ms. Higgins, the non-management directors present will select an independent committee chair to preside at such session. The independent Non-Executive Chair of the Board may periodically call meetings of the non-management and independent directors, including at the request of the non-management or independent directors.

Meeting Attendance

Directors are expected to attend the annual meeting of stockholders and all scheduled Board meetings and meetings of the committees on which they serve. During 2021, our Board of Directors held 16 meetings. Each of our then current directors attended more than 75% of the aggregate of (1) the total number of meetings of the Board of Directors (held during the period for which he or she served as a director) and (2) the total number of meetings held by all committees of the Board on which he or she served (during the periods that he or she served). All of our then current directors attended the 2021 Annual Meeting of Stockholders. As set forth in the Governance Principles, directors are expected to attend the 2022 Annual Meeting.

Board Responsibilities

Board Committees

The four standing committees of the Board are the Audit Committee, Compensation Committee, Governance Committee and Risk Committee. Our Board of Directors may also establish various other standing or special committees as required or appropriate for purposes of executing any delegated responsibilities from the Board.

The Board has established written charters for each of its four standing committees. Each Committee's responsibilities are more fully set forth in its charter, which can be found in the corporate governance section of our website. To view, go to www.genworth.com, select "Investors," then select "Corporate Governance," then select the Committee, and finally select "Charter."

The four standing committees of the Board are described below.

Audit Committee

The Board has established the Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and the SEC and by our Governance Principles. In addition, the Board has determined that all four of the Audit Committee's current members, Mr. Restrepo and Mses. Dyson, Higgins and Perry, are "audit committee financial experts," as defined by SEC rules.

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity and compliance of the company's financial statements, of the independence, qualifications and performance of the independent auditor, and of the performance of the company's internal audit function.

MEMBERS



Robert P. Restrepo Jr. (Chair)



Karen E. Dyson



Melina E. Higgins



Debra J. Perry

Meetings in 2021: 11

PRINCIPAL RESPONSIBILITIES

The Audit Committee's responsibilities include:

- discussing with management and our independent registered public accounting firm our annual and quarterly financial statements, earnings releases and financial information and earnings guidance provided to analysts and rating agencies;
- recommending the annual audited financial statements be included in the Annual Report on Form 10-K;
- reviewing reports regarding any significant deficiencies or material weaknesses in design or operation of internal controls, as well as reports regarding any fraud that involves management or other employees who have a significant role in the company's internal controls;
- selecting our independent registered public accounting firm and approving the terms of its engagement;
- reviewing and discussing with management and our independent registered accounting firm, as appropriate, critical audit matters as well as any other matters required to be discussed under applicable auditing standards of the Public Company Accounting Oversight Board and SEC rules, including any audit problems or difficulties and management's response;
- independently and/or in coordination with the Risk Committee, overseeing risks associated with financial accounting and reporting, including the system of internal control, which includes reviewing and discussing with management and our independent

registered public accounting firm the company's risk assessment process and management policies with respect to the company's major financial risk exposures and the procedures utilized by management to identify and mitigate the exposure to such risks;
- reviewing our financial reporting and accounting standards and principles;
- reviewing our internal system of financial controls and the results of internal audits;
- obtaining and reviewing formal written reports from the independent registered public accounting firm regarding its internal quality-control procedures;
- reviewing and overseeing the investigation of any matters pertaining to the integrity of management, including conflicts of interest, or adherence to standards of business conduct;
- preparing and publishing a committee report for inclusion in the proxy statement;
- establishing procedures for the hiring of employees or former employees of our independent registered public accounting firm;
- establishing procedures for the receipt, retention and treatment of complaints on accounting, internal accounting controls or auditing matters; and
- establishing and overseeing policies and procedures for the review, approval, and ratification of all transactions with "Related Persons," as that term is defined in Section 11(b) of our Governance Principles.

The Audit Committee has determined that in view of the increased demands and responsibilities of the committee, its members generally should not serve on more than two additional audit committees of other public companies. The Audit Committee's report appears on page 81 of this Proxy Statement.

Management Development and Compensation Committee

The principal purpose of the Compensation Committee is to carry out the Board of Directors' overall responsibility relating to executive compensation and succession planning. The Compensation Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and by our Governance Principles.

MEMBERS



Karen E. Dyson (Chair)



Jill R. Goodman



Melina E. Higgins



Robert P. Restrepo Jr.

Meetings in 2021: 7

PRINCIPAL RESPONSIBILITIES

The Compensation Committee's responsibilities include:

- reviewing and approving on an annual basis the corporate goals and objectives with respect to the compensation of our CEO, evaluating our CEO's performance in light of these goals and objectives and setting our CEO's compensation based on such evaluation;

- reviewing and approving on an annual basis the evaluation process and compensation structure for our other executive officers, including evaluating and setting the compensation for our executive officers;

- reviewing, amending, approving or terminating our variable incentive compensation and other stock-based compensation plans, with consideration given to the results of the most recent advisory vote on executive compensation ("Say On Pay Vote");

- developing, adopting and monitoring a policy for executive compensation recovery or clawback;

- reviewing and approving employment and severance arrangements for executive officers, including employment agreements and change-in-control provisions, plans or agreements;

- assisting the Board in developing and evaluating potential candidates for executive positions, including the Chief Executive Officer, and overseeing the development of executive succession plans;

- assessing the structure and composition of the leadership of the company;

- reviewing and discussing our Compensation Discussion and Analysis, recommending to the Board its inclusion in our annual reports and proxy statements and publishing a committee report;

- overseeing the assessment of the risks relating to our compensation policies and programs; and

- determining whether the work of any compensation consultant who had a role in determining or recommending the amount or form of executive or director compensation raised any conflict of interest.

Under its charter, the Compensation Committee has authority to delegate any of its responsibilities to subcommittees as the Compensation Committee may deem appropriate in its sole discretion. The Compensation Committee's report appears on page 39 of this Proxy Statement. Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation is also provided in the *Compensation Discussion and Analysis* section later in this document.

Nominating and Corporate Governance Committee

The principal purpose of the Governance Committee is to assist the Board in identifying qualified individuals to become Board members, in determining the composition of the Board of Directors and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing Genworth's corporate governance guidelines. The Governance Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and by our Governance Principles.

MEMBERS



G. Kent Conrad (Chair)



Jill R. Goodman



Howard D. Mills, III



Ramsey D. Smith

Meetings in 2021: 6

PRINCIPAL RESPONSIBILITIES

The Governance Committee's responsibilities include:

- leading the search for, identifying and screening individuals qualified to become members of our Board and reviewing the skills, experience, characteristics and other criteria for identifying directors in the context of the current make-up of the Board;
- reviewing the Board's committee structure and recommending committee members and chairs;
- recommending the size, structure, composition and functioning of the Board and its committees as well as the Board's leadership structure;
- developing and annually reviewing the Governance Principles;

- overseeing the annual self-evaluations of the Board and its committees;
- overseeing risks related to corporate governance;
- reviewing annually director compensation and benefits;
- approving and reviewing policies related to reimbursements for certain director expenses; and
- periodically reviewing the environmental, social and governance policies and practices of the company.

In conjunction with its oversight of Genworth's environmental, social and governance policies and practices, the Governance Committee is also responsible for, among other things: (i) reviewing periodically the nature and amount of our political contributions, the operations of our Political Action Committee and our public disclosure regarding such activities; (ii) reviewing periodically our policies and practices on matters of corporate citizenship, including philanthropic programs and financial and other support of charitable, education and cultural organizations; and (iii) reviewing periodically our environmental policy and practices.

Risk Committee

The purpose of the Risk Committee is to assist the Board in its oversight relating to Genworth's (i) enterprise risk management policy and the related risk profile; (ii) compliance program; (iii) information technology and information security programs; and (iv) investment portfolio and strategy. The Risk Committee will periodically review Genworth's top risks and be apprised of the following major risk exposures for the company: credit risks; market risks; insurance risks; housing risks; operational risks; model risks; information technology risks; and any other risk that poses a material threat to the viability of the company. The Risk Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and by our Governance Principles.

MEMBERS



Debra J. Perry (Chair)



G. Kent Conrad



Howard D. Mills, III



Ramsey D. Smith

Meetings in 2021: 5

PRINCIPAL RESPONSIBILITIES

The Risk Committee's responsibilities include:

- reviewing and recommending annually for Board approval (i) the company's enterprise risk management policy and (ii) the risk appetite of the company, and to oversee the implementation and maintenance of such policy and appetite;
- receiving regular reports on the efforts to implement and comply with regulatory requirements related to risk management;
- reviewing and overseeing the control, management and mitigation processes relating to Genworth's enterprise risk management policy and risk appetite;
- reviewing Genworth's ability to assess and manage significant and emerging risks;
- reviewing and analyzing Genworth's major risk exposures, strategies, processes, and policies, with accompanying stress tests;

- reviewing and overseeing Genworth's internal risk function;
- periodically reviewing and overseeing Genworth's compliance program with respect to applicable legal and regulatory requirements and consumer matters, including Genworth's Code of Ethics and its policies and procedures to facilitate compliance;
- periodically reviewing and overseeing Genworth's information technology and information security systems, processes and policies, with a presentation on this topic to the full Board at least annually;
- receiving reports regarding risks associated with litigation and investigations/regulatory matters involving the company; and
- discussing with management the company's overall investment portfolio and investment strategies.

In conjunction with its oversight of risks, the Risk Committee receives reports on environmental, social and governance-related items including emerging risk frameworks, climate risks and investment policies. In addition, in connection with its oversight of information technology and information security systems, processes and policies, the Risk Committee receives regular updates related to data security and cybersecurity matters.

Board Oversight of Risk

Our Board of Directors recognizes that, although risk management is primarily the responsibility of Genworth's management, the Board plays a critical role in the oversight of risk. As a financial services company, the very nature of our business involves the underwriting, management and assumption of risks on behalf of our customers. The Board believes it is an important part of its responsibilities to oversee the company's overall risk assessment processes and management thereof.

Board

- Our Board established the Risk Committee to be specifically responsible for overseeing Genworth's enterprise risk management policy and related risk profile.
- The Board also utilizes its other committees to oversee specific risks and receives regular reports from the committees on the areas of risk for which they have oversight.

 

Risk Committee

- The Risk Committee is responsible for overseeing Genworth's enterprise risk management policy and related risk profile, including but not limited to the following major risk exposures: credit risks, market risks, insurance risks, housing risks, operational risks, model risks, information technology risks, and any other risk that poses a material threat to the viability of Genworth, including significant and emerging risks like climate risk.
- In connection with reviewing and overseeing the control, management and mitigation processes relating to Genworth's enterprise management policy and risk appetite, the Risk Committee recommends annually for Board approval: (i) enterprise risk management policy; and (ii) the risk appetite of the company. The Risk Committee oversees the implementation and maintenance of such policy and appetite.

All members of the Risk Committee are independent, as discussed above, and Genworth's Chief Risk Officer also has a direct reporting obligation to the Risk Committee.

Other Committees

- The **Audit Committee** has responsibility for oversight of risks associated with financial accounting and reporting, including the company's system of internal control.
- The **Compensation Committee** oversees the risks relating to compensation plans and programs, as well as management development and leadership succession in the company's various business units.
- Our **Governance Committee** is responsible for the oversight of risks relating to corporate governance.

 

Management

- The Board as a whole has historically discussed with management specific business risks as part of its regular reviews of the individual business units and also on a company-wide basis as part of its strategic reviews.

We believe that our risk oversight structure is supported by our current Board leadership structure, with the Non-Executive Chair of the Board working together with our independent Risk Committee and our other standing committees.

Code of Business Conduct and Ethics

All of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, must act ethically at all times and in accordance with the policies comprising our code of business conduct and ethics set forth in Genworth's Code of Ethics ("Code of Ethics"). If an actual or potential conflict of interest arises for a director, the director shall promptly inform the chief executive officer. To view our Code of Ethics, go to www.genworth.com, select "Investors," then select "Corporate Governance," then select "Code of Business Conduct & Ethics" and finally select "Genworth Code of Ethics." Section 11 of our Governance Principles, which are available on our website, more fully addresses our Code of Ethics. Under our Governance Principles, the Board will not permit any waiver of any ethics policy for any director or executive officer. Within the time period required by the SEC and the NYSE, we will post on our website any amendment to our Code of Ethics.

Certain Relationships and Transactions

Our Board of Directors has established a policy, which is set forth in our Governance Principles, that Genworth will not enter into a transaction with a "related person" except in circumstances where there is a verifiable Genworth business interest supporting the transaction and the transaction otherwise meets Genworth's standards that apply to similar transactions with unaffiliated entities or persons. For purposes of our policy, "related person" means any of our executive officers, directors, nominees for director, any persons known by us to beneficially own in excess of 5% of any class of our voting securities, any person who is an immediate family member of the foregoing and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, general partner, principal or in a similar position or in which such person is deemed to have a 10% or greater beneficial ownership interest. Our policy applies to all transactions with "related persons," including modifications of previously approved transactions, other than: (1) transactions available to all employees generally; and (2) transactions involving the payment of compensation or the entry into compensatory agreements or arrangements that are approved by the Compensation Committee or paid pursuant to an agreement, plan or arrangement approved by the Compensation Committee. The Board has delegated to the Audit Committee the responsibility of establishing and overseeing policies and procedures for the review, approval and ratification of transactions with related persons, and the Audit Committee has established certain key practices related thereto. Our Governance Principles can be found in the corporate governance section of our website. To view, go to www.genworth.com, select "Investors," then select "Corporate Governance" and then select "Governance Principles." Our Audit Committee's key practices can be found in the corporate governance section of our website. To view, go to www.genworth.com, select "Investors," then select "Corporate Governance," then select "Audit Committee" and finally select "Key Practices."

Communications with the Board of Directors

The Board of Directors has established a process for stockholders and other interested persons to communicate directly with Genworth and its non-management directors. Information regarding this process, including how to email or write our non-management directors, may be found on our website. To view this process, go to www.genworth.com, select "Investors," then select "Corporate Governance" and finally select "Contact the Board." Concerns relating to accounting, internal accounting controls and auditing matters may also be submitted confidentially and anonymously through the methods specified on our website. You may direct your communications to our non-management directors as a group or individually, or to any committee of the Board of Directors. The Corporate Secretary or Genworth's ombudsperson monitor, review and sort all written communications to the non-management directors. Communications related to matters that are within the scope of the responsibilities of the Board of Directors are forwarded to the Board of Directors, the relevant committee of the Board or an individual director, as appropriate.

The Corporate Secretary or Genworth's ombudsperson forward correspondence related to routine business and customer service matters to the appropriate management personnel. The Corporate Secretary or Genworth's ombudsperson will immediately consult with the Audit Committee Chair, who will determine whether to communicate further with the Audit Committee and/or the full Board of Directors with respect to any correspondence received relating to accounting, internal accounting controls, auditing matters or officer conduct.

> Letters may be sent to the non-management directors as a group or individually, care of the Corporate Secretary, Genworth Financial, Inc., 6620 West Broad Street, Building #1, Richmond, Virginia 23230.
>
> Letters may also be sent directly to Genworth, care of the Corporate Secretary or Investor Relations, Genworth Financial, Inc., 6620 West Broad Street, Building #1, Richmond, Virginia 23230.
>
> In addition, letters may be sent directly to the Genworth Ombuds Office, care of the Genworth Ombudsperson, Genworth Financial, Inc., 6620 West Broad Street, Building #1, Richmond, Virginia 23230.

Board Policies and Processes

Board Self-Evaluation

The Board and each of its Committees annually follow a specific process, overseen by the Governance Committee, to determine their effectiveness and opportunities for improvement. The Board and each respective Committee conduct a self-evaluation annually, focusing on how the Board can improve its key functions of overseeing personnel development, financials, and other major issues of strategy, risk, integrity, reputation and governance. During the process, ideas are solicited from directors about:

- improving prioritization of issues presented to the Board;
- improving quality of written, chart and oral presentations presented to the Board by management;
- improving quality of Board or Committee discussions on these key matters;
- improving communication and feedback from observations of fellow Board members;
- identifying ways to improve the effectiveness of the Board and its Committees;
- identifying how specific issues in the past year could have been addressed more efficiently;
- identifying specific issues which should be discussed by the Board in the future; and
- identifying any other matter of importance to Board functions.

In 2021, the Board followed the self-evaluation process described below:



Process

- Governance Committee annually determines the Board evaluation criteria and process to be utilized
- Process is implemented annually at a regularly scheduled meeting
- Board Chair and Governance Committee Chair oversee Board and Committee evaluation process

Individual Interviews & Questionnaire

- Questions are developed to solicit ideas from the directors to improve and identify key items required by the Governance Principles and Key Practices regarding the effectiveness of the Board and Committees
- Questions are distributed in advance for directors to anonymously complete
- Directors also may request additional questions or topics be discussed as a part of the Board and Committee evaluation process
- Governance Committee Chair interviews each director to discuss, among other things, feedback for and evaluation of the other directors

Discussion

- Board allots ample time for Board evaluation discussion
- Board Chair and Governance Committee Chair facilitate Board evaluation deliberations
- Committees allot ample time for discussion to receive feedback from the directors regarding the questions
- Committee members and directors can also have private discussions with Committee Chairs or Board Chair

Feedback

- Board Chair works with Committee Chairs to organize comments received regarding options for change at either Board or Committee level
- The Board and each Committee review and discuss the results of the Board evaluation assessment, and coordinate any necessary follow-up actions

Implementation

- Board Chair oversees tracking, and implementation of any new agreed upon Board and Committee priorities and actionable items
- Board is informed throughout the following year regarding follow up items and/ or progress on implementing changes

The self-evaluation process is an important determinant for Board tenure that the Governance Committee and the Board consider in the context of the overall mix of director tenures of the Board when deciding whether to renominate a director for election.

Board Orientation and Continuing Education

Each new director, as a part of their orientation process, receives educational briefings by senior management on Genworth's strategic plans, its financial statements and its key policies and practices. Directors are also provided materials or briefing sessions on subjects that would assist them in discharging their duties and may be customized for a particular director's needs. In addition, "deep dives" on certain areas of interest or of particular importance are provided to the Board, or an individual director, from time to time. Directors are also encouraged to participate in external continuing education courses and seminars. Directors are reimbursed for registration and other fees and for airfare, as well as other reasonable travel, lodging and dining expenses for attendance at approved education seminars.

Compensation of Directors

The Governance Committee has the responsibility for annually reviewing and recommending to the Board compensation and benefits for "non-management directors." Non-management directors are those directors who are not executive officers of Genworth or its affiliates. Accordingly, all directors, other than Mr. McInerney, are regarded as non-management directors. Mr. McInerney does not receive any compensation for serving as a director.

As part of its 2021 review, the Governance Committee engaged Steven Hall & Partners, LLC to provide competitive market data and advice regarding non-management director compensation. The competitive market data indicated that our non-management director compensation was significantly below the compensation level generally paid by our peer group (as defined on page 47). Based on its review in 2021, the Governance Committee recommended to the Board, and the Board adopted, an increase to the annual retainer paid to our non-management directors to $270,000. In addition, the Governance Committee recommended to the Board, and the Board adopted, increases in the annual retainers paid to the Audit Committee chair, Compensation Committee chair, and each other standing committee chairs to $25,000, $22,500 and $20,000, respectively. These changes were made effective June 1, 2021. All other features and amounts remain unchanged. These annual retainer increases represent the first increase to the annual retainers in over three years. The increases bring our non-management director compensation closer to the director compensation levels generally paid by our peer group so the company is better positioned to attract and retain qualified and able directors.

Effective as of June 1, 2021, the company's compensation components for non-management directors were as follows:

	Cash	DSUs	Total
Annual Retainer[1]	$120,000	$150,000	$270,000
Annual Retainer for Non-Executive Chair	$ 80,000	$120,000	$200,000
Annual Retainer for Lead Director	$ 20,000		
Annual Retainer for Committee Chairs[2]			
Audit	$ 25,000		
Compensation	$ 22,500		
Other Committees	$ 20,000		

[1] From January 1, 2021 through May 31, 2021, the annual retainer for each non-management director was $242,000. Of this amount, $100,000 of the annual retainer was paid in cash and $142,000 was paid in DSUs.

[2] From January 1, 2021 through May 31, 2021, the annual cash retainer paid to the Audit Committee chair, Compensation Committee chair and each other standing committee chair was $23,000, $16,000 and $12,000, respectively.

- *Annual Retainer.* Each non-management director is paid an annual retainer of $270,000 in quarterly installments, following the end of each quarter of service. Of this amount, $120,000 is paid in cash and $150,000 is paid in deferred stock units ("DSUs"). Instead of receiving a cash payment, non-management directors may elect to have 100% of their annual retainer paid in DSUs; provided, however, that no more than 30,000 DSUs may be granted to any non-management director in any one calendar year. To the extent this limit would be exceeded, the remainder of a director's annual retainer will be paid in cash.

- *Annual Retainer for Non-Executive Chair.* As additional compensation for service as Non-Executive Chair, the Non-Executive Chair receives a $200,000 annual retainer in addition to the regular annual retainer. Such amount is paid in quarterly installments, following the end of each quarter of service. Of this amount, $80,000 is paid in cash and $120,000 is paid in DSUs. Instead of receiving a cash payment, the Non-Executive Chair may elect to have 100% of the additional annual retainer paid in DSUs; provided, however, that no more than 25,000 DSUs may be granted to the Non-Executive Chair in any one calendar year with respect to the additional annual retainer. To the extent this limit would be exceeded, the remainder of the additional annual retainer will be paid in cash.

- *Fee for Lead Director.* If a Lead Director is appointed in the absence of an independent Non-Executive Chair, the Lead Director would receive an annual cash retainer of $20,000 in quarterly installments, as additional compensation for service as Lead Director.

- *Fees for Committee Chairs.* As additional compensation for service as chair of a committee, each chair will receive an additional annual cash retainer payable in quarterly installments, as follows: Audit Committee chair, $25,000; Compensation Committee chair, $22,500; and each other standing committee chair, $20,000.

- *Deferred Stock Units.* The number of DSUs granted is determined by dividing the DSU value to be delivered by the fair market value of our common stock on the date of grant. Each DSU represents the right to receive one share of our common stock in the future, following termination of service as a director, as set forth below. DSUs accumulate regular quarterly dividends, if any, which are reinvested in additional DSUs. The DSUs will be settled in shares of common stock on a one-for-one basis beginning one year after the director leaves the Board in a single installment or installments over ten years, at the election of the director. Additionally, grants of DSUs, regardless of whether a non-management director elects to convert his DSUs on a single date or in a series of annual installments, will convert and settle in shares of common stock earlier upon the death of the non-management director.

The company's benefits for non-management directors in 2021 are as follows:

- *Matching Gift Program.* The company offers a matching gift program that provides for the matching of employee and director charitable contributions pursuant to the contribution guidelines established by the Genworth Foundation. Each non-management director is eligible for such charitable contributions to be matched on a 50% basis, up to a maximum matching contribution of $10,000 during any calendar year.

- *Reimbursement of Certain Expenses.* Non-management directors are reimbursed for reasonable travel and other Board-related expenses, including expenses to attend Board and committee meetings, other business-related events and director education seminars, in accordance with policies approved from time to time.

The following table sets forth information concerning compensation paid or accrued by us in 2021 to our non-management directors:

2021 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
G. Kent Conrad	164,648	74,587	—	239,235
Karen E. Dyson[5]	161,598	74,587	5,213	241,398
Jill R. Goodman[6]	88,593	77,532	—	166,125
Melina E. Higgins[7]	197,109	125,241	7,000	329,350
Howard D. Mills, III[6]	88,593	77,532	—	166,125
Debra J. Perry[8]	160,016	74,587	8,500	243,103
Robert P. Restrepo Jr.	172,153	74,587	10,000	256,740
Ramsey D. Smith[6]	88,593	77,532	—	166,125
David M. Moffett[9]	44,775	36,279	—	81,053
Thomas E. Moloney[9]	43,231	36,279	—	79,509
James S. Riepe[9]	69,478	66,936	6,000	142,414

(1) Amounts include the portion of the annual retainer (described above) that was paid in cash. Amounts also include applicable committee chair fees and the cash portion of the retainer for the Non-Executive Chair of the Board of Directors. Messrs. Conrad and Restrepo and Mses. Dyson, Higgins and Perry reached the maximum deferral of 30,000 DSUs with their fourth quarter retainer payment; therefore, a portion of their fourth quarter payments were made in cash.

(2) Reflects the aggregate grant date fair value of DSUs, determined in accordance with FASB ASC Topic 718. The fair value of stock unit awards under Topic 718 typically equals the price of the underlying stock on the date of grant; however, amounts in the table are lower because the DSUs do not convert to transferable shares until one year after the director leaves the Board of Directors, and Topic 718 provides that the impact of transferability restrictions that remain in place after an award of stock based compensation vests may be considered when determining the fair value of the award for accounting purposes. The Finnerty option pricing model was, therefore, used to factor in these post-vest holding requirements with the following assumptions: (i) expected post vesting restriction period of 7.9 years; (ii) expected volatility of 82.0%; (iii) risk-free interest rate of 1.60%; (iv) expected dividend yield of 0.00%; and (v) calculated discount for post vest restriction period of 31.8%.

(3) The following table shows for each non-management director the total number of DSUs held as of December 31, 2021 (rounded down to the nearest whole share):

Name	Total Number of DSUs Held as of December 31, 2021
G. Kent Conrad	222,832
Karen E. Dyson	31,961
Jill R. Goodman	29,311
Melina E. Higgins	236,913
Howard D. Mills, III	29,311
Debra J. Perry	151,403
Robert P. Restrepo Jr.	151,403
Ramsey D. Smith	29,311
David M. Moffett	216,943
Thomas E. Moloney	252,634
James S. Riepe	485,135

(4) Amounts reflect company charitable match contributions.

(5) On May 20, 2021, Ms. Dyson was appointed to serve as chair of the Compensation Committee. As a result, she received a prorated portion of the annual retainer fee for Compensation Committee Chair in 2021.

(6) Jill Goodman, Howard Mills and Ramsey Smith joined the Board of Directors on March 25, 2021. Their first quarter cash payments and DSU awards were prorated from that day to the end of the quarter.

(7) On May 20, 2021, Ms. Higgins was appointed to serve as Non-Executive Chair of the Board. As a result, she received a prorated portion of the annual retainer fee for Non-Executive Chair in 2021.

(8) On May 20, 2021, Ms. Perry was appointed to serve as chair of the Risk Committee. As a result, she received a prorated portion of the annual retainer fee for Risk Committee Chair in 2021.

(9) Messrs. Moffett, Moloney and Riepe did not stand for re-election at our 2021 annual meeting of stockholders on May 20, 2021 and therefore retired from the Board of Directors effective on that date and stepped down as chair of the Compensation Committee, chair of the Risk Committee and as Non-Executive Chair of the Board, respectively, effective on that date. Their second quarter cash payments and DSU awards were prorated from the beginning of the quarter to that day.

Director Stock Ownership Policy

To help promote the alignment of the personal interests of the company's non-management directors with the interests of our stockholders, we have established a robust stock ownership policy for all non-management directors. Under the policy, each non-management director is expected to hold common stock and/or DSUs while serving as a director of Genworth having a value equal to five times the value of the cash portion of the annual retainer payable to non-management directors, which is currently $120,000. Therefore, the ownership guideline is $600,000. Non-management directors are expected to satisfy this ownership guideline over time after their initial appointment to the Board, and are not permitted to sell any shares of Genworth common stock received from us until the ownership guideline has been met. The DSUs held by the non-management directors settle in shares of common stock beginning one year after the director leaves the Board of Directors in a single payment or in payments over 10 years, at the election of the director, or earlier upon the death of the director.

The following table shows the stock ownership as of March 23, 2022, of our current non-management directors, the percentage of the ownership guideline that they have reached, and the number of years that have elapsed since the director was initially made subject to the policy. The value of each non-management director's stock ownership is based on the closing price of our common stock on March 23, 2022 ($3.73).

Name	Number of Shares / DSUs Held (#)	Value as of March 23, 2022 ($)	Stock Held as % of Ownership Guideline	Years Subject to Ownership Policy
G. Kent Conrad	222,832	$ 831,163	>100%	9
Karen E. Dyson	31,961	$ 119,215	20%	2
Jill R. Goodman	29,311	$ 109,330	18%	1
Melina E. Higgins	236,913	$ 883,685	>100%	9
Howard D. Mills, III	29,311	$ 109,330	18%	1
Debra J. Perry	151,403	$ 564,733	94%	6
Robert P. Restrepo Jr.	201,403	$ 751,233	>100%	6
Elaine A. Sarsynski*	0	$ 0	0%	0
Ramsey D. Smith	29,311	$ 109,330	18%	1

* Ms. Sarsynski was initially elected to the Board on March 23, 2022.

Executive Compensation

Report of the Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors oversees the compensation programs of Genworth Financial, Inc. on behalf of the Board. In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the Compensation Discussion and Analysis included in this document.

In reliance on the review and discussion referred to above, the Management Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Genworth's Annual Proxy Statement on Schedule 14A to be filed in connection with Genworth's 2022 Annual Meeting of Stockholders, which will be filed with the U.S. Securities and Exchange Commission.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts. This report is provided by the following independent directors, who constitute the committee:

Karen E. Dyson, Chair
Jill R. Goodman
Melina E. Higgins
Robert P. Restrepo Jr.

Proposal 2

Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act), we are required to provide our stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail in the *Compensation Discussion and Analysis* section below, our executive compensation programs are designed to attract, retain and motivate employees of superior ability who are dedicated to the long-term interests of our stockholders. Under these programs, our named executive officers are rewarded for the achievement of specific annual financial and strategic goals, long-term corporate goals and the realization of increased stockholder value. Highlights of our executive compensation program, as described in the *Compensation Discussion and Analysis* section, include:

- compensation programs that are performance-based and align executive officer incentives with stockholder interests over multiple timeframes;
- annual incentives that are earned based on performance measured against specific financial and strategic objectives for an executive's area of responsibility, together with a qualitative assessment of performance;
- at-risk pay and compensation design that reflect an executive officer's impact on company performance over time; and
- appropriate risk management practices, including a clawback policy, anti-hedging policy, anti-pledging policy, stock ownership requirements, net share retention ratio and net hold requirements with respect to equity grants.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we will ask our stockholders to vote FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement for the 2022 Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the *Compensation Discussion and Analysis* section, the 2021 Summary Compensation Table and the other related tables and narrative discussion.

The say-on-pay vote is advisory, and therefore not binding on Genworth, the Compensation Committee or our Board of Directors. However, our Board of Directors and the Compensation Committee value the opinions of our stockholders, and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

> ✔ The Board of Directors recommends that Stockholders vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

Compensation Discussion and Analysis

Named Executive Officers

This section provides an overview and analysis of our compensation programs and policies, including the material compensation decisions made under the programs with respect to the following executive officers, whom we refer to as our "named executive officers" or "NEOs:"



Thomas J. McInerney
President and
Chief Executive Officer
("CEO")



Daniel J. Sheehan IV
Executive Vice President,
Chief Financial Officer ("CFO")
and Chief Investment Officer
("CIO")



Rohit Gupta
President and Chief
Executive Officer, Enact



Brian Haendiges
Executive Vice President—U.S.
Life Insurance



Ward E. Bobitz
Former Executive Vice
President and General
Counsel[1]



Kevin D. Schneider
Former Executive Vice
President and Chief
Operating Officer[2]

We refer to the subset of our named executive officers excluding Mr. Schneider, who left the company in 2021, as our "continuing named executive officers," or "continuing NEOs." Information regarding Mr. Schneider's separation arrangements in 2021 is provided under the *Executive Compensation – Separation Benefits to our Former Chief Operating Officer* section later in the document.

[1] Following a restructuring, Mr. Bobitz resigned from his position as Executive Vice President and General Counsel effective December 31, 2021, but will remain employed with the company in an advisory role through June 30, 2022.

[2] Following a restructuring that eliminated the Chief Operating Officer role effective January 26, 2021, Mr. Schneider remained employed with the company in an advisory role through May 31, 2021.

2021 Company Performance

Genworth met or exceeded key operational, strategic and financial objectives for 2021 across our business portfolio, primarily due to solid progress in our U.S. Life Insurance business and strong execution and performance in Enact. These results were achieved despite a highly uncertain and dynamic environment that continued to be impacted by macroeconomic conditions and volatility resulting from the pandemic.

Fortifying the balance sheet and increasing financial flexibility

The company used the proceeds from the partial IPO of Enact and existing cash sources to significantly reduce outstanding holding company debt to $1.2 billion at year end 2021. The U.S. life insurance company RBC of approximately 289% at year-end 2021 was an increase of 60 points over 2020. Enact's Private Mortgage Insurer Eligibility Requirements sufficiency ratio was 165% at year end 2021, or $2 billion above published requirements. Genworth's debt to capital ratio, excluding accumulated other comprehensive income, an indicator of balance sheet strength, ended the year at 13%.

Stablilizing the legacy long-term care portfolio

In 2021, Genworth exceeded its internal targets for in force rate action approvals and premium rate actions filed on legacy blocks of LTC in execution of its multi-year rate action plan. On a year-to-date basis, the company received approvals impacting nearly $1.1 billion in premiums with a weighted average approval rate of 37%. This is favorable compared to the prior year, which had $1 billion in premiums and a rate of 34%. The significant progress that has been made over time is reflected in LTC statutory pre-tax earnings of $910 million, an increase of 131% from 2020.

Delivering strong operating performance

Full-year 2021 adjusted operating income more than doubled to $765 million from $310 million in 2020, due primarily to favorable performance at Enact and U.S. Life Insurance. Regarding Enact, the company exceeded both financial and strategic objectives, including targets for adjusted operating income, ROE and IPO execution. Genworth also reduced annual operating expenses by approximately $75 million on a run-rate basis and reorganized the business in alignment with its go forward strategy. In addition, investment portfolio performance was strong, exceeding internal goals for net investment income, purchase yield and impairments.

The strong operating performance in 2021 has directly impacted our named executive officer compensation, as follows:

Key Annual Financial Objectives	↑	**Above Target**	Enact exceeded goals for adjusted operating income and operating ROE The U.S. Life business surpassed its multiyear LTC premium rate action plans and exceeded goals related to risk-based capital Investments income, purchase yields, and impairments performance all exceeded target expectations
Key Annual Strategic Objectives	↑	**Above Target**	Enact exceeded expectations with a successful IPO execution, strong market share and pricing returns, and effective loss management U.S. Life business exceeded expectations in its expense management efforts as well as managing its LTC in-force strategic priorities Investments strategic asset production & environmental, social & governance investment initiatives exceeded target goals
Long-Term Financial Objectives	↑	**Above Target**	Our 2019-2021 PSU awards payout was driven by strong Enact performance and LTC in-force management

Key Program Change for 2021

For our 2021 performance-based equity grants, a relative TSR metric was included to further align our long-term incentives with stockholder return.

In consideration of the favorable feedback received on our compensation design over the past three years, which is further discussed on page 48, there are no further changes to our executive compensation program design for 2021.

Impact of Strategic Alternatives for Enact Holdings, Inc. on Executive Compensation

In January of 2021, our strategic focus shifted away from our pending merger agreement with China Oceanwide, as we instead focused on reducing debt at the holding company, with approximately $660 million in debt due in September 2021 and another approximately $800 million of debt due between two maturities in 2023 and 2024. One of the strongest cash-generating levers available to Genworth at that time was maximizing the value of our equity position in Enact, our rebranded U.S. Mortgage Insurance business. Our objective has been to protect and ultimately unlock Enact's value, enabling us to maximize value for Genworth's stockholders over the long term.

Genworth's Board considered several strategic alternatives for the Enact business in 2021, including selling 100% of Enact to a third party, before deciding to move forward with the partial IPO that was successfully executed in September 2021.

During this time, it was in the best interests of Genworth and its stockholders to retain Enact's CEO, Mr. Rohit Gupta, in order to maximize the potential value of Enact while potential buyers began to perform due diligence. Genworth was relying on Mr. Gupta to:

- drive many important aspects of a sale process, including liaising with potential buyers and leading due diligence, while simultaneously running the business;
- remain committed to the sale process throughout its duration and to its conclusion, regardless of the implications on his professional circumstances, including continued employment, after a potential transaction;
- motivate Enact's management team to remain engaged throughout the process; and
- minimize the business disruption to Enact and manage the uncertainty among employees created by a sale process.

Further, given Mr. Gupta's position as a recognized leader in the housing finance industry, including holding the inaugural chair position for the U.S. Mortgage Insurers trade association, there was a concern that he would be an attractive candidate for another company, which could have negatively impacted the outcome for Genworth stockholders, including a delay in a sale transaction or a significant decrease in value of any potential strategic alternative.

In light of such considerations, the Genworth Compensation Committee approved a $3 million retention agreement for Mr. Gupta in February 2021, to help ensure Enact maintained strong leadership during a time of uncertainty, with the retention period ending at the end of 2021. In sizing this award, the Compensation Committee consulted with its independent compensation consultant and Genworth's CEO before settling on an amount to ensure retention and full engagement by Mr. Gupta on the strategic alternatives.

Ultimately, the various third-party transactions we considered were either not supported by regulators or involved significant regulatory and financial risk, which would have potentially delayed the timing of returning cash proceeds to Genworth stockholders. Genworth's Board therefore decided to proceed with the partial IPO, and we sold approximately 18.4% of Enact's shares to the public in September 2021, which our Board believed was the best viable option for Genworth stockholders.

The partial IPO of Enact was critical for our success under our new strategic plan in two meaningful ways. First, the partial IPO provided Genworth with liquid assets necessary to meet our near-term liabilities, while preserving majority ownership in this business segment. Second, as an independent public company, Enact was able to strengthen its financial ratings and can now grow its business in ways that were less available to it as a wholly-owned subsidiary, which we expect will provide increased value for Genworth.

In connection with the IPO, the Enact Board of Directors granted to Mr. Gupta an award of restricted stock units with a grant date fair value of approximately $3.2 million, which vest and convert to Enact shares on the third anniversary of the IPO. As is customary in the market, the Enact Board of Directors made this decision in order to immediately build ownership interest in Enact and financial alignment with Enact stockholders for Mr. Gupta.

As a result of the retention payment and the award of restricted stock units, Mr. Gupta's reported compensation was significantly higher in 2021. These payments were for specific circumstances and are not expected to recur.

Although Mr. Gupta is the Chief Executive Officer of Enact, for this year Mr. Gupta's compensation is appearing in the Annual Proxy Statement for both Genworth and Enact. Beginning in 2023, details regarding Mr. Gupta's compensation will be reported only in Enact's Annual Proxy Statement and not in Genworth's Annual Proxy Statement.

Compensation Philosophy

Our objective in compensating executive officers is to attract, retain and motivate employees of superior ability who are dedicated to the long-term interests of our stockholders.

The following principles guide our compensation program design and individual compensation decisions. Additionally, we have highlighted below key elements of our compensation programs or policies for named executive officers that illustrate how we support these principles in practice:

Our Guiding Principles	Examples of Programs or Policies That Support Our Principles
Compensation should be primarily performance-based and align executive officer incentives with stockholder interests across multiple timeframes.	• Annual incentives (short-term performance-based awards). • Annual grants of long-term incentives to continuing NEOs including equity-based PSUs (vest based on company performance after three years) and RSUs (long-term stock appreciation with an emphasis on retention).
At-risk pay and compensation design should reflect an executive officer's impact on company performance over time.	• A majority of annual compensation of our NEOs is completely at risk. • Our CEO has 86% of total target pay linked to company performance, through PSUs and annual incentives for 2021. • Our other NEOs have an average of 77% of total target pay at risk through PSUs, RSUs, and annual incentives for 2021. • Annual long-term incentive grants constitute the largest component of target compensation for NEOs.
Total compensation opportunities should be competitive within the relevant marketplace.	• Our compensation benchmarking approach, as described below, and annual review of the composition of our peer group. • We intend on anchoring our pay to the median of the market, utilizing a combination of benchmarking data, importance of role to the Company and individual skill sets
Our incentive compensation should reward financial and operational performance and allow for qualitative assessment.	• In determining annual incentive awards, the Compensation Committee measures performance against specific financial and strategic objectives for the person's area of responsibility, together with a qualitative assessment of operational performance and other results. • Our long-term equity and cash-based performance awards reward achievement of specific longer-term company objectives.
Plan designs and incentives should support appropriate risk management practices.	• Executive officer stock ownership guidelines for our CEO (7x salary), our CFO and CIO (3x) and for our other Executive Officers (2x). • 50% retention ratio for net after-tax shares received from the vesting or exercise of all equity incentive awards until executive officers' stock ownership guidelines are met, ensuring significant personal assets are aligned with long-term stockholder interests. • Exercises of previously awarded stock options and stock appreciation rights ("SARs") are settled in stock and are subject to a nine-month net hold requirement. • Clawback, anti-hedging and anti-pledging policies.

Key Governance Practices

- ✔ Annual Advisory Approval of Executive Compensation
- ✔ Use of Performance-Based Long-Term Incentives
- ✔ Stock Ownership Requirements for Executive Officers (including CEO), as a Multiple of Base Salary
- ✔ Retention Requirements for Equity Awards

- ✔ Clawback Policy
- ✔ Double-Trigger for Change of Control Benefits
- ✔ No Excise Tax Gross-Ups for Change of Control Benefits

Compensation Decision-Making Process

How We Determine Program Design

Role of the Compensation Committee

The Compensation Committee seeks a collaborative relationship with management when determining executive compensation programs and performance. The Compensation Committee uses an independent third-party compensation consultant to provide for a more informed decision-making process and objective perspective in this important governance matter. The Compensation Committee performs the annual review process of CEO performance and compensation decisions, with input from the Board and support of their independent compensation consultant. The Compensation Committee regularly meets in executive session without management present and retains the final authority to approve all compensation policies, programs and amounts paid to our named executive officers.

Role of Management

Our CEO and Executive Vice President—Human Resources regularly attend meetings of the Compensation Committee to provide analysis, details and recommendations regarding the company's executive compensation programs and plan design. During full Board meetings, members of the Compensation Committee also receive business performance and strategy updates from other members of senior management that align with compensation incentive goals. Our CEO provides the Compensation Committee with performance assessments and compensation recommendations in his role as a manager for individual named executive officers (other than himself). The Compensation Committee, typically in the first quarter of each year, then determines and approves annual incentive award payouts for the prior year, any adjustments to base salary, target annual incentives for the upcoming year, and awards of long-term incentives to executive officers. For more information on the compensation decisions made last year, see the *Key Compensation Program Elements* section below.

Role of Compensation Consultants

For 2021, the Compensation Committee retained Steven Hall & Partners, LLC, an independent compensation consultant, to assist in reviewing and analyzing compensation data for our CEO and other named executive officers. The compensation consultant regularly attends Compensation Committee meetings and meets with the Compensation Committee in executive session without management present. The Compensation Committee occasionally requests special studies, assessments of market trends and education regarding changing laws and regulations from the compensation consultant to assist the Compensation Committee in its decision-making processes for the CEO and other executive officers. The compensation consultant provides the Compensation Committee with advice, but does not determine the amount or form of compensation for our named executive officers. In 2021, the Compensation Committee assessed the independence of the compensation consultant and other advisors pursuant to SEC rules and concluded that no conflict of interest exists that would prevent the compensation consultant or other advisors from independently advising the Compensation Committee.

Benchmarking

We generally evaluate market competitiveness of our programs as an input into the process of designing plans and setting target compensation levels for named executive officers. We review each component of compensation for our named executive officers separately and in the aggregate, and also consider the internal responsibilities among the named executive officers to help determine appropriate pay levels. With respect to individual named executive officers, we compare the total target compensation opportunities for our named executive officers to target opportunities for similar positions at comparable companies. These benchmarks are a gauge for evaluating market competitiveness, but are not given greater weight than other key factors when making compensation decisions. For example, individual named executive officers may have higher or lower target compensation levels compared to market medians based on level of responsibility, individual experience and skills, performance trends, competitive dynamics, retention needs and internal equity considerations.

The Compensation Committee typically utilizes a combination of publicly available information related to a specific list of peer companies (the "Peer Group"), as well as information available through market compensation surveys to provide a broad perspective of market practice. While no individual company matches our lines of business precisely, the Peer Group is intended to represent, in the aggregate, companies with revenue sources and talent demands similar to the company. With respect to size, we generally look at revenue or total assets as indicators of comparability, rather than market capitalization, due to our legacy LTC business and the potential for volatility year over year as stock prices change. The companies included in market surveys used by the company are not individually identifiable for a particular executive position (and therefore we are not benchmarking against any particular company within the survey), and also may change from year-to-year based on voluntary participation in the market surveys we use, mergers and divestitures, or changes in corporate structure.

To the extent we make changes to our business portfolio, or as peer companies adjust their own business lines or distribution channels, we will consider adding peers, or removing peers which no longer have revenue sources and talent demands similar to ours. The Compensation Committee will consider advice and recommendations developed by its compensation consultant to support our benchmarking principles.

As in prior years, the compensation consultant supported the Compensation Committee's evaluation of the peer group to be used for benchmarking purposes by providing analysis of the Peer Group for 2021. Following its annual review of our Peer Group with the compensation consultant in 2020, the Compensation Committee determined that no changes were needed as it is appropriate based on company size, sources of revenue and sources of talent. The Peer Group used when considering 2021 compensation actions was therefore composed of the following companies:

Aflac, Inc.	Fidelity National Financial	Principal Financial Group, Inc.
American Financial Group, Inc.	First American Financial Corporation	Radian Group
Assurant, Inc.	Hanover Insurance Group	Reinsurance Group of America, Inc.
CNA Financial Corporation,	Lincoln National Corporation	Unum Group
CNO Financial Group, Inc.	MGIC Investment Corporation	

Consideration of Last Year's Advisory Stockholder Vote on Executive Compensation

Annual advisory votes to approve named executive officer compensation serve as a tool to help the Compensation Committee evaluate the alignment of our executive compensation programs with the interests of the company and our stockholders. At the 2021 Annual Meeting, over 84% of the shares voted were cast in favor of the compensation paid to the named executive officers in 2020.

Upon considering the results of the 2021, 2020 and 2019 advisory votes to approve named executive officer compensation (all above 84%), the Compensation Committee concluded that stockholders viewed the current program design favorably and that no significant changes to our compensation programs were sought after in response to the 2021 advisory vote.

Notwithstanding the strong stockholder support for our compensation programs, the Compensation Committee decided to add relative TSR as a component of the 2021-2023 Performance Stock Unit grants. This addition was intended to further align Executive Officer compensation with stockholders. For more information about these grants, see pages 57-58.

Key Compensation Program Elements

Our 2021 annual compensation program for named executive officers consists of the following key elements: base salary, annual incentive, and annual long-term incentive grants (including PSUs for the CEO, and PSUs and RSUs for all other NEOs). A significant portion of annual compensation of our NEOs is completely at risk.

The below charts reflect the average target compensation mix for the NEOs. Additional details on their compensation elements is described on the following pages.

2021 CEO Target Compensation



58% PSUs
14% Base Salary
86% Total At Risk Pay
28% Annual Incentive

2021 Other Continuing NEO Target Compensation



24% PSUs
23% Base Salary
77% Total At Risk Pay
29% Annual Incentive
24% RSUs

Base Salary

Base salaries are generally intended to reflect the scope of an executive officer's responsibilities and level of experience, reward sustained performance over time and be market competitive. In February 2021, the Compensation Committee undertook its annual review of executive officer base salaries, in conjunction with benchmarking data and advice provided by its compensation consultant. Mr. Gupta received a base salary increase in consideration of his growing scope of responsibilities, including a promotion to Executive Vice President. Mr. Haendiges also received a base salary increase, as his role shifted from Chief Risk Officer to President and Chief Executive Officer of our U.S. Life business. For the other executive officers, their base salaries were considered competitive for their roles within the marketplace.

Annual Incentive

In our annual incentive program, we review performance against financial objectives, together with a qualitative assessment of operational objectives and other accomplishments toward strategic priorities that are not necessarily reflected in annual financial results.

Each named executive officer has an annual incentive target, expressed as a percentage of base salary. The 2021 target annual incentive opportunities for our continuing named executive officers ranged from 100% to 200% of base salary, and payout opportunities for 2021 ranged from zero to 200% of their individual target amount. Individual annual incentive targets are reported in the 2021 Grants of Plan-Based Awards Table. After review, the Compensation Committee determined to not make any adjustments to annual incentive target percentages for our continuing NEOs for 2021, as the existing targets were considered competitive within the marketplace for their roles.

Our annual incentive program is closely aligned with our annual business operating plan, which is reviewed by the Genworth Board of Directors. Generally, the Compensation Committee sets performance targets for the annual incentive program that align with achievement of the business operating plan, with above target payouts for exceeding the plan and below target or no payouts for not meeting the plan. When setting the annual business operating plan, many factors and assumptions are considered, such as the competitive landscape, the global economic environment, market trends, interest rates, and regulatory considerations. As a result, performance targets within our annual incentive plan may not always increase on a yearly basis, and may even be set below the previous year's targets or actual results.

How Metrics Performed: Financial Objectives

The financial metrics chosen to measure 2021 performance, which are disclosed in more detail in the individual continuing NEO scorecards later in this document, were identified as key drivers of our business operating plans.

For example, with respect to financial objectives, net operating income (loss) and operating return on equity (ROE) continue to represent key top-level measures of financial performance for Enact, while incremental premiums approved for LTC in-force rate actions, operating income metrics, and consolidated risk-based capital targets continue to be identified as priorities for our U.S. Life business.

Performance Unit	Key Financial Objective	Unit	Threshold	Target	Maximum	2021 Results
U.S. Life Insurance	Genworth Life Insurance Company Consolidated Risk-Based Capital[1]	%	215%	225%	235%	289%
	LTC In-Force Rate Actions Gross Incremental Premium Approval[2]	$million	$275	$350	$400	$403
	LTC In-Force Premiums Filed[3]	$million	$600	$800	$1,000	$937
Enact	Adjusted Operating Income	$million	$387	$455	$523	$520
	Levered Operating Return on Equity[4]	%	11.2%	13.0%	14.8%	14.4%
Investments	Net Investment Income	$million	$2,763	$3,070	$3,377	$3,370
	U.S. Life Purchase Yield v. External Benchmark	%		2.47% +/- 10%		3.19%
	Enact Purchase Yield v. External Benchmark	%		1.47% +/- 10%		2.06%
	Genworth GAAP Impairments and Trading Gains/Losses[5]	$million	$(105)	$(55)	$(5)	$35
	U.S. Life Statutory Impairments and Trading Losses and Capital/ Credit Migration Impact[6]	$million	$(170)	$(120)	$(70)	$46

[1] The GLIC Consolidated Risk Based Capital metric measures the consolidated U.S. statutory results for Genworth Life Insurance Company ("GLIC").

[2] The LTC in-force gross incremental premiums approved metric measures the weighted average increase on annualized LTC in-force premiums resulting from rate actions approved in 2021.

(3) This metric measured the LTC in-force premiums rate action requests filed with the states in 2021.

(4) Operating ROE for Enact equals adjusted levered operating income divided by average ending Genworth's levered equity attributable to Enact, excluding accumulated other comprehensive income (loss), for the most recent five quarters.

(5) Total company adjusted U.S. GAAP impairments and trading losses were calculated as follows:

(amounts in millions)	
Net investment gains (losses)	$ 323
Excludes:	
Gains on derivatives	(14)
Deferred acquisition costs & other intangibles	(1)
Current expected credit losses reserve	(8)
Mark to market adjustments on limited partnerships & equity holdings	(264)
Other	(1)
Total company adjusted U.S. GAAP impairments and trading losses	$ 35

(6) Investment impairments and trading losses are calculated in accordance with statutory accounting rules and the capital/credit migration impact represents statutory risk-based capital impact to U.S. life insurance companies primarily from changes in National Association of Insurance Commissioners rating of invested assets shown at a 150% multiple.

How Metrics Performed: Strategic Objectives

The Compensation Committee also established key strategic priorities for 2021 designed to have an impact on company financial performance and stockholder value, including pursuing the partial initial public offering of Enact.

The below chart outlines the strategic priorities used in determining 2021 annual incentive program payouts for our continuing NEOs, along with the rationale for using these metrics. For applicable use and weighting of these metrics for each NEO, please see each NEO's individual scorecard later in this document.

The Compensation Committee reviewed overall performance results against the applicable objectives in the previously set scorecards and also considered the performance of each continuing named executive officer in their respective area of responsibility in determining the actual payouts of annual incentives.

Amounts paid for 2021 are reported under the Non-Equity Incentive Plan Compensation—Annual Incentive column of the 2021 Summary Compensation Table.

Key Strategic Priority	2021 Key Accomplishments/Results
Enact Readiness for IPO	• A successful IPO was completed on September 15, 2021 following a delay in Q2 • Restructuring our ownership in Enact was critical to our 2021 strategic plan for meeting both the parent's liquidity needs and the subsidiary's growth objective • The Committee determined above target funding was warranted
Expense Management	• Objective was to achieve targets established in the second quarter of 2021 • Transitioned to a more variable cost structure while reducing fixed cost dependency • The Committee determined above target funding was warranted
Long-Term Strategy and LTC Partnerships	• Genworth is advancing its LTC growth initiatives through a new Global Care Solutions business focused on two areas: fee-based consultation and services through our CareScout subsidiary and transforming the existing LTC insurance market with new and innovative products • The Committee determined target funding was warranted
Diversity & Inclusion	• Enhanced diversity training and conducted diversity focus group in partnership with leading Human Resources consulting firm • Implemented a leadership program targeting emerging female leaders • Established partnerships and developed recruiting strategy to further our commitment toward diverse hiring • The Committee determined above target funding was warranted
Asset Production (Enact, U.S. Life, & Private) and ESG Investments Framework	• Exceeded asset purchase goals for the U.S. Life and Enact asset production targets • Effective management of asset purchases critical to obtaining appropriate returns and diversification on the company's $74 billion investment portfolio • Implemented policy statement, portfolio scoring, and management reporting for ESG investments framework • The Committee determined above target funding was warranted
Market Share & Pricing and Loss Management	• Produced above target new insurance written and market share at attractive pricing and within our risk appetite • Worked with services to execute COVID-19 loss mitigation strategies to minimize losses and assist families to stay in their homes • Delivered continued improvement across key delinquency and loss metrics • The Committee determined above target funding was warranted
US Life Expense Management and Associate Engagement	• Implemented annualized expense reductions and progress on outsourcing efforts, as well as realignment and refocus of resources to better support and align the business strategy going forward • The Committee determined above target funding was warranted
Long-Term Care In-Force Strategic Priorities	• Accelerated risk management strategies and implementation of LTC litigation settlement • The Committee determined above target funding was warranted

NEO 2021 Scorecard Results



Thomas J. McInerney

Mr. McInerney's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2021 target was $2,000,000 (or, 200% of base pay). Mr. McInerney's approved annual incentive award for 2021 was $3,000,000, or approximately 150% of his targeted amount, based on the achievement of the financial and strategic measures indicated below, along with the Compensation Committee's assessment of his leadership in developing and executing a new strategy after the China Oceanwide transaction (including the completion of the Enact IPO and significant reduction of holding company debt), which resulted in an improved financial position and outlook for Genworth and our stockholders.



Ward E. Bobitz

Mr. Bobitz's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2021 target was $575,000 (or, 100% of base pay). Mr. Bobitz's approved annual incentive award for 2021 was $765,000, or approximately 133% of his targeted amount, based on the achievement of the financial and strategic measures indicated below.

Financial Objectives

($ millions) Performance Unit	Key Financial Objective	Weighting	2021 Target	2021 Results	Funding%
U.S. Life Insurance	Genworth Life Insurance Company Consolidated Risk-Based Capital	10%	225%	289%	150%
	Gross Incremental Premium Approved	10%	$350	$403	150%
Enact	Adjusted Operating Income	15%	$455	$520	124%
	Levered Operating Return on Equity	15%	13.0%	14.4%	128%
Investments	Net Investment Income	2%	$3,070	$3,370	149%
	U.S. Life Purchase Yield v. External Benchmark	1%	2.47%	$3.19	150%
	Enact Purchase Yield v. External Benchmark	0.5%	1.47%	$2.06	150%
	Genworth GAAP Impairments and Trading Gains/Losses	1%	$(55)	$35	150%
	U.S. Life Statutory Impairments and Trading Losses and Capital/Credit Migration Impact	1.5%	$(120)	$46	150%

Strategic Objectives

	Weighting	Funding%
Readiness for Enact Initial Public Offering (IPO)	10%	150%
Expense Management	10%	130%
Long-Term Strategy and LTC Partnerships	10%	100%
Diversity & Inclusion	10%	130%
Investments – U.S. Life Private Asset Production	2%	115%
Investments – Enact Asset Production	1%	150%
Investments – ESG Investments Framework	1%	125%
Overall Funding%		**133%**



Daniel J. Sheehan IV

Mr. Sheehan's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance. His 2021 target was $1,550,000 (or, 200% of base pay). Mr. Sheehan's approved annual incentive award for 2021 was $2,116,000, or approximately 137% of his targeted amount, based on the achievement of the following financial and strategic measures (which are based 50% on the financial and strategic measures indicated below for the other NEOs and 50% on the achievement of financial and strategic measures for the investment function):

Financial Objectives

($ millions) Performance Unit	Key Financial Objective	Weighting	Performance Range	2021 Results	Funding%
U.S. Life Insurance	Genworth Life Insurance Company Consolidated Risk-Based Capital	5%	225%	289%	150%
	Gross Incremental Premium Approved	5%	$350	$403	150%
Enact	Adjusted Operating Income	7.5%	$455	$520	124%
	Levered Operating Return on Equity	7.5%	13.0%	14.4%	128%
Investments	Net Investment Income	11%	$3,070	$3,370	149%
	U.S. Life Purchase Yield v. External Benchmark	5.5%	2.47%	3.19%	150%
	Enact Purchase Yield v. External Benchmark	2.75%	1.47%	2.06%	150%
	GAAP Impairments and Trading Losses	5.5%	$(55)	$35	150%
	U.S. Life Statutory Impairments and Trading Losses and Capital/Credit Migration Impact	8.25%	$(120)	$46	150%

Strategic Objectives

	Weighting	Funding%
Readiness for Enact Initial Public Offering (IPO)	5%	150%
Expense Management	5%	130%
Long-Term Strategy and LTC Partnerships	5%	100%
Diversity & Inclusion	5%	130%
Investments – U.S. Life Private Asset Production	11%	115%
Investments – Enact Asset Production	5.5%	150%
Investments – ESG Investments Framework	5.5%	125%
Overall Funding%		**137%**



Rohit Gupta

Mr. Gupta's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance. His 2021 target was $1,256,900, which is a blended target reflecting his mid-year expansion in job responsibilities as Enact became a public company. Mr. Gupta's approved annual incentive award by the Enact Compensation Committee for 2021 was $1,700,000, or approximately 135% of his targeted amount, based on the achievement of the following financial and strategic measures:

Financial Objectives

($ millions) Performance Unit	Key Financial Objective	Weighting	2021 Target	2021 Results	Funding%
Enact	Adjusted Operating Income	30%	$ 455	$ 520	124%
	Levered Operating Return on Equity	30%	13.0%	14.4%	128%

Strategic Objectives

	Weighting	Funding%
Execute Initial Public Offering (IPO)	15%	150%
Market Share and Pricing	15%	140%
Loss Management	10%	150%
Overall Funding%		**135%**



Brian Haendiges

Mr. Haendiges' annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance. His 2021 target was $550,000 (or, 100% of base pay). Mr. Haendiges' approved annual incentive award for 2021 was $800,000, or approximately 145% of his targeted amount, based on the achievement of the following financial and strategic measures:

Financial Objectives

($ millions) Performance Unit	Key Financial Objective	Weighting	2021 Target	2021 Results	Funding%
U.S. Life Insurance	Genworth Life Insurance Company Consolidated Risk-Based Capital	10%	225%	289%	150%
	Gross Incremental Premium Approved	25%	$350	$403	150%
	LTC In-Force Rate Action Premiums Filed	15%	$800	$937	147%

Strategic Objectives

	Weighting	Funding%
Expense Management and Associate Engagement	25%	150%
Support LTC Partnerships	10%	100%
LTC In-Force Strategic Priorities	15%	150%
Overall Funding%		**145%**

Long-Term Incentives

We believe that the largest component of our annual compensation opportunities for named executive officers should be in the form of longer-term incentives, including annual long-term equity grants.

Our long-term incentive program is closely aligned with a multi-year business plan, which is reviewed by the Genworth Board of Directors. The Compensation Committee sets performance targets for the performance-based awards in our long-term incentive program that align with achievement of a multi-year business plan, with above target payouts for exceeding the plan and below target or no payouts for not meeting the plan. When setting the multi-year business plan, many factors and assumptions are considered, such as the competitive landscape, the global economic environment, market trends, interest rates, and regulatory considerations. As a result, performance targets within our long-term incentive plan may not always increase on a yearly basis, and may even be set below the previous year's targets or actual results.

To determine annual long-term equity grant awards for the CEO, the Compensation Committee works with its independent compensation consultant. To determine long-term equity grant awards to all other executive officers, the CEO prepares a recommendation for each such executive officer for the Compensation Committee's consideration and approval. In addition, when determining long-term equity award values for each executive officer (including our CEO), the Compensation Committee considers competitive pay levels, alignment of total pay at risk with the individual's ability to impact long-term company performance, the individual's sustained performance over time, and long-term succession and retention needs.

The Compensation Committee approves a rounded number of shares based on the planned compensation value using the 20-day historical trading average up to and including the date of grant. This approach mitigates the impact of short-term fluctuations in stock price on award levels, allows for clear understanding of both share levels and approximate compensation values at the time of Compensation Committee approval, and facilitates delivering rounded award amounts.

For the 2021-2023 PSUs and RSUs, our Compensation Committee reviewed the proposed compensation values for all executive officers, determined aggregate award sizes based on the approach described above using an estimated share value and granted the awards, including performance goals and targets for the PSUs, in March 2021.

NEO LTI Target Amounts

The 2021 target annual long-term incentive opportunities for our continuing named executive officers average 52% of target compensation. Individual long-term incentive targets are listed in the 2021 Grants of Plan-Based Awards Table below.

The intended value of the annual long-term incentive awards made in 2019 through 2021 to our NEOs were as follows:

Named Executive Officer	Reported Year	Approximate Compensation Value Intended to be Delivered[1]	# of RSUs Awarded	"Target" # of PSUs Awarded[2]
Mr. McInerney	2021	$4,125,000	—	1,176,658
	2020	$4,125,000	—	1,105,899
	2019	$4,125,000	—	1,114,865
Mr. Sheehan	2021	$2,500,000	372,024	356,564
	2020	$2,000,000	268,097	268,097
	2019	$2,000,000	270,271	270,271
Mr. Gupta	2021	$2,125,000	316,221	303,080
Mr. Haendiges	2021	$1,250,000	186,012	178,282
Mr. Bobitz	2021	$ 750,000	111,608	106,970
	2020	$ 750,000	100,537	100,537
	2019	$ 750,000	101,352	101,352
Mr. Schneider[3]	2021	—	—	—
	2020	$2,000,000	268,097	268,097
	2019	$2,000,000	270,271	270,271

[1] Due to differences in how the grant-date fair value of awards is determined for accounting purposes, these amounts will differ from the amounts reflected as the grant date fair value of the awards for 2019, 2020 and 2021 in the 2021 Summary Compensation Table.

[2] Regarding the 2021 awards, although the continuing NEOs other than the CEO received their intended value split evenly between RSUs and PSUs, their awarded number of PSUs were lower than the awarded number of RSUs because the PSU valuation for 2021 contains an adjustment for stock price volatility based on TSR Monte Carlo valuation projections.

[3] Because Mr. Schneider left the company effective May 31, 2021, he forfeited one-third of his 2019 RSUs and two-thirds of his 2020 RSUs. He did not receive equity grants in 2021. In addition, his outstanding PSUs will be prorated based on his service dates following the Compensation Committee's certification of performance for each award.

Long-Term Incentive Award Design

Our long-term incentive awards to executive officers have included, over time, different combinations of SARs, PSUs, RSUs and performance-based cash awards ("PCAs"). Taken together, we believe our annual long-term incentive grants provide our named executive officers with effective retention value and appropriate incentives to achieve long-term company performance objectives, while aligning our executive officer compensation program with the long-term interests of our stockholders.

For 2021, our named executive officers' long-term equity grants were awarded 100% in PSUs for our CEO and 50% PSUs and 50% RSUs for our other named executive officers.

The 2021 PSU design now incorporates relative Total Shareholder Return in the design to further align executive and stockholder returns.

Additional Information Regarding Long-Term Incentive Awards

- Net after-tax shares acquired by named executive officers through the grant or exercise of all company equity incentive awards are subject to a 50% retention ratio until stock ownership guidelines are met.
- Outstanding long-term incentive awards are generally forfeited upon termination of employment with the company prior to vesting, except for limited instances described in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Additional Information Regarding Awards of Performance Stock

- Payout for performance is interpolated on a straight-line basis between each of threshold and target payouts and between target and maximum payouts.

- No payout shall be earned for performance below threshold level for the performance measurement period.
- In evaluating performance, the Committee shall exclude the impact, if any, on reported financial results of any of the following events that occur during the performance period: a) acquisitions and divestitures, b) stockholder dividends or common stock repurchases and c) changes in accounting principles or other laws or provisions.
- Notwithstanding the level of achievement of the performance goals for each outstanding award, the Committee may exercise negative discretion to pay out a lesser amount, or no amount at all, under the Performance Stock Unit Award, based on such considerations as the Committee deems appropriate.

Additional Information Regarding Awards of Restricted Stock Units

- RSUs vest 33% per year, beginning on the first anniversary of the grant date.

2021-2023 Performance Stock Unit Metrics and Goals

80% of Performance Goal Metrics and Goals

| ($ in Millions) Performance Measurement Period | Consolidated Genworth Adjusted Operating Income (Loss)[1][2][3] | | |
	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
January 1, 2021 – December 31, 2023	$1,050	$1,315	$ 1,580

20% of Performance Goal Metrics and Goals

| (Percentile Ranking Relative to S&P 400 Financials Sector) Performance Measurement Period | Total Shareholder Return[4][5][6] | | |
	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
March 25, 2021 (Grant Date) – December 31, 2022	25%	50%	75%

[1] "Consolidated Genworth Adjusted Operating Income (Loss)" shall mean U.S. GAAP income (loss) from continuing operations excluding the after-tax effects of income (loss) from continuing operations attributable to noncontrolling interests, net investment gains (losses), goodwill impairments, gains (losses) on the sale of businesses, gains (losses) on the early extinguishment of debt, gains (losses) on insurance block transactions, restructuring costs and other adjustments, net of taxes. Consolidated Genworth Adjusted Operating Income (Loss) may be adjusted for purposes of management performance evaluation to exclude the impacts from in-force reserve changes from future period assumption changes (e.g. mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g. changes that would arise from a system conversion), changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act, legal fees and settlement costs related to merger & acquisition litigation, any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction), and professional fees related to the implementation of the Long Duration Targeted Improvements ("LDTI") accounting standard. Adjustment to the 3-year cumulative measurement will be applied based on strategic transactions in 2021, 2022 or 2023 that are not included in forecast assumptions.

[2] Consolidated Genworth Adjusted Operating Income (Loss) will be measured as follows: for Enact and corporate and other activities, January 1, 2021 through December 31, 2023; for the U.S. Life and runoff segments, January 1, 2021 through December 31, 2022. New accounting guidance related to LDTI is effective for us on January 1, 2023 (with transition adjustments as of January 1, 2021), and this guidance is expected to have extensive changes primarily impacting our U.S. Life Insurance and runoff segments. Accordingly, the 2023 Adjusted Operating Income (Loss) for our U.S. Life Insurance and runoff segments are excluded from the 2023 target.

[3] In evaluating performance, the Committee shall exclude the impact, if any, on reported financial results of any of the following events that occur during the performance period: a) acquisitions and divestitures, b) stockholder dividends or common stock repurchases and c) changes in accounting principles, including LDTI, or other laws or provisions.

[4] The payout that may be earned based on the TSR portion of this Award's goal will be determined based on the Company's Percentile Ranking relative to its Peer Group; provided, however, that in no event will the total dollar value of the Confirmed Units with respect to the TSR-goal portion of the Award exceed 800% of grant date fair value of the TSR-goal portion of the Award.

(5) "Peer Group" shall mean the constituents of the S&P 400 Financials Sector on the Grant Date (each such constituent, a "Peer Company").

(6) TSR performance results shall be calculated as follows: (i)(a) the 20-trading day average closing price of the applicable entity's common stock as of the last trading day of the Performance Period, minus (b) the 20-trading day average closing price of the applicable entity's common stock as of the first day of the performance period, plus (c) the sum of all dividends and other distributions paid on such entity's common stock during the Performance Period, on a per share basis, divided by (ii) the 20-trading day average closing price of the applicable entity's common stock as of the first day of the performance period.

Additional Information Regarding 2021-2023 Performance Stock Units

- Awards of 2021-2023 PSUs vest based on the company's achievement of performance goals relating to the company's consolidated U.S. GAAP adjusted operating income (80%) and total shareholder return relative to that of peer companies within the S&P 400 Financial Sector (20%), measured over one cumulative three-year performance measurement period.

- The TSR portion of the award contains a value cap. Based on this cap, after calculating Genworth's stock price volatility based on Monte Carlo simulations, a premium was applied to the TSR portion of the award at the time of grant.

- The target number of PSUs noted on page 56 was fixed for each participant at the time of grant.

- In March 2021, the Compensation Committee approved the 2021 PSU grant amount, terms, and conditions, performance targets and payout ranges.

- As only a portion of the performance measurement period was completed as of December 31, 2021, the estimated results are not available.

2020-2022 Performance Stock Unit Metrics and Goals

2/3 of Performance Goal Metrics and Goals

($ in Millions) Performance Measurement Period	Enact & Genworth Mortgage Insurance Australia Adjusted Operating Income[1]		
	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
January 1, 2020 – December 31, 2022	$400	$1,075	$ 1,400

1/3 of Performance Goal Metrics and Goals

($ in Billions) Performance Measurement Period	Net Present Value of Approved Rate Actions[2]		
	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
January 1, 2020 – December 31, 2022	$3.4	$4.2	$5.8

[1] Defined as U.S. GAAP income (loss) from continuing operations excluding the after-tax effects of income (loss) from continuing operations attributable to noncontrolling interests, net investment gains (losses), goodwill impairments, gains (losses) on the sale of businesses, gains (losses) on the early extinguishment of debt, gains (losses) on insurance block transactions, restructuring costs and infrequent or unusual non-operating items. Gains (losses) on insurance block transactions are defined as gains (losses) on the early extinguishment of non-recourse funding obligations, early termination fees for other financing restructuring and/or resulting gains (losses) on reinsurance restructuring for certain blocks of business. Enact and Genworth Mortgage Insurance Australia Adjusted Operating Income may be adjusted for purposes of management performance evaluation to exclude the impacts from in-force reserve changes from future period assumption changes (e.g. mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g. changes that would arise from a system conversion), changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act, legal fees and settlement costs related to merger & acquisition litigation, and any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction). Adjustment to the 3-year cumulative measurement will be applied based on strategic transactions in 2020, 2021 or 2022 that are not included in forecast assumptions.

[2] Defined as the net present value of future expected premium increases and benefit reductions as a result of rate increases approved on individual and group long-term care policies during the calendar years of 2020 through 2022, net of reinsurance.

Additional Information Regarding 2020-2022 Performance Stock Units

• Awards of 2020-2022 PSUs vest based on the company's achievement of performance goals relating to Enact and Genworth Mortgage Insurance Australia Adjusted Operating Income (weighted 66.7%) and net present value of approved rate actions (weighted 33.3%), measured over one cumulative three-year performance measurement period.

• The target number of PSUs noted on page 56 was fixed for each participant at the time of grant.

• In April 2020, the Compensation Committee approved the 2020 PSU grant amount, terms, and conditions, subject to performance goals being determined at a later date. In September 2020, the Compensation Committee approved the specific 2020 PSU performance targets and payout ranges.

• As only a portion of the performance measurement period was completed as of December 31, 2021, the estimated results are not available.

2019-2021 Performance Stock Unit Metrics and Goals

| Performance Measurement Period | Weight (% of Target) | Consolidated Genworth Adjusted Operating Income[1] | | | Final Result |
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	
January 1, 2019—December 31, 2021 ($MM)	100%	$840	$1,050	$1,260	$1,953

[1] Defined as U.S. GAAP income (loss) from continuing operations excluding the after-tax effects of income (loss) from continuing operations attributable to noncontrolling interests, net investment gains (losses), goodwill impairments, gains (losses) on the sale of businesses, gains (losses) on the early extinguishment of debt, gains (losses) on insurance block transactions, restructuring costs and infrequent or unusual non-operating items. Gains (losses) on insurance block transactions are defined as gains (losses) on the early extinguishment of non-recourse funding obligations, early termination fees for other financing restructuring and/or resulting gains (losses) on reinsurance restructuring for certain blocks of business. Consolidated Genworth Adjusted Operating Income may be adjusted for purposes of management performance evaluation to exclude the impacts from in-force reserve changes from future period assumption changes (e.g. mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g. changes that would arise from a system conversion), changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act, legal fees and settlement costs related to merger & acquisition litigation, and any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction). Adjustment to the 3-year cumulative measurement was applied based on strategic transactions in 2020 and/or 2021.

Additional Information Regarding 2019-2021 Performance Stock Units

- Awards of 2019-2021 PSUs vested based on the company's achievement of performance goals relating to Consolidated Genworth Adjusted Operating Income, measured over one cumulative three-year performance measurement period.

- The target number of PSUs noted on page 56 was fixed for each participant at the time of grant.

- At its May 2019 meeting, the Compensation Committee approved the PSU grant amount, terms, and conditions, subject to the specific performance goals for the PSUs being determined at a later meeting. After soliciting stockholder feedback, the Compensation Committee determined that the performance goals for the 2019-2021 PSUs would be measured over a three-year cumulative period instead of three separate one-year measurement periods. At its December 2019 meeting, the Compensation Committee set the specific targets and payout ranges for the 2019-2021 PSUs.

Other Benefit Programs

Severance Benefits—Involuntary Termination without a Change of Control

The Compensation Committee annually reviews the provisions and participants of executive-level severance benefits in order to monitor competitiveness and appropriate levels of benefits to meet the plan objectives. After such a review, we adopted the 2015 Key Employee Severance Plan (the "2015 Severance Plan"), effective as of January 1, 2015, in order to offer competitive termination benefits, promote retention of a selected group of key employees, including our named executive officers, and to provide key protections to the company in the form of restrictive covenants.

The specific terms of the 2015 Severance Plan, and the potential payments and benefits upon a termination of employment without "cause" or by the executive for "good reason" for each of our named executive officers are described more fully in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Severance Benefits—Involuntary Termination Following a Change of Control

The Compensation Committee annually reviews the provisions and participants of our change in control plans to monitor competitiveness and appropriate levels of benefits to meet plan objectives. After such a review, we adopted the 2014 Change of Control Plan (the "2014 Change of Control Plan") in order to provide change of control severance benefits for a select group of key executives, including most of our named executive officers, in the event that the executive's employment is terminated without "cause" or by the executive for "good reason" within two years following a change of control of the company (each a "Qualified Termination").

The change of control severance benefits are intended to keep participating key leaders "neutral" to the possibility of corporate transactions in the best interests of stockholders by removing the fear of job loss and other distractions that may result from potential, rumored or actual changes of control of the company. All benefits under our change of control plan are "double-trigger" benefits, meaning that no compensation will be paid to participants solely upon the occurrence of a change of control so as to not create an unintended incentive. We believe that this structure is appropriate for employees whose jobs are in fact terminated in such a transaction, without providing a windfall to those who continue employment following the transaction.

The specific terms of the 2014 Change of Control Plan, and the potential payments and benefits upon a Qualified Termination for each of our named executive officers are described more fully in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Retirement Benefits

Retirement benefits also fulfill an important role within our overall executive compensation program because they provide a competitive financial security component that supports attraction and retention of talent. We maintain the Genworth Financial, Inc. Retirement and Savings Plan (the "Retirement and Savings Plan"), a tax-qualified, defined contribution plan in which our U.S. employees, including our named executive officers, are eligible to participate. The Retirement and Savings Plan has two features: the "401(k) Savings Feature," in which participants can defer savings on a pre-tax basis and receive company matching contributions, subject to certain Internal Revenue Service limits, and a "Retirement Account Feature," which includes only company contributions made annually based on a schedule of completed years of service and age. In addition, we offer the following non-qualified retirement and deferred compensation plans, which were available to certain of our named executive officers:

- Genworth Financial, Inc. Supplemental Executive Retirement Plan (the "SERP"), which is a defined benefit plan that was closed to new participants after December 31, 2009, and for which benefit accruals were frozen as of December 31, 2020;
- Genworth Financial, Inc. Retirement and Savings Restoration Plan (the "Restoration Plan"), which is a defined contribution plan; and
- Genworth Financial, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), which was closed to new contributions after December 31, 2015.

We continually assess our benefit offerings and seek to align benefit offerings with competitive market levels. It is important to us to keep our benefit design and costs competitive with our peers so that we can continue to attract and retain talent while managing our expenses. Each of the above non-qualified retirement plans is described in more detail in the *Executive Compensation—Pension Benefits and Non-Qualified Deferred Compensation* sections below.

Other Benefits and Perquisites

We regularly review the benefits and perquisites provided to our named executive officers to ensure that our programs align with our overall principles of providing competitive compensation and benefits that maximize the interests of our stockholders. We provide executive officers with an individually-owned universal life insurance policy (the "Leadership Life Program") available to all of our U.S.-based executives, an enhanced company-owned life insurance program (the "Executive Life Program"), and a limited number of perquisites intended to keep executive officers healthy and focused on company business with minimal distraction. The perquisites provided to executive officers are the opportunity to receive financial counseling and annual physical examinations.

We also provide certain benefits in the event of death, total disability or sale of a business unit to a successor employer. Amounts payable to named executive officers are described in more detail in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Other Key Compensation Governance Policies

In addition to our compensation programs described above, the company maintains the following policies and practices intended to strengthen the overall long-term stockholder alignment and governance of our compensation programs.

Executive Officer Stock Ownership Guidelines, Retention Ratio and Net Hold Policy

The company maintains stock ownership guidelines for the amount of common stock that must be held by the company's executive officers. The stock ownership guidelines specify the value of company stock, as a multiple of the executive officer's base salary, which must be held by each executive officer.

Position	Multiple	
CEO	7x Salary	
CFO and CIO	3x Salary	
Other Executive Officers	2x Salary	

The ownership multiple is used to calculate a target number of shares for each designated executive officer as of January 1 of each year (or, in the case of a newly-designated executive officer, as of the date such executive officer first becomes subject to the ownership guidelines). The target number of shares is individually determined by multiplying the executive officer's then-current annual base salary by the applicable multiple and dividing the result by the average closing price of the company's common stock during the 60 trading days immediately preceding the measurement date.

Compliance with the stock ownership requirements is also measured as of January 1 of each year. In the event that an executive officer has not reached the required level of stock ownership as of any measurement date, the executive officer will be subject to a 50% retention ratio that requires the executive officer to retain (and not sell or transfer) at least 50% of the after-tax "profit" shares resulting from the grant or exercise of all company equity incentive awards until the next measurement date.

In order to meet this stock ownership requirement, an executive officer may count (i) all shares of common stock owned by the executive officer, including common stock held in the company's Retirement and Savings Plan, (ii) any outstanding RSUs, but excluding any unvested restricted stock units that vest based on achievement of performance goals (such as PSUs), and (iii) a number of shares representing the aggregate "spread value" of vested and in-the-money stock options and SARs (with such number being calculated as of January 1 of each year on a pre-tax basis, based on the 60 trading day average closing price of the company's common stock on such date).

The following table shows the number of shares of common stock considered to be held, and the applicable stock ownership requirements, for each of our continuing named executive officers, as of January 1, 2022:

Named Executive Officer	Stock Requirement as of January 1, 2022, based on $4.17 stock price average (#)	Number of Shares Deemed Held as of January 1, 2022, based on $4.17 stock price average (#)	Stock Held as a % of Guidelines as of January 1, 2022	Subject to 50% Net Share Retention Ratio For Duration of 2022
Mr. McInerney	1,678,657	2,965,504	>100%	No
Mr. Sheehan	557,554	1,569,979	>100%	No
Mr. Gupta	431,655	548,476	>100%	No
Mr. Haendiges	263,789	186,012	71%	Yes
Mr. Bobitz	275,779	484,518	>100%	No

Retention Ratio

An executive officer is subject to retain

50% of after-tax "profit" shares

if the executive officer has not reached the required level of stock ownership as of any measurement date.

Net Hold Policy

Executive officers are required to hold the shares of Genworth stock that they receive for at least

nine months

in order to minimize any possible appearance of an incentive for executive officers to seek to cause short-term increases in the price of Genworth shares in order to exercise stock options or SARs and sell the stock for unwarranted personal gains.

Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers

The company maintains an anti-hedging policy, which prohibits executive officers and directors from buying or selling options (puts or calls) on Genworth securities on an exchange or in any other organized market, and also prohibits certain forms of hedging or monetization transactions with respect to Genworth securities, such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts and exchange funds. The company maintains this policy because hedging transactions, which might be considered short-term bets on the movement of the company's securities, could create the appearance that the person is trading based on inside information. In addition, transactions in options may also focus the person's attention on short-term performance at the expense of our long-term objectives.

The company also maintains an anti-pledging policy, which prohibits its executive officers and directors from holding Genworth securities in a margin account or otherwise pledging Genworth securities as collateral for a loan. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. The company maintains this policy because a margin sale or foreclosure sale may occur at a time when the pledger is aware of material nonpublic information or otherwise is not permitted to trade in Genworth securities and the margin sale or foreclosure sale of Genworth securities during such time could also create the appearance that the person is trading based on inside information.

Clawback Policy

The company maintains a clawback policy under which the company will seek to recover, at the discretion and direction of the Compensation Committee, and after it has considered the costs and benefits of doing so, incentive compensation earned by, awarded or paid to a covered officer for performance periods beginning after January 1, 2011, if the result of a performance measure upon which the award was based or paid is subsequently restated or otherwise adjusted in a manner that would reduce the size of the award or payment (other than a restatement or adjustment due to a change in applicable accounting principles, rules or interpretations). In addition, if a covered officer engaged in fraud or intentional misconduct that contributed to an award or payment of incentive compensation to him or her that is greater than would have been paid or awarded in the absence of the misconduct, the company may take other remedial and recovery actions, as determined by the Compensation Committee.

Tax and Accounting Considerations

We consider accounting and tax implications when designing our executive compensation and incentive programs. For example, it has been our intent to maximize the deductibility of executive compensation while retaining flexibility to compensate executive officers in a manner commensurate with performance and the competitive landscape for executive talent. The exemption from Section 162(m)'s deduction limit for performance-based compensation, however, has been repealed by the Tax Cuts and Jobs Act enacted in December 2017, such that compensation paid to our covered executive officers in excess of $1,000,000 will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Evaluation of Compensation Program Risks

The Compensation Committee annually reviews a report prepared by management, led by the company's Risk Department, regarding the design and operation of our compensation arrangements for employees, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the company. Following that review for 2021 compensation, the Compensation Committee agreed with management's conclusion that the company's compensation plans, programs and policies do not encourage employees to take risks that are reasonably likely to have a material adverse effect on the company.

Executive Compensation Tables

The following table provides information relating to compensation earned by or paid to our named executive officers in all capacities:

2021 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Thomas J. McInerney	2021	1,000,000	—	4,063,966	—	3,000,000	—	435,413	8,499,379
President and Chief	2020	1,000,000	—	3,350,874	—	2,540,000	—	466,714	7,357,588
Executive Officer	2019	1,000,000	—	5,139,528	—	2,500,000	—	463,106	9,102,634
Daniel J. Sheehan IV	2021	775,000	—	2,462,907	—	2,116,000	—	225,893	5,579,800
Executive Vice President,	2020	667,981	—	1,758,716	—	4,660,000	1,408,382	140,114	8,635,193
Chief Financial Officer & Chief Investment Officer	2019	600,000	—	2,154,060	—	1,610,000	1,265,016	137,914	5,766,991
Rohit Gupta	2021	815,769	3,000,000[1]	5,293,494[3]	—	1,700,000	—	197,298	11,006,561
President and Chief Executive Officer, Enact									
Brian Haendiges	2021	530,769	—	1,231,454	—	800,000	—	120,431	2,682,654
Executive Vice President— U.S. Life Insurance									
Ward E. Bobitz	2021	575,000	—	738,878	—	765,000	—	150,851	2,229,729
Former Executive Vice	2020	575,000	—	659,523	—	2,421,000	784,373	119,423	4,559,319
President and General Counsel	2019	570,192	—	807,776	—	700,000	674,596	115,739	2,868,304
Kevin D. Schneider	2021	320,192	—	—	—	468,750	—	1,932,234	2,721,176
Former Executive Vice	2020	750,000	—	1,758,716	—	5,183,333	1,229,859	165,896	9,087,804
President and Chief Operating Officer	2019	750,000	—	2,154,060	—	1,370,000	1,144,086	165,810	5,583,956

[1] Reflects a cash retention bonus awarded to Mr. Gupta. For further information, see pages 43-44.

[2] Reflects the aggregate grant date fair value of RSUs and PSUs awarded during the period, determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the grant date fair value of the underlying shares. Grant date fair value for the PSUs is based on the grant date fair value of the underlying shares at target performance and the probable outcome of performance-based conditions at the time of grant, excluding the effect of estimated forfeitures, together with a Monte Carlo valuation for the portion of the award tied to relative TSR performance. The 2021 value for each named executive officer includes the grant date fair value of PSUs granted, and for all except Mr. McInerney, also includes the grant date fair value of RSUs awarded. Assuming achievement of the PSU performance conditions at the highest level (rather than at target level), the aggregate grant date fair value of awards reflected in this column for 2021 would be higher by the following amounts: Mr. McInerney, $4,063,966; Mr. Sheehan, $1,231,508; Mr. Gupta, $1,046,784; Mr. Haendiges, $615,754; and Mr. Bobitz $369,456.

[3] For Mr. Gupta, the 2021 value includes an RSU grant approved by the Enact Board of Directors at the time of Enact's IPO that converts to Enact stock and has a grant date fair value of $3,200,018. For further information, see pages 43-44.

[4] Reflects the value of cash incentives paid pursuant to our annual incentive program as described in the *Compensation Discussion and Analysis* section above.

[5] Reflects the annual change in actuarial present values of the eligible named executive officers' accumulated benefits under the SERP, which was a negative value for recipients in 2021. Negative changes in pension value were excluded from this column for the NEOs as follows: for Mr. Sheehan, $(277,756); for Mr. Gupta, $(80,369); for Mr. Bobitz, $(138,571); and for Mr. Schneider, $(169,610). The SERP was closed to new participants effective January 1, 2010. A description of the SERP precedes the 2021 Pension Benefits Table below.

[6] See the 2021 All Other Compensation - Details table below.

2021 All Other Compensation—Details

Name	Company Contributions to the Retirement Plans ($)[a]	Life Insurance Premiums ($)[b]	Executive Physical ($)	Financial Counseling ($)	Separation Payment ($)	Other ($)	Total ($)
Mr. McInerney	389,400	26,028	—	19,985	—	—	435,413
Mr. Sheehan	213,200	12,693	—	—	—	—	225,893
Mr. Gupta	177,262	4,536	2,400	13,100	—	—	197,298
Mr. Haendiges	56,019	22,198	—	19,985	—	22,229[d]	120,431
Mr. Bobitz	106,720	20,800	3,346	19,985	—	—	150,851
Mr. Schneider	14,500	28,181	3,000	11,553	1,875,000[c]	—	1,932,234

[a]   Reflects contributions made on behalf of the named executive officers for each of the following programs: (i) company matching contributions made in 2021 to the 401(k) Savings Feature of the Retirement and Savings Plan; (ii) company contributions made in 2022 to the Retirement Account Feature of the Retirement and Savings Plan, which are based on 2021 earnings; and (iii) company contributions made in 2022 to the Restoration Plan, which are based on 2021 earnings.

[b]   Represents premium payments made in 2021 for the following programs: (i) Leadership Life Program, an individually owned universal life insurance policy provided to all of our executives; and (ii) Executive Life Program, a $1 million company-owned life insurance policy for which the participating named executive officers may identify a beneficiary for payment by us in the event of his or her death. Premiums for the Leadership Life Program are graded through age 59, with escalation in particular between age 50 and 59, and level thereafter.

[c]   For more information, see the *Separation Benefits to our Former Chief Operating Officer* section.

[d]   Reflects $19,457 Mr. Haendiges received in reimbursed relocation expenses in 2021 and $2,772 for personal use of a non-commercial aircraft for a family emergency.

2021 Grants of Plan-Based Awards

The table below provides information on the following plan-based awards that were made in 2021:

- *Annual Incentive.* Annual incentive opportunities awarded to our named executive officers are earned based on company performance measured against one-year financial objectives and key strategic priorities, together with a qualitative assessment of performance, including individual performance objectives. Additional information regarding the design of the annual incentive program and the prior fiscal year's awards are included in the *Compensation Discussion and Analysis* section above. Annual incentives are identified as "AI" in the Award Type column of the following table.

- *Restricted Stock Units.* Each Genworth RSU represents a contingent right to receive one share of our common stock in the future. If the company pays dividends on its common stock, dividend equivalents accrue with respect to the RSUs and are paid in cash at the time that the corresponding RSUs vest. Additional information regarding RSUs is included in the *Compensation Discussion and Analysis* section above.

- *Performance Stock Units.* Genworth PSUs consist of performance-vesting stock units that may convert to shares following the end of the performance period based on achievement of certain pre-established performance goals. PSUs are granted with respect to a target number of shares, will be forfeited if performance falls below a designated threshold level of performance, and may be earned up to 200% of the target number of shares for exceeding a designated maximum level of performance. Additional information regarding PSUs is included in the *Compensation Discussion and Analysis* section above.

2021 Grants of Plan-Based Awards Table

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
			Threshold	Target	Max	Threshold	Target	Max		
Mr. McInerney	AI		-	2,000,000	4,000,000					
	PSU	3/25/2021				588,329	1,176,658	2,353,316		4,063,966
Mr. Sheehan	AI		-	1,550,000	3,100,000					
	RSU	3/25/2021							372,024[3]	1,231,399
	PSU	3/25/2021				178,282	356,564	713,128		1,231,508
Mr. Gupta	AI		-	1,256,900	2,513,800					
	RSU	3/25/2021							316,221[3]	1,046,692
	PSU	3/25/2021				151,540	303,080	606,160		1,046,784
	RSU	9/15/2021							168,422[4]	3,200,018
Mr. Haendiges	AI		-	550,000	1,100,000					
	RSU	3/25/2021							186,012[3]	615,700
	PSU	3/25/2021				89,141	178,282	356,564		615,754
Mr. Bobitz	AI		-	575,000	1,150,000					
	RSU	3/25/2021							111,608[3]	369,422
	PSU	3/25/2021				53,485	106,970	213,940		369,456
Mr. Schneider	AI		-	468,750	-					

[1] The 2021-2023 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2023.

[2] Reflects the aggregate grant date fair value of the award determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the grant date fair value of the underlying shares. Grant date fair value for the PSUs is based on the grant date fair value of the underlying shares at target performance and the probable outcome of performance-based conditions at the time of grant, excluding the effect of estimated forfeitures, together with a Monte Carlo valuation for the portion of the award tied to relative TSR performance.

[3] The RSUs vest one-third per year beginning on the first anniversary of the grant date.

[4] Mr. Gupta received a grant of RSUs at the time of Enact's initial public offering that will vest and convert to Enact stock in full on the third anniversary of the grant date.

Outstanding Equity Awards at 2021 Fiscal Year-End Table

The table below provides information with respect to stock options, SARs, RSUs and PSUs outstanding on December 31, 2021:

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Mr. McInerney	1,200,000	—	7.90	1/2/2023			2,229,730[7]	9,030,407
							2,211,798[8]	8,957,782
							2,353,316[9]	9,530,930
Mr. Sheehan	32,400	—	8.88	2/14/2022	90,091[1]	364,869[5]	540,542[7]	2,189,195
	120,000	—	5.96	10/31/2022	178,732[2]	723,865[5]	536,194[8]	2,171,586
	135,000	—	9.06	2/15/2023	372,024[3]	1,506,697[5]	713,128[9]	2,888,168
	100,000	—	15.23	2/20/2024				
	275,000	—	7.99	2/20/2025				
Mr. Haendiges					186,012[3]	753,349[5]	356,564[9]	1,444,084
Mr. Gupta	27,600	—	8.88	2/14/2022	45,046[1]	182,436[5]	270,272[7]	1,094,602
	26,400	—	9.06	2/15/2023	89,366[2]	361,932[5]	268,098[8]	1,085,797
	24,000	—	15.23	2/20/2024	316,221[3]	1,280,695[5]	606,160[9]	2,454,948
					178,171[4]	3,682,795[6]		
Mr. Bobitz	15,300	—	8.88	2/14/2022	33,784[1]	136,825[5]	202,704[7]	820,951
	17,000	—	9.06	2/15/2023	67,025[2]	271,451[5]	201,074[8]	814,350
	21,000	—	15.23	2/20/2024	111,608[3]	452,012[5]	213,940[9]	866,457
	90,000	—	7.99	2/20/2025				
Mr. Schneider[10]	152,000	—	8.88	2/14/2022				
	200,000	—	5.96	5/31/2022			435,437[7][10]	1,763,518
	100,000	—	5.13	5/31/2022			253,203[8][10]	1,025,471
	215,000	—	9.06	5/31/2022				
	150,000	—	15.23	5/31/2022				
	265,000	—	7.99	5/31/2022				

[1] Remaining RSUs vest 100% on 5/16/22.

[2] Remaining RSUs vest 50% on 4/7/2022 and 4/7/2023.

[3] RSUs vest one-third on 3/25/2022, 3/25/2023, and 3/25/2024.

[4] RSUs vest 100% on 9/15/2024.

[5] Market value is calculated based on the closing price of our common stock on December 31, 2021 of $4.05 per share.

[6] Market value is calculated based on the closing price of Enact common stock on December 31, 2021 of $20.67 per share.

[7] 2019-2021 PSUs were earned and became vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2021. Amounts reported here reflect actual levels of achievement of the performance following the end of the performance period. For more information regarding the payout of these PSUs, see the *Compensation Discussion and Analysis* section above.

[8] 2020-2022 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2022. Amounts reported here reflect maximum levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information regarding the 2020-2022 PSUs, see the *Compensation Discussion and Analysis* section above.

[9] 2021-2023 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2023. Amounts reported here reflect maximum levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information regarding the 2021-2023 PSUs, see the 2021 Grants of Plan Based Awards Table and the *Compensation Discussion and Analysis* section above.

[10] When Mr. Schneider left the company effective May 31, 2021, all of his outstanding 2019 RSUs were accelerated, 50% of his outstanding 2020 RSUs were accelerated and 50% of his outstanding RSUs were forfeited. In addition, his outstanding PSUs will be prorated following the Compensation Committee's certification of performance for each award, based on the number of months he was employed during the performance period (prorated amounts reflected in the table).



2021 Options Exercised and Stock Vested Table

The table below provides information regarding PSUs and RSUs that vested during 2021. Net shares received by each named executive officer upon exercise or vesting of equity awards, after shares are withheld for taxes, are subject to the stock ownership guidelines and a 50% retention ratio, as well as the nine-month holding period policy with respect to exercises of stock options and SARs, each as described in the *Compensation Discussion and Analysis* section above.

	Option Awards		Stock Awards	
Name	Number of Shares Underlying Options/SARs Exercised (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[(1)]	Value Realized on Vesting ($)[(2)]
Mr. McInerney	—	—	1,611,019	5,801,146
Mr. Sheehan	—	—	179,455	663,315
Mr. Gupta	—	—	89,728	331,659
Mr. Haendiges	—	—	—	—
Mr. Bobitz	—	—	67,296	248,744
Mr. Schneider	—	—	358,912[(3)]	1,417,034

(1) Reflects the gross number of shares received upon the vesting of RSUs and PSUs. Based on the tax withholding payment election, a portion of the shares reflected above may have been withheld to cover taxes due.

(2) Reflects the fair market value of the underlying shares as of the vesting date.

(3) When Mr. Schneider left the company effective May 31, 2021, all of his outstanding 2019 RSUs were accelerated and 50% of his outstanding 2020 RSUs were accelerated per the terms of the severance plan.

Pension Benefits

The SERP is a non-qualified, defined benefit plan maintained to provide eligible executives with additional retirement benefits. The SERP was closed to new participants after December 31, 2009; therefore, neither Mr. McInerney in 2013, nor Mr. Haendiges in 2020, were eligible to participate in the SERP when they joined the company. The annual SERP benefit is a life annuity equal to a fixed percentage multiplied by the participant's years of benefit service, and the participant's average annual compensation (based on the highest consecutive 36-month period within the last 120-month period prior to separation from service) with the result not to exceed 40% of the participant's average annual compensation. Benefit service is defined as service since the plan's inception date (September 27, 2005) or date of SERP participation, whichever is later. The SERP benefit is then reduced by the value of the participant's account balance under the Retirement Account Feature of our Retirement and Savings Plan as converted to an annual annuity. Compensation for SERP purposes generally includes only base salary and annual cash incentive (each whether or not deferred).

The annual SERP benefit is calculated as described below:

SERP Benefit

=

1.45% x Average Annual Compensation
x
Service as Eligible Participant (through 12/31/2010)

+

1.1% x Average Annual Compensation
x
Service as Eligible Participant (from 1/1/2011 through 12/31/2020)

–

Annuitized value of the company's qualified plan: Retirement Account Feature

Each participant in the SERP will partially vest with regard to their benefit when they reach age 55 and have earned five years of "future service" (i.e. service occurring after December 31, 2015). Once a SERP participant has earned five years of "future service" and has reached at least age 55, the participant will become partially vested based on a scale ranging from 50% at age 55 and increasing by 10% each year until the participant reaches full vesting at age 60. If a participant resigns before vesting, then his or her SERP benefit will be forfeited. Only in certain circumstances will the SERP become fully vested upon termination prior to age 60, as described in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below. Benefit payments under the SERP will begin following a participant's qualifying separation from service, but not earlier than age 60. The SERP has no provisions for acceleration of payout before age 60. There are also no provisions for the granting of extra years of service.

Material assumptions used to calculate the present value of the accumulated benefit are as follows:

- The accumulated benefit represents the current accrued benefit first available at age 60 utilizing actual service and compensation as of December 31, 2020;
- Interest rate of 2.76%;
- Mortality prescribed in the 1994 Group Annuity Mortality Table (Unisex) Found in Revenue Ruling 2001-62 (GATT2003) as defined by the plan
- Form of payment actuarially equivalent to a five-year certain and life benefit; and
- Payments are guaranteed for the life of the participant.

All SERP benefit accruals were frozen as of December 31, 2020. In addition, existing SERP participants were offered an opportunity to make an irrevocable, one-time election before the end of 2015 to freeze their SERP benefit accruals early, effective December 31, 2015, and begin receiving restoration benefits under the Restoration Plan as of January 1, 2016 (Mr. Gupta made this election; Messrs. Sheehan, Schneider, and Bobitz did not).

The table below reflects the present value of the accrued benefit as of December 31, 2021.

2021 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Mr. McInerney[1]	*	—	—	—
Mr. Sheehan	SERP	16.33	6,471,331	—
Mr. Gupta[2]	SERP	8.08	1,027,890	—
Mr. Haendiges[1]	*	—	—	—
Mr. Bobitz	SERP	16.33	3,335,866	—
Mr. Schneider[3]	SERP	16.33	6,587,965	—

[1] The SERP was closed to new participants after December 31, 2009; therefore, Messrs. McInerney and Haendiges were not eligible for the SERP when they joined the company in 2013 and 2020, respectively.

[2] Mr. Gupta elected to freeze his SERP benefit as of December 31, 2015 in order to begin receiving restoration benefits under our Restoration Plan as described in the *Pension Benefits* section above.

[3] Following Mr. Schneider's departure from the company, effective May 31, 2021, the vesting of his SERP benefits was accelerated.

Non-Qualified Deferred Compensation

The company maintains the Restoration Plan, a non-qualified defined contribution plan, which provides eligible executives, including our named executive officers, with benefits generally equal to any matching contributions that they are precluded from receiving under the 401(k) Savings Feature of our Retirement and Savings Plan as a result of restrictions under the Code (the "Restoration 401(k) Savings Feature"). For 2021, we provided a contribution credit equal to 5% of the participant's eligible pay (base salary and annual cash incentive paid) in excess of the annual compensation limit in Section 401(a)(17) of the Code ($290,000 in 2021).

Since January 1, 2010, newly hired or promoted executive officers who were not already participants in the SERP have been eligible for up to two additional types of contributions within the Restoration Plan. For those eligible executive officers, the Restoration Plan provides supplemental benefits equal to the amount of contributions that executives are precluded from receiving under the Retirement Account Feature of our qualified Retirement and Savings Plan (the "Restoration Retirement Account Feature"). Current participants in the SERP became eligible to receive Restoration Retirement Account Feature contributions effective as of the day their respective benefit accruals under the SERP become frozen, which was either on January 1, 2016 (if they elected to freeze benefit accruals early, as Mr. Gupta did), or on January 1, 2021, after all benefits became frozen (applicable to Messrs. Sheehan, Schneider and Bobitz).

Participants become vested with respect to the Restoration 401(k) Savings Feature and Restoration Retirement Account Feature account balances as of the earlier of reaching age 60 or attaining three years of "future service" (i.e., service occurring after December 31, 2015).

Eligible executives, including our named executive officers, have had the opportunity to request that their Restoration Plan contribution credits (balances) be invested in or track a diverse array of generally available mutual fund investment options.

The company previously offered a voluntary Deferred Compensation Plan that provided participants with the ability to annually defer receipt of a portion of their base salary and/or annual incentive award in order to save and accumulate additional retirement funds on a before-tax basis. Earnings (and losses) were credited to executive accounts based on participant choices between 10 generally available mutual fund investment options. A participant could defer between 10% and 75% of his or her salary and between 25% and 85% of his or her annual incentive award and could elect to have such deferred amount, plus any earnings (or losses) thereon, paid upon the participant's termination of employment (in a lump sum or over up to 10 annual installments), or elect to receive an in-service lump sum payment upon a specific date. Participants were always 100% vested in their Deferred Compensation Plan accounts. As of December 31, 2021, none of the NEOs had a balance in the Deferred Compensation Plan. Effective for plan years beginning January 1, 2016, the company suspended future contributions to the plan.

2021 Non-Qualified Deferred Compensation Table

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Mr. McInerney	Restoration	—	366,200	681,562	—	4,643,571
Mr. Sheehan	Restoration	—	190,000	248,584	—	1,748,405
Mr. Gupta	Restoration	—	154,062	176,119	—	1,259,943
Mr. Haendiges	Restoration	—	34,462	—	—	34,462
Mr. Bobitz	Restoration	—	83,520	88,251	—	637,075
Mr. Schneider	Restoration	—	—	—	—	1,647,461

[1] Reflects company contributions to the Restoration Plan made in 2022, which are based on 2021 earnings. The contributions are reported as compensation for 2021 in the All Other Compensation column of the 2021 Summary Compensation Table.

[2] Aggregate balances reported as of December 31, 2021 for the named executive officers include amounts that were reported in the Summary Compensation Tables for 2021 and years prior. For the Restoration Plan, the amount of compensation reported in the Summary Compensation Tables for 2021 and years prior is $3,027,365 for Mr. McInerney, $905,692 for Mr. Sheehan, $310,183 for Mr. Bobitz and $817,520 for Mr. Schneider. For the Restoration Plan, the amount of compensation reported in the Summary Compensation Table for 2021 for Mr. Gupta is $154,062 and for Mr. Haendiges is $34,462.

Potential Payments upon Termination or Change of Control

The following tables and narrative disclosure summarize the (i) compensation and benefits payable to each of the continuing named executive officers in the event of a termination of employment under various circumstances, assuming that such termination was effective as of December 31, 2021. The compensation and benefits described and quantified below are in addition to the compensation and benefits that would already be earned or vested upon such continuing named executive officer's termination, including accrued but unpaid salary, and payments and benefits accrued under our broad-based benefit programs, including any vested contributions we made under the 401(k) Savings and Retirement Account Features of our Retirement and Savings Plan.

A later section in the narrative also summarizes the benefits made available to Kevin D. Schneider pursuant to a separation agreement entered into after his resignation as Chief Operating Officer of the company.

Involuntary Termination of Employment (Without a Change of Control)

The Compensation Committee approved the 2015 Severance Plan in order to promote the retention of a select group of key employees, including our continuing named executive officers, by providing severance benefits in the event their employment is terminated under certain circumstances and to align with severance benefits commonly provided in our market for competing executive talent.

In the event the employment of a continuing named executive officer was terminated without "cause" or by the executive for "good reason" (as such terms are defined in the 2015 Severance Plan) during 2021, such continuing named executive officer would be entitled to receive the following severance benefits under the 2015 Severance Plan:

• *Severance payment.* The continuing named executive officer would receive a lump sum cash severance payment, payable within 60 days of the date of termination in an amount equal to two times the sum of base salary and target annual incentive, in the case of Mr. McInerney, 1.5 times the sum of base salary and target annual incentive, in the case of Mr. Gupta, and one times base salary plus one times target annual incentive for the other continuing named executive officers.

• *Pro rata annual incentive award.* The continuing named executive officer would receive a lump sum cash payment based on the annual incentive award that would have been payable with respect to the fiscal year in which the qualified termination occurs (determined at the end of such year based on actual performance results), prorated to the nearest half month to reflect the portion of the fiscal year that had elapsed prior to the date of termination.

- *Benefits payment.* The continuing named executive officer would receive a lump sum cash payment, payable within 60 days of the date of termination, equal to the monthly cost of the employer portion to provide the group medical, dental, vision, and/or prescription drug plan benefits the employee had been receiving before the termination, multiplied by 12.

- *Partial vesting of time-based long-term incentive awards.* Stock options, SARs, RSUs and other cash and equity awards with time-based vesting restrictions held by the continuing named executive officer would become immediately vested as of the participant's termination, but only with respect to a number of awards that otherwise would have become vested on the award's next regularly scheduled vesting date based on continued employment (the remainder of such awards would be forfeited), and stock. Stock options and SARs would remain exercisable until the earlier of the first anniversary of the date of the qualified termination or the award's regular expiration date. The continuing named executive officers did not have any unvested stock options or SARs as of December 31, 2021.

- *Vesting of performance-based long-term incentive awards.* Performance-based equity and cash awards held by the continuing named executive officer would remain outstanding and would be earned, if at all, based on actual performance through the end of the performance period, prorated to the nearest half-month to reflect the portion of the performance period year that had elapsed prior to the date of termination.

- *Retirement plan provisions.* The continuing named executive officer would become fully vested in any funded or unfunded nonqualified pension, retirement or deferred compensation plans in which he or she participates, provided he or she has been employed by the company for at least five years. All continuing named executive officers are already fully vested in the Restoration Plan balances noted above in the 2021 Non-Qualified Deferred Compensation Plans Table.

To receive severance benefits under the 2015 Severance Plan, the executive would have to execute and deliver to us a general release of claims and agree to certain restrictive covenants, including a 12-month non-compete provision, 24-month restrictions on the solicitation of customers and employees, and restrictions on the use of confidential information.

The following table summarizes the payments and benefits that would have been payable to the continuing named executive officers under the 2015 Severance Plan and other retention incentives in the event of a termination without "cause" or by the executive for "good reason" on December 31, 2021.

Involuntary Termination of Employment (Without a Change of Control)

	Mr. McInerney	Mr. Sheehan	Mr. Gupta	Mr. Haendiges	Mr. Bobitz
Cash Severance[1]	$ 6,000,000	$ 2,325,000	$ 3,375,000	$ 1,100,000	$ 1,150,000
Pro-Rated Annual Incentive[2]	3,000,000	2,116,000	1,700,000	800,000	765,000
Payments Related to Health Benefits[3]	18,249	25,025	23,711	1,903	31,629
RSU Vesting[4]	—	1,229,033	1,097,200	251,116	423,217
PSU Vesting[5]	16,590,749	4,118,280	2,227,624	240,681	1,508,261
SERP Vesting[6]	—	6,471,331	1,027,890	—	3,335,866
Total	**$25,608,998**	**$16,284,669**	**$9,451,425**	**$2,393,700**	**$7,213,973**

[1] Reflects a cash severance in the amount of a multiple (2.0 for Mr. McInerney, 1.5 for Mr. Gupta, and 1.0 for the other continuing named executive officers) times the sum of base salary and target annual incentive.

[2] Reflects an annual incentive award based on actual performance results through the end of 2021. Annual incentive awards under the 2015 Severance Plan are determined based on actual pro rata performance. These amounts are reported as 2021 compensation in the Summary Compensation Table.

[3] Represents a lump sum cash payment equal to the company cost of 12 months of continued health coverage.

[4] Reflects the aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2021 of $4.05) that would immediately vest as of the executive's termination. The awards for which vesting would accelerate are those awards that would have become vested on the award's next regularly scheduled vesting date based on continued employment. For the RSU grant that Mr. Gupta received upon the IPO of Enact, the number of RSUs accelerating is pro-rated based on the number of whole months since the grant date.

(5) Reflects the aggregate value of 2019-2021, 2020-2022, and 2021-2023 PSUs that would remain outstanding following the executive's termination, and could be earned, if at all, at the end of the performance period based on actual results, prorated to the nearest half-month to reflect the portion of the performance period year that had elapsed prior to the date of termination. Reflects a payout of 2019-2021 PSUs based on actual performance through the end of the performance period, pro rata payout of 2020-2022 PSUs based on a maximum level of performance and a pro rata payout of 2021-2023 PSUs based on a target level of performance.

(6) Reflects the present value of each participating continuing named executive officer's accumulated benefits under the SERP, as noted in the 2021 Pension Benefits Table, which would become fully vested (if not already).

Involuntary Termination Following a Change of Control

The Compensation Committee adopted the 2014 Change of Control Plan in order to provide severance benefits to a select group of key executives, including all of our continuing named executive officers except Mr. Haendiges, in the event that the executive's employment is terminated without "cause" or by the executive for "good reason" following a change of control of the company.

Pursuant to the 2014 Change of Control Plan, a covered continuing named executive officer would receive payments and benefits in the event of a termination of employment without "cause" or by the executive with "good reason" within two years following a change of control of the company (each a "Qualified Termination" as defined in the Change of Control Plan). In the event of a Qualified Termination during 2021, such named executive officer would be eligible to receive the following severance benefits under the 2014 Change of Control Plan:

- *Severance payment.* The continuing named executive officer would receive a lump sum cash severance payment in an amount equal to two and one-half times the sum of his base salary and target annual incentive in the case of Mr. McInerney, and two times the sum of his or her base salary and target annual incentive in the case of the other continuing named executive officers, payable within 60 days following termination.

- *Pro rata annual incentive award.* The continuing named executive officer would receive a lump sum cash payment based on the annual incentive award that would have been payable with respect to the fiscal year in which the Qualified Termination occurs (determined based on actual pro rata performance, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at "target"), prorated to the nearest half-month to reflect the portion of the fiscal year that had elapsed prior to the Qualified Termination, and payable within 60 days following termination.

- *Vesting of time-based long-term incentive awards.* Stock options, SARs, RSUs and other cash and stock awards with time-based vesting restrictions held by the continuing named executive officer would become immediately vested as of a Qualified Termination and would remain exercisable until the award's regular expiration date. The continuing named executive officers did not have any unvested stock options or SARs as of December 31, 2021.

- *Vesting of performance-based long-term incentive awards.* Performance-based equity and cash awards held by the continuing named executive officer would become vested and be deemed earned based on actual pro rata performance as of the date of a Qualified Termination, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at "target," prorated to the nearest half-month to reflect the portion of the performance period that had elapsed prior to the Qualified Termination, and payable within 60 days following termination.

- *Payment related to health and life insurance benefits.* The continuing named executive officer would receive a lump sum cash payment, payable within 60 days of the date of termination, equal to the monthly cost of the employer portion to provide the group medical, dental, vision, and/or prescription drug plan benefits the employee had been receiving before the qualified termination, multiplied by 18, and he or she would continue to receive life insurance coverage for 18 months.

- *Retirement plan provisions.* The continuing named executive officer would become fully vested in any funded or unfunded nonqualified pension, retirement or deferred compensation plans in which he or she participates. All continuing named executive officers are already fully vested in the Restoration Plan balances noted above in the 2021 Non-Qualified Deferred Compensation Plans Table as of December 31, 2021.

The 2014 Change of Control Plan provides that in the event the participant would be subject to a 20% excise tax under Section 4999 of the Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the payments and benefits would be reduced to the maximum amount that does not trigger the excise tax, unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

If an executive becomes eligible to receive benefits under the 2014 Change of Control Plan, he or she will not be eligible to receive benefits under the 2015 Severance Plan. Because Mr. Haendiges is not currently eligible to receive benefits under the 2014 Change of Control Plan, in the event of his involuntary termination following a change of control, he would receive benefits under the 2015 Severance Plan.

The following table summarizes the payments and benefits that would have been payable to the continuing named executive officers under the 2014 Change of Control Plan in the event of a Qualified Termination as of December 31, 2021:

Involuntary Termination of Employment Following a Change of Control

	Mr. McInerney	Mr. Sheehan	Mr. Gupta	Mr. Haendiges[1]	Mr. Bobitz
Cash Severance[2]	$ 7,500,000	$ 4,650,000	$ 4,500,000	$ 1,100,000	$ 2,300,000
Pro-Rated Annual Incentive[3]	3,000,000	2,116,000	1,700,000	800,000	765,000
Payments Related to Health Benefits[4]	27,374	37,538	35,566	1,903	47,444
RSU Vesting[5]	—	2,595,430	5,507,858	251,116	860,289
PSU Vesting[6]	16,590,749	4,118,280	2,227,624	240,681	1,508,261
SERP Vesting[7]	—	6,471,331	1,027,890	—	3,335,866
Continued Life Insurance[8]	39,043	19,039	11,056	—	31,200
280G Cut-Back[9]	—	—	(66,631)	—	—
Total	**$27,157,166**	**$20,007,618**	**$14,943,363**	**$2,393,700**	**$8,848,060**

[1] Because Mr. Haendiges is not currently eligible to receive benefits under the 2014 Change of Control Plan, in the event of his involuntary termination following a change of control, he would receive benefits under the 2015 Severance Plan. Therefore, his benefits under this table follow those under the Involuntary Termination of Employment (Without a Change of Control) table.

[2] Reflects a lump sum cash severance payment, payable within 60 days of the date of termination in an amount equal to two and one-half times the sum of base salary and target annual incentive in the case of Mr. McInerney, and two times base salary plus two times target annual incentive in the case of the other continuing named executive officers.

[3] Reflects lump sum cash payment of the current-year annual incentive award based on actual performance results through the end of 2021. Annual incentive awards under the 2014 Change of Control Plan are determined based on actual pro rata performance, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at "target." These amounts are reported as 2021 compensation in the Summary Compensation Table.

[4] Represents a lump sum cash payment equal to the company cost of 18 months of continued health coverage.

[5] Reflects the aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2021 of $4.05) that would immediately vest as of the executive's termination.

[6] Pursuant to the 2014 Change of Control Plan, 2019–2021, 2020-2022, and 2021–2023 PSUs would become vested and be deemed earned based on actual pro rata performance as of the date of a participant's Qualified Termination, to the extent such performance can be reasonably established in the sole discretion of the Compensation Committee, or otherwise based on an assumed achievement of all relevant performance goals at "target." Amounts in the table above reflect the aggregate value (based on the closing price of Genworth common stock on December 31, 2021 of $4.05) of 2019–2021 PSUs, which would become vested based on actual performance through the end of the performance period, a pro rata payout of 2020–2022 PSUs based on a maximum level of performance and a pro rata payout of 2021–2023 PSUs based on a target level of performance.

[7] Reflects the present value of each participating continuing named executive officer's accumulated benefits under the SERP, as noted in the 2021 Pension Benefits Table, which would become fully vested.

[8] Reflects the estimated value of premium payments for 18 months of continued coverage under the Leadership Life and Executive Life Programs.

[9] If an executive's total parachute payments exceed the 280G threshold amount by less than 10%, then the compensation payable to the executive will be reduced such that the total parachute payments to the executive do not exceed the 280G threshold amount (the amount of any such reduction is referred to as a "280G Cut-Back").

Death or Disability

In the event of death or total disability, continuing named executive officers (or their designated beneficiary) would generally be eligible to receive the following:

- *Long-Term Incentive Awards.* In the event of death: (i) all unvested stock options and SARs would become vested and exercisable; (ii) all unvested RSUs would become vested; and (iii) any unvested PSUs would become vested on a pro rata basis as of the date of termination based on the number of full months elapsed from the inception of the performance period until the date of termination. Furthermore, all such performance-based awards would pay out at the end of the regular performance period based on actual performance. In the event of termination due to total disability, the treatment of outstanding stock options, SARs, RSUs, and PSUs is the same as in the event of death. The continuing named executive officers did not have any unvested stock options or SARs as of December 31, 2021.

- *Annual Incentive.* Continuing named executive officers (or their designated beneficiary) would receive a pro-rated portion of any annual incentive award, based on actual performance results.

- *Retirement Programs.* Executive officers (or their designated beneficiary) would become vested in the SERP benefits shown in the 2021 Pension Benefits Table. All continuing named executive officers are fully vested in the Restoration Plan balance reported in the 2021 Non-Qualified Deferred Compensation Table (which includes the 2022 contribution to the Restoration Plan, based on 2021 compensation) as of December 31, 2021.

- *Life Insurance Programs.* In the event of death, the beneficiary of the continuing named executive officer would receive payments pursuant to the Leadership Life and Executive Life Programs in the form of death benefits. In the event of disability, the continuing named executive officer would receive one year of continued Leadership Life Program premiums.

The following table summarizes the payments and benefits payable to the continuing named executive officers (or their designated beneficiary) in the event of death or total disability as of December 31, 2021:

Death or Disability

	Mr. McInerney		Mr. Sheehan		Mr. Gupta		Mr. Haendiges		Mr. Bobitz	
	Death	Disability	Death	Disability	Death	Disability	Death	Disability	Death	Disability
RSU Vesting[1]	$ —	$ —	$ 2,595,430	$ 2,595,430	$ 5,507,858	$ 5,507,858	$ 753,349	$ 753,349	$ 860,289	$ 860,289
PSU Vesting[2]	16,590,749	16,590,749	4,118,280	4,118,280	2,227,624	2,227,624	240,681	240,681	1,508,261	1,508,261
Pro-Rated Annual Incentive Award[3]	3,000,000	3,000,000	2,116,000	2,116,000	1,700,000	1,700,000	800,000	800,000	765,000	765,000
SERP Vesting[4]	—	—	6,471,331	6,471,331	1,027,890	1,027,890	—	—	3,335,866	3,335,866
Leadership Life Program[5]	2,000,000	19,680	2,000,000	7,725	2,000,000	3,248	1,802,400	12,341	2,000,000	16,133
Executive Life Program[6]	1,746,725	—	1,785,395	—	1,734,605	—	1,724,138	—	1,746,725	—
Total	$23,337,474	$19,610,429	$19,086,436	$15,308,766	$14,197,977	$10,466,620	$5,320,568	$1,806,371	$10,216,141	$6,485,549

[1] Reflects the aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2021 at $4.05) which would immediately vest as of the executive's death or total disability.

[2] Reflects a payout of 2019-2021 PSUs based on actual amounts awarded, a pro rata payout of 2020-2022 PSUs based on a maximum level of performance, and a pro rata payout of 2021-2023 PSUs based on a target level of performance.

[3] Reflects an annual incentive award based on actual performance results through the end of 2021. Annual incentive awards upon death or disability are determined based on actual pro rata performance. These amounts are reported as 2021 compensation in the Summary Compensation Table.

[4] Reflects the present value of each participating continuing named executive officer's accumulated benefits under the SERP, as noted in the 2021 Pension Benefits Table, which would become fully vested.

[5] Represents death benefits payable to the continuing named executive officer's beneficiary in the event of death, or the value of one year of continued premium payments in the event of total disability.

(6) Pursuant to the terms of the Executive Life Program, we will use the proceeds from a company-owned life insurance policy to pay the continuing named executive officer's beneficiary a $1 million payment, plus a gross-up on federal and state income taxes related to that payment.

Retirement

Each of our executive benefit and compensation programs has varying retirement definitions. Upon a voluntary termination, a retirement-eligible executive would be eligible to receive the following:

- *Retirement Programs.* The current definition of retirement for purposes of the SERP is attainment of age 60 with five years of service. As described above, participants in the SERP may partially vest sooner after they reach age 55 and have earned five years of "future service" (i.e., service occurring after December 31, 2015) based on a scale ranging from 50% at age 55 and increasing by 10% each year until the participant reaches full vesting at age 60. The SERP was closed to new participants effective January 1, 2010; therefore, Messrs. McInerney and Haendiges are not eligible for our SERP. The Restoration Plan currently vests upon termination if the participant is at least age 60 with respect to the Restoration 401(k) Savings and Restoration Retirement Account Feature account balances, and after age 60 with five years of service with respect to any Supplemental Contribution account balance. The Supplemental Contribution was closed to new participants after December 31, 2015 and was eliminated entirely effective December 31, 2020.

  As described above, the Restoration Plan may also become vested after attaining three years of "future service" (i.e., service occurring after December 31, 2015) with respect to the Restoration 401(k) Savings Feature and Restoration Retirement Account Feature. Benefits will be paid from the Restoration Plan in 10 annual installments if the account balance is $50,000 or more at retirement or paid in a lump sum if the account balance is less than $50,000 at retirement.

- *Life Insurance Programs.* The definition of retirement under the Leadership Life Program is age 60 with 10 years of service. If this eligibility is met, we will continue to pay Leadership Life Program premiums until the later of age 65 or until a total of 10 annual premium payments have been made. For participants under the Executive Life Program prior to January 1, 2007, we will continue to pay the premium if the executive retires at age 60 with 10 years of service. For participants who joined the Executive Life Program after January 1, 2007, coverage will cease at termination.

- *Long-Term Incentive Awards.* All unvested stock option, SAR and RSU awards would immediately vest and become exercisable if the participant is at least age 60 with five years of service at retirement. PSUs would become vested on a pro rata basis as of the date of termination based on the number of full months elapsed from the inception of the performance period until the date of termination, based on actual performance for the entire performance period.

Retirement

Mr. McInerney was the only named executive officer eligible for retirement under definitions of retirement for many of the plans in 2021. He became fully vested in the Restoration Plan balance noted in the Non-Qualified Deferred Compensation Table above upon meeting the required age and service requirements. Assuming retirement on December 31, 2021, Mr. McInerney would have been eligible to receive the following payments and benefits:

	Mr. McInerney
PSU Vesting[1]	$ 16,590,749
Pro-Rated Annual Incentive Award[2]	$ 3,000,000
Total	**$19,590,749**

(1) Based on current progress towards goals, the table reflects a payout of 2019-2021 PSUs based on actual amounts awarded, a pro-rata payout of 2020-2022 PSUs based on a maximum level of performance and a pro-rata payout of 2021-2023 PSUs based on a target level of performance (in each case based on the closing price of Genworth common stock on December 31, 2021 of $4.05).

(2) Reflects an annual incentive award based on actual performance results through the end of 2021. Annual incentive awards upon retirement are determined based on actual pro rata performance. These amounts are reported as 2021 compensation in the Summary Compensation Table.

Separation Benefits to our Former Chief Operating Officer

Following a restructuring that eliminated the Chief Operating Officer position, Kevin Schneider resigned as Chief Operating Officer of the company effective January 26, 2021. Mr. Schneider remained employed by the company in an advisory role through May 31, 2021.

Following his resignation, we entered into a separation agreement with Mr. Schneider. In consideration of a general release of any claims against us and certain related parties, as well as the agreement to certain restrictive covenants, Mr. Schneider received the payments and benefits he was eligible for pursuant to the terms of the company's 2015 Severance Plan, including: a cash severance payment of $1,875,000; a pro-rated annual incentive payment of $468,750; payments related to health benefits of $51,374; and accelerated RSU vesting with an aggregate value of $753,719. In addition, pursuant to the terms of the 2015 Severance Plan, his outstanding 2019-2021 and 2020-2022 PSUs will be prorated following the Compensation Committee's certification of performance for each award, based on the number of months he was employed during the performance periods, and Mr. Schneider became fully vested in the SERP.

CEO Pay Ratio

The CEO pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

We determined that as of December 31, 2021, our total number of U.S. employees was 2,421 and our total number of non-U.S. employees was 78. To determine our median employee, we excluded all 78 non-U.S. employees (41 in Mexico, 36 in India and one in Hong Kong) as the total number of non-U.S. employees was less than 5% of our total employee population.

To determine our median employee pay, we chose the sum of base salary and target annual incentive as our consistently applied compensation measure. For hourly employees, we used their anticipated hours worked to determine annual base pay. Using this methodology, and after ranking all included employees by this measurement, last year we identified the median employee for 2021, and calculated their total annual compensation.

This median employee's total annual compensation for 2021 was $104,888. The annual total compensation of our CEO for 2021, as shown in the Summary Compensation Table, was $8,499,379. Accordingly, the ratio of CEO pay to median employee pay was 81:1.

Audit Matters

Proposal 3

Ratification of the Selection of KPMG LLP as the Independent Registered Public Accounting Firm for 2022

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our consolidated financial statements and to attest to the effectiveness of our internal control over financial reporting. The Audit Committee has selected KPMG LLP ("KPMG") as our independent registered public accounting firm for 2022. KPMG has served continuously as our independent auditor in connection with and since our initial public offering in 2004. KPMG is a registered public accounting firm with the Public Company Accounting Oversight Board ("PCAOB"), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB.

The Audit Committee recognizes the importance of maintaining the independence of the company's independent auditor, both in fact and appearance. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditor. In addition, the Audit Committee has adopted restrictions on our hiring of a KPMG partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other persons having responsibility for providing audit assurance on any aspect of their certification of the company's financial statements. The committee also requires the lead KPMG partner assigned to our audit to be rotated at least every five years. The Audit Committee and its chair are directly involved in the selection of the new lead partner.

Each year, the Audit Committee evaluates the qualifications, performance and independence of the company's independent auditor and determines whether to re-engage the current independent auditor for the following year. In doing so, the Audit Committee considers, among other things: (i) external data relating to audit quality and performance, including recent PCAOB reports on KPMG and its peer firms; (ii) KPMG's tenure as our independent auditor and its familiarity with our operations and businesses, accounting policies and practices and internal control over financial reporting; (iii) the quality and efficiency of the services provided by the auditors, the auditors' capabilities and technical expertise; and (iv) KPMG's independence.

Based on this evaluation, the members of the Audit Committee and our Board of Directors believe that the continued retention of KPMG is in the best interests of the company and our stockholders.

KPMG representatives are expected to attend the 2022 Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

We are asking our stockholders to ratify the selection of KPMG as our independent registered public accounting firm. Although ratification is not required by our certificate of incorporation or Bylaws or otherwise, the Board is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

✔ The Board of Directors recommends that Stockholders vote FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year 2022.

Engagement of Independent Registered Public Accounting Firm

Upon the approval of the Audit Committee, Genworth retained KPMG to audit our consolidated financial statements for 2021 and to attest to the effectiveness of the company's internal control over financial reporting. In addition, Genworth retained KPMG, as well as other accounting firms, to provide other accounting and advisory services in 2021.

Approval of Audit and Non-Audit Services

We understand the need for KPMG to maintain objectivity and independence in its audit of our consolidated financial statements. As required by the Audit Committee's charter and applicable SEC and PCAOB rules and regulations, the Audit Committee pre-approves all audit, audit-related, tax and other permitted non-audit services performed by KPMG, including the amount of fees payable for such services, to ensure that the provision of such services does not impair KPMG's independence. The Audit Committee may not delegate this responsibility to management. Certain audit and audit-related services and fees are pre-approved by the Audit Committee on an annual basis in connection with the engagement of KPMG as the company's independent registered public accounting firm for the fiscal year. Other audit, audit-related and permitted non-audit services have been pre-approved by the Audit Committee pursuant to our Audit Committee's Key Practices and are subject to fee caps. Any other audit, audit-related and permitted non-audit services and all tax services must be specifically pre-approved by the Audit Committee.

Auditor Fees

The aggregate fees billed by KPMG in 2021 and 2020 for professional services rendered were:

Type of Fees	2021	2020
	(in millions)	
Audit Fees[1]	$ 8.3	$ 8.8
Audit-Related Fees[2]	1.6	1.5
Tax Fees[3]	—	—
All Other Fees[4]	0.1	0.1
Total	$10.0	$10.4

[1] Fees for services to perform an audit or review in accordance with either the standards of the PCAOB or similar bodies in other countries, or generally accepted auditing standards and services that generally only Genworth's independent registered public accounting firm can reasonably provide, such as the audit of Genworth's consolidated financial statements included in public offerings or filings, the review of the financial statements included in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and for services that are normally provided by accountants in connection with statutory and regulatory filings or engagements.

[2] Fees for assurance and related services that are traditionally performed by Genworth's independent registered public accounting firm, such as audit and related services for employee benefit plan audits, internal control reviews, document production requests, attest services not required by statute or regulation, including Enact IPO related attest services, activities and comfort letters, and consultation concerning financial accounting and reporting standards.

[3] Fees for tax compliance, consultation and planning services. Tax compliance generally involves preparation of original and amended tax returns, claims for refunds, tax payment planning services and assistance with tax audits and filing appeals and totaled $3,600 for 2021 and $3,535 for 2020. Tax consultation and tax planning encompass a diverse range of services, including assistance in connection with tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities and totaled $0 for 2021 and 2020.

[4] Fees not considered audit or audit-related, such as the actuarial services.

Report of the Audit Committee

We have reviewed and discussed the company's audited financial statements and management's annual report on internal control over financial reporting with management, which has primary responsibility for the financial statements and related internal controls. KPMG LLP ("KPMG"), the company's independent registered public accounting firm for 2021, is responsible for expressing an opinion on the conformity of the company's audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the company's internal control over financial reporting. The committee has discussed with KPMG the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and the U.S. Securities and Exchange Commission (the "SEC"). The committee has received the written disclosures and letters from KPMG in accordance with PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence,* regarding the independent accountant's communications with the audit committee concerning independence, and the committee discussed with KPMG its independence. The committee also concluded that KPMG's provision of audit and non-audit services to the company and its affiliates is compatible with KPMG's independence.

Based on the review and discussions referred to above, the committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for filing with the SEC. This report is provided by the following independent directors, who constitute the committee:

Robert P. Restrepo Jr., Chair
Karen E. Dyson
Melina E. Higgins
Debra J. Perry

Information About Our Stock

Ownership of Genworth Common Stock

The following table sets forth information as of March 23, 2022, except as indicated in the footnotes to the table, regarding the beneficial ownership of our common stock by:

- all persons (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by us to own beneficially more than 5% of any class of our common stock (based on the most recently available information filed with the SEC);
- the named executive officers included in the 2021 Summary Compensation Table above;
- each of our current directors and the Board's director nominees; and
- all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to the table, each of the directors, and executive officers possesses sole voting and investment power with respect to all shares set forth opposite his or her name. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the conversion of RSUs held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of March 23, 2022, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of any other stockholder. As of March 23, 2022, there were 510,096,390 shares of common stock outstanding and no shares of any other class of voting securities outstanding.

The address of each director and executive officer listed below is c/o Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230.

| | Beneficial Ownership | | |
| | Number of | | Other Non-Management |
Name of Beneficial Owner	Shares	Percentage	Director Stock-Based Holdings[1]
BlackRock, Inc.[2]	72,937,368	14.4%	
The Vanguard Group, Inc.[3]	55,360,357	10.9%	
Thomas J. McInerney	4,039,625	*	
Daniel J. Sheehan IV[4]	1,522,651	*	
Rohit Gupta[4]	443,166	*	
Brian Haendiges[4]	63,450	*	
Ward E. Bobitz[4]	496,563	*	
Kevin D. Schneider[5]	268,097	*	
G. Kent Conrad	—	—	222,832
Karen E. Dyson	—	—	31,961
Jill R. Goodman	—	—	29,311
Melina E. Higgins	—	—	236,913
Howard D. Mills	—	—	29,311
Debra J. Perry	—	—	151,403
Robert P. Restrepo Jr.	50,000	*	151,403
Elaine A. Sarsynski[6]	—	—	—
Ramsey D. Smith	—	—	29,311
All directors and executive officers as a group (15 persons)[7]	6,208,293	1.2%	

* Less than 1%.

(1) Represents DSUs held by the non-management directors that settle in shares of common stock beginning one year after the director leaves the Board in a single payment or in payments over 10 years, at the election of the director, or earlier upon the death of the director. See the *Compensation of Directors* section for more information regarding DSUs.

(2) Information obtained solely by reference to the Schedule 13G/A filed with the SEC on January 28, 2022, by BlackRock, Inc. ("BlackRock"). BlackRock reported that it has sole power to vote or direct the vote of 71,767,462 shares and that it has sole power to dispose or to direct the disposition of 72,937,368 shares. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(3) Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 10, 2022, by The Vanguard Group, Inc. ("Vanguard"). Vanguard reported that it has sole power to vote or direct the vote of 0 shares that it beneficially owns, and has shared power to vote or direct to vote of 499,947 shares, and that it has sole power to dispose or to direct the disposition of 54,447,527 shares and has shared power to dispose or to direct the disposition of 912,830 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(4) Includes shares of common stock issuable upon conversion of RSUs that are scheduled to vest in the 60-day period following the date of this table, as follows: for Mr. Sheehan, 303,465; for Mr. Gupta, 195,136; for Mr. Haendiges, 62,004; and for Mr. Bobitz, 104,498.

(5) Following a restructuring that eliminated the Chief Operating Officer role effective January 26, 2021, Mr. Schneider remained employed with the company in an advisory role through May 31, 2021.

(6) Elected to the Board of Directors on March 23, 2022.

(7) Represents ownership by all current directors and executive officers, including 603,065 shares of common stock issuable upon conversion of RSUs that are scheduled to vest in the 60-day period following the date of this table.

Ownership of Public Company Genworth Subsidiary

Enact Holdings, Inc.

In September 2021, Enact, our indirect, majority-owned subsidiary, completed an initial public offering of its common shares. As of March 23, 2022, Genworth beneficially owned approximately 81.6% of the common shares of Enact. The following table sets forth information as of March 23, 2022, regarding the beneficial ownership of the common shares of Enact by our directors and named executive officers and all of our current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. The directors and executive officers that hold Enact common shares possess sole voting and investment power with respect to all shares set forth by their name. As of March 23, 2022, there were 162,841,204 common shares of Enact outstanding and no shares of any other class of voting securities outstanding.

Name of Beneficial Owner	Beneficial Ownership	
	Number of Shares	Percentage
Thomas J. McInerney	—	—
Daniel J. Sheehan IV	50,000	*
Rohit Gupta	36,750	*
Brian Haendiges	—	—
Ward E. Bobitz	7,000	*
Kevin D. Schneider	—	—
G. Kent Conrad	—	—
Karen E. Dyson	1,000	*
Jill R. Goodman	1,300	—
Melina E. Higgins	25,000	—
Howard D. Mills	—	—
Debra J. Perry	1,000	—
Robert P. Restrepo Jr.	25,000	*
Elaine A. Sarsynski(1)	—	—
Ramsey D. Smith	—	—
All directors and executive officers as a group (15 persons)(2)	155,050	*

* Less than 1%.

(1) Elected to the Board of Directors on March 23, 2022.

(2) Represents ownership by all current directors and executive officers.

Equity Compensation Plan Information

The following table gives information as of December 31, 2021 about common stock that may be issued under all of our existing equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))[4]
Equity Compensation Plans Approved by Stockholders[1]	19,164,012	$9.50	28,346,072

[1] 2004 Genworth Financial, Inc. Omnibus Incentive Plan, 2012 Genworth Financial, Inc. Omnibus Incentive Plan, 2018 Genworth Financial, Inc. Omnibus Incentive Plan and 2021 Genworth Financial, Inc. Omnibus Incentive Plan.

[2] Includes shares issuable pursuant to the exercise or conversion of SARs, RSUs, PSUs and DSUs. The number of shares issuable upon exercise of SARs is calculated based on the excess, if any, of the closing price of our common stock on December 31, 2021 of $4.05 over the base price of the SARs. The number of shares issuable upon conversion of PSUs is calculated based on maximum payout levels until the performance period closes and the award settles.

[3] Calculation of weighted-average exercise price of outstanding awards includes SARs (which are exercisable for shares of common stock for no consideration) and stock options, but does not include RSUs, PSUs and DSUs that convert to shares of common stock for no consideration. There are no stock options outstanding. The weighted-average base price of outstanding SARs is $9.50.

[4] Reflects shares reserved and available for future issuance under the 2021 Genworth Financial, Inc. Omnibus Incentive Plan. Under the Plan, each stock option and SAR counts as one share against the share reserve, and each full-value award counts as 1.25 shares against the share reserve. Accordingly, a total of approximately 22,676,857 shares are available for issuance pursuant to grants to full-value stock awards.

Background of Solicitation

The following description is a summary of certain events in connection with Mr. Scott Klarquist's nomination of himself as a candidate for election to the Board of Directors at the 2022 Annual Meeting.

On February 2, 2022, Mr. Klarquist delivered a purported notice of his intent to nominate himself as a candidate for election to the Board at the 2022 Annual Meeting (the "Nomination Notice"). In the Nomination Notice, Mr. Klarquist stated that he owned of record 100 shares of the company's Class A Common Stock.

On February 11, 2022, the company delivered notice to Mr. Klarquist that his Nomination Notice did not comply with the requirements for notices of director nominations contained in the company's bylaws. The company also provided the company's standard directors' and officers' questionnaire, which had been requested by Mr. Klarquist in his February 2 letter.

On February 14, 2022, Mr. Klarquist provided the company with supplemental information regarding his Nomination Notice.

On February 15, 2022, the company informed Mr. Klarquist that his Nomination Notice, as supplemented, continued to not comply with the requirements for notices of director nominations contained in the company's bylaws.

On February 16, 2022, Mr. Klarquist provided the company with supplemental information regarding his Nomination Notice and a completed directors' and officers' questionnaire.

At the meetings on February 11, 2022 and February 16, 2022, the Nominating and Corporate Governance Committee of the Board reviewed Mr. Klarquist's potential candidacy. After a review of the information provided by Mr. Klarquist and after consultation with a leading search firm, the Nominating and Corporate Governance Committee unanimously determined on February 16, 2022 not to recommend his name for election to the Board at the 2022 Annual Meeting. The Nominating and Corporate Governance Committee subsequently reported this information to the full Board of Directors.

On March 2, 2022, the company informed Mr. Klarquist that the Nominating and Corporate Governance Committee had determined not to recommend his name for election to the Board and that the company intended to disclose the Nomination Notice in this Proxy Statement.

On March 11, 2022, contrary to his prior representations in the Nomination Notice, as supplemented, Mr. Klarquist informed the company that he intended to solicit proxies from certain of the company's stockholders.

On March 14, 2022, Mr. Klarquist submitted a books and records demand pursuant to Section 220 of the Delaware General Corporation Law (the "Books and Records Demand") and notified the company that he had acquired 10,000 shares of the company's Class A Common Stock.

On March 18, 2022, in yet another change to his intention to solicit stockholders, Mr. Klarquist informed the company that he intended to solicit stockholders to vote against the company's director nominees, rather than in favor of his own candidacy.

On March 21, 2022, the company responded to the Books and Records Demand.

On March 23, 2022, Mr. Klarquist informed the company that he would agree not to solicit any proxies for the 2022 Annual Meeting if the company agreed to provide him with certain books and records at no cost to him.

On March 24, 2022, in light of Mr. Klarquist's March 23, 2022 communication, the company's counsel requested that Mr. Klarquist state the purpose for the Books and Records Demand if he did not intend to solicit proxies and again informed Mr. Klarquist that he would be required to reimburse the company in advance for its out-of-pocket cost incurred in connection with the production of books and records pursuant to the Books and Records Demand. Later on March 24, 2022, Mr. Klarquist responded to the company's counsel that he saw no need to communicate further about the points raised in the counsel's communication.

On March 28, 2022, the company filed a preliminary proxy statement with respect to the 2022 Annual Meeting.

On April 5, 2022, the company filed an amended preliminary proxy statement with respect to the 2022 Annual Meeting.

On April 6, 2022, the company filed this definitive proxy statement with respect to the 2022 Annual Meeting.

On April 6, 2022, Mr. Klarquist filed soliciting material with the SEC that stated he intended to solicit certain stockholders to oppose the election of Karen E. Dyson, Jill R. Goodman, Melina E. Higgins and Robert P. Restrepo Jr. and vote against the advisory vote to approve named executive officer compensation.

Questions and Answers about the 2022 Annual Meeting and Proxy Voting

What matters are to be voted on at the 2022 Annual Meeting?

Genworth intends to present the following proposals for stockholder consideration and voting at the 2022 Annual Meeting:

1. to elect nine directors to serve until the next annual meeting;
2. to approve, on an advisory basis, the compensation of our named executive officers;
3. to ratify the selection of KPMG as our independent registered public accounting firm for 2022; and
4. to transact such other business as may properly come before the 2022 Annual Meeting or any adjournment thereof.

What is the recommendation of the Board of Directors with respect to each proposal?

The Board of Directors recommends votes:

- **FOR** the election of the nine nominees of the Board of Directors, who are named in this Proxy Statement, as directors;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and
- **FOR** the ratification of the selection of KPMG as our independent registered public accounting firm for 2022.

Will any other matters be presented for a vote at the 2022 Annual Meeting?

At this time, we are not aware of any other matters that will be presented for a vote at the 2022 Annual Meeting. However, if another matter were to be properly presented, the proxies would use their own judgment in how to vote on that matter.

Who is entitled to vote at the 2022 Annual Meeting?

All holders of our Class A Common Stock, par value $0.001 (our "common stock"), issued and outstanding at the close of business on March 21, 2022 (the "record date") are entitled to vote at the 2022 Annual Meeting. As of the record date, there were 510,096,390 shares of our common stock issued and outstanding. Each share outstanding on the record date will be entitled to one vote. The list of stockholders entitled to vote at the 2022 Annual Meeting will be available to stockholders during the 2022 Annual Meeting on the virtual meeting site.

How will the Virtual 2022 Annual Meeting be conducted?

The meeting will be conducted virtually and will include management remarks and a question and answer session. All stockholders of record on March 21, 2022 are invited to participate in the meeting. We intend to structure our virtual meeting to provide stockholders similar opportunities to participate as if the meeting were held in person, including the ability to vote shares electronically during the meeting and submit written questions, in advance or during the annual meeting, in accordance with the rules of conduct for the meeting.

The agenda and additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be provided during the meeting on the meeting website.

Only stockholders who enter a valid control number, which was included with your proxy materials, and name will be allowed to vote and submit up to three (3) written questions. Questions relevant to meeting matters will be answered during the meeting as time allows, to emulate an in-person question and answer session. A recording of the entire meeting will be posted on the investor page of our website.

What will I need to attend the 2022 Annual Meeting?

If you are a Genworth stockholder, you may attend the 2022 Annual Meeting, vote, and submit a question during the 2022 Annual Meeting by visiting www.virtualshareholdermeeting.com/GNW2022 and using your 16-digit control number, which was included with your proxy materials, and name to enter the meeting.

How do I vote my shares?

Record Holders. Stockholders of record may vote their shares at the 2022 Annual Meeting, or may submit a proxy to cause their shares to be represented and voted at the 2022 Annual Meeting. Stockholders of record may grant a proxy with respect to their shares by mail, by telephone or by Internet. Granting a proxy by telephone or by Internet will be available through 11:59 p.m. Eastern time on May 18, 2022. Voting instructions appear on your WHITE proxy card. If you grant a proxy by telephone or by Internet, please have your WHITE proxy card available.

Beneficial Holders. If you are the beneficial owner, but not the record owner, of our common stock, you will receive instructions about voting from the bank, broker or other nominee that is the stockholder of record of your shares. Your ability to vote over the Internet or by telephone depends on the voting procedures of your bank, broker or other nominee.

Retirement Plan Holders. If you hold shares of our common stock through the Genworth Retirement and Savings Plan, you will receive instructions about how to direct the trustee of your plan to vote your shares. Please review these voting instructions to determine your ability to vote over the Internet or by telephone.

Proxies or voting instruction forms submitted by mail, telephone or Internet will be voted in the manner indicated by the individuals named on the WHITE proxy or voting instruction form.

What if I sign and return my WHITE proxy or voting instructions but do not specify how to vote my shares?

Record Holders. If you submit a WHITE proxy but do not specify how your shares are to be voted, the proxies will vote your shares:

- **FOR** the election of the nine nominees of the Board of Directors, who are named in this Proxy Statement, as directors;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and
- **FOR** the ratification of the selection of KPMG as our independent registered public accounting firm for 2022.

Beneficial Holders. If you submit a voting instruction form to your bank, broker or other nominee but do not specify how to vote your shares, your shares will be voted in the bank, broker or other nominee's discretion with respect to the ratification of KPMG but such shares will not be voted with respect to the election of directors or the proposal to approve, on an advisory basis, the compensation of our named executive officers.

Retirement Plan Holders. If you hold your shares through the Genworth Retirement and Savings Plan and submit your voting instruction form but do not specify how to vote your shares, the shares credited to your account will be voted by the trustee in the same proportion that it votes shares in other accounts for which it received timely instructions.

May I change or revoke my proxy after it is submitted?

Yes, you may change or revoke your proxy before the 2022 Annual Meeting by:

- subsequently granting a proxy by telephone or by Internet;
- returning a later-dated proxy card;
- sending your notice of revocation to our Corporate Secretary; or
- attending the 2022 Annual Meeting and voting electronically.

If you submit your changed proxy or revocation by telephone or by Internet, it must be received by 11:59 p.m. Eastern time on May 18, 2022. If you submit your changed proxy or revocation by another method specified above, it must be received before the polls close for voting. Attendance at the meeting alone will not revoke a previously submitted proxy.

What is a quorum?

In order for business to be conducted at the 2022 Annual Meeting, a quorum must be present. A quorum will be present if stockholders of record holding a majority in voting power of the outstanding shares of stock entitled to vote at the meeting are present or are represented by proxies.

What vote is required for the items of business at the 2022 Annual Meeting?

Holders of our common stock will vote as a single class and will be entitled to one vote per share with respect to each matter to be presented at the 2022 Annual Meeting.

Election of directors. Under our Bylaws, each of the nominees for director receiving a majority of votes cast by holders of our common stock at the meeting or by proxy shall be elected to our Board of Directors, unless the election is contested, in which case directors will be elected by a plurality of votes properly cast. An election is contested if, as determined by the Board of Directors, the number of nominees exceeds the number of directors to be elected. A majority of votes cast means that the number of votes cast for a director exceeds the number of votes cast against that director, with abstentions and "broker non-votes" counting as votes neither for nor against such director's election. Under our Bylaws, any incumbent director who is a nominee in an uncontested election who does not receive a majority of votes cast must promptly tender his or her resignation from the Board of Directors following the certification of the stockholder vote.

Any resignation so received will not be made effective until it is acted upon by the Board of Directors. The Governance Committee will assess the appropriateness of the nominee continuing to serve as a director and will recommend to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Governance Committee's recommendation and publicly disclose its decision and the reason for the decision. The director resignation procedures set forth in our Bylaws do not apply to contested elections of directors.

At the 2022 Annual Meeting, stockholders will vote on the election of nine directors. The Board of Directors has nominated nine candidates for election. On February 2, 2022, Mr. Scott Klarquist provided notice to the Company of his intent to nominate himself as a candidate for election to the company's Board of Directors at the 2022 Annual Meeting. Thus, the Board of Directors has determined that the election will be contested, and directors will be elected by a plurality of votes properly cast.

Advisory vote to approve named executive officer compensation. The affirmative vote of the holders of a majority of shares of our common stock present at the meeting or by proxy and entitled to vote on the matter is required for the non-binding, advisory vote to approve the compensation of our named executive officers. The vote is advisory, and therefore not binding on the company, the Compensation Committee or our Board of Directors. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

Ratification of the selection of KPMG as our independent registered public accounting firm for 2022. The affirmative vote of the holders of a majority of shares of our common stock present at the meeting or by proxy and entitled to vote on the matter is required for the ratification of the selection of KPMG as our independent registered public accounting firm for 2022.

Other matters. The affirmative vote of the holders of a majority of shares of our common stock present at the meeting or by proxy and entitled to vote on the matter is required for approval of any other matters.

How are abstentions and broker non-votes counted?

Because the election of directors is contested, directors will be elected by a plurality of votes cast, as provided under our Bylaws. Abstentions and withhold votes will not be counted in determining whether a director has received a plurality of the votes cast for his or her election. Abstentions will have the same effect as votes "against" the advisory vote to approve named executive officer compensation and the proposal to ratify the selection of KPMG as our independent registered public accounting firm for 2022.

If a bank, broker or other nominee returns a proxy card indicating that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will be treated as not entitled to vote on that matter. Brokers do not have the discretionary authority to vote on the election of directors. Broker non-votes do not count as votes and, therefore, will not be counted in determining whether a director has received a plurality of the votes cast for his or her election.

Brokers also do not have the discretionary authority to cast an advisory vote on named executive officer compensation. As a result, brokers will not be treated as entitled to vote on this matter and, therefore, will not have any effect on the outcome of the proposal.

The ratification of the selection of KPMG as our independent registered public accounting firm for 2022 is deemed to be a discretionary matter and brokers will be permitted to vote uninstructed shares as to such matter so long as such broker has not provided such stockholder with competing proxy materials (in addition to the company's proxy materials). If a broker has provided a stockholder with competing proxy materials (in addition to the company's proxy materials), the broker will not be permitted to vote such stockholder's uninstructed shares as to any matter before the 2022 Annual Meeting.

Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present.

Who counts the votes?

The Board will continue, as it has in past years, to retain an independent tabulator to receive and tabulate the proxies and appoint an independent inspector of election to certify the results.

What are the costs for soliciting proxies for the 2022 Annual Meeting?

Proxies will be solicited on behalf of the Board of Directors by mail, telephone, or other electronic means and we will pay the solicitation costs. In addition to soliciting proxies by mail, our directors, the Board's director nominees, certain executive officers, and certain regular employees may solicit proxies on behalf of the Board, without additional compensation, personally or by telephone. The regular employees will be administrative personnel. Copies of proxy materials and of the 2021 Annual Report (as defined below) will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and we will reimburse such record holders for their reasonable expenses. Georgeson Inc. has been retained to assist in soliciting proxies at a fee of $20,000, plus distribution costs and other costs and expenses.

The company has agreed to indemnify Georgeson against certain losses arising out of, or relating to, the engagement. Georgeson expects that approximately 25 of its employees will assist in the solicitation. Our aggregate expenses, including those of Georgeson, our outside legal counsel and other outside advisors, related to our solicitation of proxies in excess of expenses normally spent for an annual meeting of stockholders in which there is not a proxy contest and salaries and wages of our regular employees and officers, are expected to be approximately $75,000, of which approximately $55,000 has been incurred as of the date of the Proxy Statement.

What is the deadline for submission of stockholder proposals for the 2023 Annual Meeting?

The rules of the SEC establish the eligibility requirements and the procedures that must be followed for a stockholder's proposal to be included in a public company's proxy materials. Pursuant to those rules, any proposal for inclusion in Genworth's proxy materials for an annual meeting held in 2023 (the "2023 Annual Meeting") must be received at our principal executive offices on or before December 7, 2022.

In addition, our Bylaws establish an advance notice procedure with regard to director nominations and other business proposals by stockholders intended to be presented at our 2023 Annual Meeting. For these nominations or other business proposals to be properly brought before the meeting by a stockholder, assuming the 2023 Annual Meeting occurs on a date that is not more than 30 days before or 70 days after the anniversary of the 2022 Annual Meeting, the stockholder must deliver written notice to us not later than the close of business on February 18, 2023 nor earlier than the close of business on January 19, 2023. Such nominations and other business proposals must comply with all requirements set forth in our Bylaws. Our Bylaws provide that business proposals that comply with all rules and requirements of the SEC and are included in our proxy statement are deemed to comply with the advance notice procedures in our Bylaws.

In addition to satisfying the foregoing requirements with respect to director nominations, to comply with the SEC's universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 20, 2023.

All notices of intention to present director nominations or other business proposals at the 2023 Annual Meeting, whether or not intended to be included in our proxy materials, should be addressed to: Corporate Secretary, Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230.

Where can I find the voting results of the 2022 Annual Meeting?

The preliminary voting results are expected to be announced at the 2022 Annual Meeting. In addition, within four business days following the 2022 Annual Meeting, we intend to file the final voting results with the SEC on a Form 8-K. If the final voting results have not been certified within that four-day period, we will report the preliminary voting results on Form 8-K at that time and will file an amendment to the Form 8-K to report the final voting results within four business days of the date that the final results are certified. The final voting results will also be posted in the corporate governance section of our website. To view the results, go to www.genworth.com, select "Investors," then select "Corporate Governance" and finally select "2022 Annual Meeting Results."

How is Scott Klarquist involved in the 2022 Annual Meeting?

On February 2, 2022, Mr. Scott Klarquist provided notice to the company of his intent to nominate himself as a candidate for election to the company's Board of Directors at the 2022 Annual Meeting. According to statements made in materials filed by Mr. Klarquist with the SEC on April 6, 2022, he is the beneficial owner of 30,100 shares of the company's Class A Common Stock. You may receive proxy solicitation materials from Mr. Klarquist. We are not responsible for the accuracy of any information contained in any solicitation materials filed or disseminated by, or on behalf of, Mr. Klarquist or any other statements that he may otherwise make.

The Board of Directors unanimously recommends that you vote FOR each of the Board's director nominees to be elected and vote in accordance with the Board's recommendations on each other proposal before the 2022 Annual Meeting, as described in this Proxy Statement and your WHITE proxy card. The Board also urges you to disregard any materials, and not to sign, return or vote on any proxy card that may be sent to you by or on behalf of Mr. Klarquist. If you have already voted on a proxy card sent to you by Mr. Klarquist you can revoke it by subsequently granting a proxy by telephone or Internet, by returning a later-dated proxy card, by sending your notice of revocation to our Corporate Secretary, or by attending the 2022 Annual Meeting and voting electronically. Only your latest dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the 2022 Annual Meeting.

May I request electronic delivery of proxy statements and annual reports in the future?

Stockholders of record may elect to receive future proxy statements and annual reports electronically by providing consent to electronic delivery online at www.proxyvote.com. Should you choose to receive your proxy materials electronically, your choice will remain in effect until you notify Genworth or Broadridge Financial Solutions, Inc., in accordance with applicable law, that you wish to resume mail delivery of these documents. If you hold your Genworth common stock through a bank, broker or other nominee, refer to the information provided by that entity for instructions on how to receive your proxy materials electronically.

Where can I view this Proxy Statement and Genworth's 2021 Annual Report electronically?

This Proxy Statement and Genworth's 2021 Annual Report may be viewed online at www.proxyvote.com.

How can I get a copy of Genworth's Annual Report on Form 10-K?

To obtain a copy of Genworth's 2021 Annual Report, which includes our Form 10-K for the fiscal year ended December 31, 2021, without charge, address your request to Investor Relations, Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230. In addition, the 2021 Annual Report may be accessed at our website. To view, go to www.genworth.com, select "Investors," then select "SEC Filings" and finally select "Annual Reports." Our Form 10-K for the fiscal year ended December 31, 2021 also may be accessed at the SEC's website at www.sec.gov.

Other Information

Participants in the Solicitation

Under applicable regulations of the SEC, each of the Board's directors and director nominees, and certain of our executive officers, are "participants" in this proxy solicitation on behalf of the Board. For more information about the Board's directors and directors nominees, please see *Genworth Board of Directors—Board's Nominees* beginning on page 15 of the Proxy Statement. For more information about our executive officers who are "participants", please see *Compensation Discussion and Analysis—Named Executive Officers* beginning on page 41 of the Proxy Statement. Additional information relating to the Board's directors and director nominees as well as certain of our executive officers who are considered "participants" in our solicitation under the rules of the SEC by reason of their position as directors and director nominees of the company or because they may be soliciting proxies on our behalf is attached to the Proxy Statement as Appendix A. Other than the persons described in the Proxy Statement, no regular employees of the company have been or are to be employed to solicit stockholders in connection with this proxy solicitation. However, in the course of their regular duties, certain administrative personnel may be asked to perform clerical or ministerial tasks in furtherance of this solicitation.

Voting

Your vote is important. We encourage you to participate in the 2022 Annual Meeting, either by attending and voting or by voting through other acceptable means. Whether or not you plan to attend the 2022 Annual Meeting, please take the time to vote your shares as soon as possible. You can ensure that your shares are voted at the meeting by submitting your proxy by telephone, by Internet or by completing, signing, dating and returning the WHITE proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). Submitting your proxy by any of these methods will not affect your right to attend the meeting and vote. A stockholder who gives a proxy may revoke it by voting at the 2022 Annual Meeting, by delivering a subsequent proxy or by notifying Genworth's Corporate Secretary in writing of such revocation. Attendance at the meeting alone will not revoke a previously submitted proxy.

Each share of Class A Common Stock issued and outstanding as of the record date is entitled to one vote for each director nominee and one vote for each of the other proposals properly presented at the meeting. Your vote is important, and we urge you to vote.

Meeting Admission

If you plan to attend the 2022 Annual Meeting, please follow the instructions beginning on page 87 of the accompanying Proxy Statement.

2021 Annual Report

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the "2021 Annual Report") accompanies this Proxy Statement.

Date of Distribution

This Proxy Statement is furnished in connection with the solicitation of proxies by Genworth on behalf of the Board of Directors for the 2022 Annual Meeting. The Notice of 2022 Annual Meeting of Stockholders, the Proxy Statement and WHITE proxy card are first being made available or mailed to stockholders on or about April 6, 2022.

Internet Availability of Proxy Materials

We are making this Proxy Statement and our 2021 Annual Report available to our stockholders on the Internet. We mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including this Proxy Statement and our 2021 Annual Report. The Notice of Internet Availability of Proxy Materials also provides instructions on how to vote online, by mail or by telephone. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request these materials.

Other stockholders, in accordance with their prior requests, have received e-mail notification of how to access our proxy materials and vote online, or have been mailed paper copies of our proxy materials and a WHITE proxy card (or a voting instruction form from their broker, bank or other nominee).

Internet distribution of proxy materials is designed to expedite receipt by stockholders, lower the costs associated with our 2022 Annual Meeting, and reduce the environmental impact of our 2022 Annual Meeting. However, if you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials contained on the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.



Appendix A:

Additional Information Regarding Participants in the Solicitation

Under applicable SEC rules and regulations, members of the Board, the Board's nominees, and certain officers of the company are "participants" with respect to the Board's solicitation of proxies in connection with the 2022 Annual Meeting. The following sets forth certain information about such persons (the "Participants").

Directors and Nominees

For more information on the names and present principal occupations of the company's directors and the Board's director nominees, please see *Genworth Board of Directors—Board's Nominees* beginning on page 15 of the Proxy Statement.

Other than as set forth in this Appendix A or elsewhere in the Proxy Statement, the business address for the company's directors and director nominees is c/o Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230.

Officers

The executive officers of the company who are Participants are Thomas J. McInerney and Daniel J. Sheehan IV. For information on the principal occupations of these Participants who are our named executive officers, please see *Compensation Discussion and Analysis—Named Executive Officers* beginning on page 41 of the Proxy Statement.

Other than as set forth in this Appendix A or elsewhere in the Proxy Statement, the business address for the company's officers is c/o Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230.

Information Regarding Ownership of the Company's Securities by Participants

For information on the number of the company's securities beneficially owned by each Participant who is one of the company's directors, director nominees or executive officers, please see *Information About Our Stock—Ownership of Genworth Common Stock* beginning on page 82 of the Proxy Statement.

Information Regarding Transactions in the Company's Securities by Participants

The following table sets forth information regarding purchases and sales of the company's securities by each Participant during the period from March 1, 2020 through April 6, 2022. No part of the purchase price or market value of these securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Transaction Date	Number of Securities	Transaction Description
Sen. Conrad	03/31/2020	8,848.455	4
	06/30/2020	12,093.34	4
	09/30/2020	9,058.205	4
	03/31/2021	10,507.622	4
	06/30/2021	8,821.503	4
	09/30/2021	10,383.497	4
	12/31/2021	287.378	4
	03/31/2022	9,907.53	4
Lt. Gen. Dyson	12/31/2020	1,961.897	4
	03/31/2021	10,507.622	4
	06/30/2021	8,821.503	4
	09/30/2021	10,383.497	4
	12/31/2021	287.378	4
	03/31/2022	9,907.53	4

Appendix A

Name	Transaction Date	Number of Securities	Transaction Description
Ms. Goodman	03/31/2021	817.259	4
	06/30/2021	8,821.503	4
	09/30/2021	10,383.497	4
	12/31/2021	9,289.076	4
	03/31/2022	9,907.53	4
Ms. Higgins	03/31/2020	8,848.455	4
	06/30/2020	12,093.34	4
	09/30/2020	9,058.205	4
	03/31/2021	10,507.622	4
	06/30/2021	12,159.224	4
	09/30/2021	18,690.295	4
	12/31/2021	7,718.639	4
	03/31/2022	17,833.554	4
Mr. McInerney	03/13/2020	184,666	5
	03/13/2020	78,945	7
	05/22/2020	246,333	5
	05/22/2020	105,308	7
	03/15/2021	1,364,686	6
	03/15/2021	615,475	7
	05/21/2021	246,333	5
	05/21/2021	105,308	7
	11/15/2021	150,000	2
	02/22/2022	150,000	2
	03/01/2022	2,229,730	6
	03/01/2022	1,005,609	7
Mr. Mills	03/31/2021	817.259	4
	06/30/2021	8,821.503	4
	09/30/2021	10,383.497	4
	12/31/2021	9,289.076	4
	03/31/2022	9,907.53	4
Ms. Perry	03/31/2020	8,848.455	4
	06/30/2020	12,093.34	4
	09/30/2020	9,058.205	4
	03/31/2021	10,507.622	4
	06/30/2021	8,821.503	4
	09/30/2021	10,383.497	4
	12/31/2021	287.378	4
	03/31/2022	9,907.53	4

Name	Transaction Date	Number of Securities	Transaction Description
Mr. Restrepo	03/31/2020	8,848.455	4
	06/30/2020	12,093.34	4
	09/30/2020	9,058.205	4
	03/31/2021	10,507.622	4
	06/30/2021	8,821.503	4
	09/30/2021	10,383.497	4
	12/31/2021	287.378	4
	02/04/2022	50,000	1
	03/31/2022	9,907.53	4
Ms. Sarsynski	03/31/2022	1,783.355	4
Mr. Sheehan	03/13/2020	67,333	5
	03/13/2020	31,203	7
	04/07/2020	268,097	3
	05/15/2020	90,090	5
	05/15/2020	41,748	7
	03/25/2021	372,024	3
	04/07/2021	89,365	5
	04/07/2021	41,412	7
	05/14/2021	90,090	5
	05/14/2021	41,748	7
	02/17/2022	308,642	3
	03/01/2022	540,542	6
	03/01/2022	250,488	7
	03/25/2022	124,008	5
	03/25/2022	57,466	7
Mr. Smith	03/31/2021	817.259	4
	06/30/2021	8,821.503	4
	09/30/2021	10,383.497	4
	12/31/2021	9,289.076	4
	03/31/2022	9,907.53	4

Transaction Descriptions:

1. Open market or private purchase
2. Open market or private sale
3. Grant of RSUs to an officer (including unvested RSUs)
4. Grant of Deferred Stock Units as a portion of annual fee retainer to non-employee directors
5. Settling of vested RSUs
6. Settling of vested PSUs
7. Shares withheld to satisfy tax withholding obligations in connection with the net settlement of RSUs or PSUs

Miscellaneous Information Concerning Participants

Each of the company's directors and officers is entitled to indemnification under our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. In addition, the company has entered into indemnification agreements with each of its current directors and executive officers.

Other than as set forth in this Appendix A or elsewhere in the Proxy Statement and based on the information provided by each Participant:

1. no Participant or associate of any Participant beneficially owns, directly or indirectly, or owns of record but not beneficially, any shares of our common stock or other securities of the company or any parent or subsidiary of the company;

2. no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2022 Annual Meeting other than an interest, if any, as a stockholder of the company or, with respect to a director nominee, as a nominee for director; and

3. no Participant has purchased or sold any securities of the company within the past two years.

In addition, neither the company nor any of the Participants is now or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of the company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as set forth in this Appendix A or elsewhere in the Proxy Statement and based on the information provided by each Participant, neither the company nor any of the Participants or any of their associates have (i) any arrangements or understandings with any person with respect to any future employment by the company or any of its affiliates or with respect to any future transactions to which the company or any of its affiliates will or may be a party, or (ii) a direct or indirect material interest in any transaction or series of similar transactions since January 1, 2021 or any currently proposed transactions, or series of similar transactions, in which the company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $120,000.

There are no material proceedings to which the Participants or any of their associates is a party or has a material interest adverse to the company. Neither the company nor any of the Participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

Other than the persons described in the Proxy Statement, no regular employees of the company have been or are to be employed to solicit stockholders in connection with this proxy solicitation. However, in the course of their regular duties, certain administrative personnel may be asked to perform clerical or ministerial tasks in furtherance of this solicitation.

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Genworth®

Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230
genworth.com